As filed with the Securities and Exchange Commission on March 29, 2006

Registration No. 333-132135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Northstar Neuroscience, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Washington	3845	91-1976637
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2401 Fourth Avenue, Suite 300

Seattle, WA 98121

(206) 728-1477

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alan J. Levy, Ph.D.

President and Chief Executive Officer

Northstar Neuroscience, Inc.

2401 Fourth Avenue, Suite 300

Seattle, WA 98121

(206) 728-1477

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John M. Steel, Esq. Mark F. Hoffman, Esq. DLA Piper Rudnick Gray Cary US LLP 701 Fifth Avenue, Suite 7000 Seattle, WA 98104-7044 (206) 839-4800	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 (212) 259-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 29, 2006

P R O S P E C T U S

             Shares

Common Stock

$             per share

We are selling              shares of our common stock. We have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “NSTR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to Northstar Neuroscience, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2006.

Citigroup	Cowen & Company

First Albany Capital	Leerink Swann & Company

                    , 2006

NORTHSTAR
NEUROSCIENCE

Northstar Cortical Stimulation System

Cortical
Stimulation Lead
Implantable
Pulse Generator
Programming System

CAUTION: Investigational device. Limited by federal (or United States) law to investigational use.

The Cerebral Cortex

Motor cortex
Movement
Primary
somatosensory cortex
Touch, sensory information
Prefrontal
cortex
Problem solving,
behavior,
emotion
Sensory
associative cortex
Interpretation of
sensory information
Auditory
cortex
Hearing
Broca's area
Speech
Visual
cortex
Vision

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

SUMMARY

After you read the following summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in this prospectus. If you invest in our common stock, you are assuming a high degree of risk. See “Risk Factors.”

Northstar Neuroscience, Inc.

Overview

We are a medical device company focused on developing and commercializing novel neurostimulation therapies for a broad range of neurological diseases and disorders. Our proprietary technology is designed to deliver targeted electrical stimulation to the outermost layer of the brain, called the cortex, in a process referred to as cortical stimulation. Because the cortex can be surgically accessed relatively easily, our cortical stimulation therapy system can be implanted in approximately two and one-half hours by a single neurosurgeon. Our initial product candidate, the Northstar Stroke Recovery System, is designed to enhance recovery of hand and arm motor function in patients who have suffered a stroke, which we refer to as stroke motor recovery. According to the American Stroke Association, there are over 5.5 million stroke survivors in the United States, approximately half of whom suffer from hand or arm motor impairment. We are also studying therapeutic applications of our cortical stimulation therapy for other neurological conditions including: stroke-related aphasia, which is an impaired ability to speak; tinnitus, which is a chronic, often intense, ringing in the ears that can be severely disabling; and essential tremor, which is a movement disorder that causes patients to experience uncontrollable shaking or quivering in the hands and other parts of the body. Because the cortex controls many neurological functions, we believe our cortical stimulation therapy system will enable the treatment of these and other neurological diseases and disorders.

We believe our cortical stimulation therapy for stroke motor recovery enhances neuroplasticity, which is a natural process by which existing neurons and alternate neural pathways in remaining healthy brain tissue assume some of the capabilities previously controlled by the parts of the brain damaged by a stroke. Following a stroke, the human brain naturally begins to change the function of neural pathways in areas of the cortex not impacted by the stroke, which can help restore motor function. The parts of the brain that change vary from patient to patient. Even with the help of traditional rehabilitative therapy, however, gains in motor function generally plateau within approximately three months after a stroke, and many stroke survivors achieve only limited recovery of motor function. Our initial research has shown that cortical stimulation of the patient-specific neuroplastic area of the cortex, in conjunction with intensive rehabilitative therapy, may meaningfully enhance motor function beyond the natural recovery, even in stroke survivors who receive our cortical stimulation therapy several years after their strokes.

We are currently conducting a pivotal trial for stroke motor recovery, called EVEREST, using our Northstar Stroke Recovery System. If the EVEREST trial is successful, we intend to seek approval from the U.S. Food and Drug Administration, or FDA, to market our Northstar Stroke Recovery System. As of January 31, 2006, 39 out of a targeted 151 patients were randomized in the EVEREST trial, and we expect to complete the four-week primary endpoint follow-up on the last EVEREST patient by the first quarter of 2008. In our two prior feasibility trials, 75% of the total patients who received our cortical stimulation therapy delivered in conjunction with intensive rehabilitative therapy showed clinically meaningful improvement, as defined in those trials, in measurements of motor function compared to their initial baseline measurements. The average improvement of motor function for these patients in our first and second feasibility trials was 29% and 17%, respectively. In addition, the investigational patients also showed improvement in their ability to perform activities of daily living. We believe our feasibility trials also indicate that our cortical stimulation therapy is safe and that the results were sustained over time.

We believe we are the only company pursuing cortical stimulation therapy for stroke motor recovery. We are developing a significant intellectual property position relating to key aspects of our cortical stimulation therapy, which includes identifying the patient-specific site of stimulation, stimulating at a subthreshold level, using appropriate stimulation parameters for different diseases and disorders and conducting adjunctive therapy delivered in conjunction with cortical stimulation therapy. We believe our intellectual property portfolio will provide a significant competitive advantage.

As of December 31, 2005, we had a deficit accumulated during the development stage of $69.3 million. We currently have no revenue and have not received any revenue to date from our products currently under development. If the EVEREST trial is successful, we intend to seek FDA approval in the first quarter of 2008 to market our Northstar Stroke Recovery System and, subject to such approval, we do not expect to generate revenue from the sale of our Northstar Stroke Recovery System until the first half of 2009.

Market Opportunity

Neurostimulation Market

The field of neurostimulation—a form of therapy in which a low-voltage electrical current is used to treat medical conditions affecting different parts of the central nervous system—has grown dramatically in recent years. According to industry sources, the worldwide market for neurostimulation devices grew from approximately $500 million in 2001 to approximately $1.2 billion in 2005, representing a compound annual growth rate in excess of 20%. FDA-approved neurostimulation devices are currently utilized to treat a range of indications, including chronic pain, epilepsy, essential tremor, Parkinson’s disease, hearing loss and depression. These devices are implanted in the body and are used to stimulate different parts of the central nervous system, including the spinal cord, sacral nerves, vagus nerve and deeper structures of the brain. To date, the market for neurostimulation therapies has been comprised of devices that stimulate areas of the central nervous system other than the cortex. We believe that targeting specific areas of the cortex, which controls many neurological functions, will allow the successful treatment of a variety of neurological diseases and disorders.

Stroke Market Opportunity

According to the American Stroke Association, or ASA, stroke is the leading cause of serious, long-term disability in the United States and, in the U.S. alone, the annual healthcare burden of stroke-related care is expected to exceed $57.9 billion in 2006. The ASA estimates that in the U.S. there currently are more than 5.5 million stroke survivors, and each year approximately 540,000 additional people in the U.S. survive a stroke. Many of these stroke survivors are left significantly and permanently disabled. In an ischemic stroke, which accounts for approximately 88% of all strokes in the U.S., a blood clot within an artery leading to or within the brain stops blood flow, often resulting in damage to the brain. Hemiparesis, which is weakness or partial paralysis of one side of the body, is the most common disability caused by stroke. Approximately one-half of stroke survivors in the U.S. suffer from hand or arm motor impairment, called upper-extremity hemiparesis. Approximately 20% of stroke survivors in the U.S. suffer from aphasia. We expect the incidence and prevalence of stroke, and stroke-related physical impairments, to grow as life expectancies and the population over the age of 65 increase.

Conventional Treatments for Stroke and Stroke Recovery

After an ischemic stroke, an attempt may be made to restore blood flow by using a drug to dissolve the clot that is obstructing the blocked vessel. However, there is a short window of time—approximately three hours after onset of the stroke—in which clot-dissolving drugs can be safely and effectively administered. Unfortunately, because stroke symptoms may not be immediately debilitating or may be initially attributed to other less serious conditions, many stroke victims do not seek medical attention until several hours after the onset of these symptoms and are ultimately hospitalized on average more than 12 hours after their stroke. The ASA estimates that less than 5% of people who suffer ischemic strokes receive clot-dissolving drugs. Most stroke survivors end up with some form of permanent impairment, including upper-extremity hemiparesis or aphasia.

Patients who are assessed to have a disability resulting from a stroke are typically referred to an inpatient or outpatient rehabilitation facility to undergo rehabilitative therapy. Rehabilitative therapy for stroke patients involves exercises and tasks designed to increase strength, mobility, range of motion, and overall function of disabled limbs. The patient also learns to compensate with the unimpaired limb. Within several months after a stroke, improvement in motor function typically reaches a plateau and patients must learn to live with and adapt to disabilities that impact their quality of life and ability to perform many of the activities of daily living. The limitations of current rehabilitative therapies have produced a large and growing population of motor-impaired stroke survivors who could benefit from improved therapies to assist in their recovery.

Our Solution

We are developing a cortical stimulation therapy system that delivers targeted electrical stimulation to the cortex. Our initial product, the Northstar Stroke Recovery System, is intended to facilitate stroke motor recovery by enhancing neuroplasticity, in which other areas of the brain take over the function of stroke-damaged areas. The cortex, with its extensive network of interconnected neurons, is an important site for neuroplasticity to occur. Our cortical stimulation therapy system can be implanted by one neurosurgeon in a relatively simple surgical procedure.

We use functional magnetic resonance imaging, or fMRI, to target the specific neuroplastic region of an individual patient’s cortex that has taken over motor control of the stroke-impaired limb. After identifying the primary site of neuroplasticity using fMRI, a small electrode grid attached to a lead wire is placed on the tough membrane covering the brain, called the dura, immediately above the targeted area of the motor cortex. To power the electrode grid, an implantable pulse generator, or IPG, is also implanted and connected to the lead. Cortical stimulation is then provided while the patient is undergoing intensive rehabilitative therapy. The stimulation is subthreshold, meaning that it does not evoke movement and cannot be felt by the patient. Following completion of the cortical stimulation therapy, the Northstar Stroke Recovery System is surgically removed from the patient.

We believe our Northstar Stroke Recovery System will offer the following advantages to stroke patients and practitioners:

•	Broad treatment window. In our two feasibility trials, cortical stimulation therapy improved motor function measurably in ischemic stroke survivors with chronic upper-extremity hemiparesis, even when administered months and years after their strokes. In our first feasibility trial, patients were treated an average of 28 months post-stroke, and in our second feasibility trial, patients were treated an average of 33 months post-stroke, with patients ranging from four months to eight years post-stroke.

•	Enhanced motor function. In our two feasibility trials, 75% of the total patients who were treated with our cortical stimulation therapy in conjunction with rehabilitative therapy showed clinically meaningful improvement, as defined in those trials, in hand and arm motor function, compared to less than 40% of the total patients in the group that received only rehabilitative therapy. The average improvement of motor function in investigational patients in our first and second feasibility trials was 29% and 17%, respectively. Patients achieving functional gains in these trials also reported improvements in their ability to perform activities of daily living.

•	Sustained outcomes. In both our human and animal trials, improvements in motor function that resulted from cortical stimulation in conjunction with rehabilitative therapy were retained several months after the end of therapy, suggesting a sustained effect of our stroke motor recovery therapy.

•	Ease of implantation. We believe the surgery for implanting the Northstar Stroke Recovery System, which does not require penetration into the brain, can be performed by most neurosurgeons.

•	Short surgical procedure. Our Northstar Stroke Recovery System can be surgically implanted in approximately two and one-half hours, and the procedure can be completed by one neurosurgeon.

•	Favorable safety profile. We believe that the surgical approach for implanting our Northstar Stroke Recovery System contributes to a favorable safety profile of our device.

•	Temporary implant. For our stroke motor recovery application, stimulation is administered only during the course of rehabilitative therapy. Afterwards, the system is removed and no components of the system remain in the body.

•	Patient-specific treatment. Our cortical stimulation therapy uses fMRI to determine the primary location of a specific patient’s motor cortex that has taken over control of hand or arm movement, which enables the neurosurgeon to place the electrode grid on the dura over that patient-specific site. We own allowed patent application claims that relate to the use of electrical stimulation to treat neurological diseases and disorders of the brain by using imaging methods, such as fMRI, to target patient-specific stimulation sites of the cortex.

Beyond stroke motor recovery, we are also evaluating our cortical stimulation therapy system for use in treating stroke-related aphasia, as well as tinnitus and essential tremor, which are other disabling neurological disorders that afflict large numbers of patients. We believe that cortical stimulation therapy may be useful in treating these and other neurological diseases and disorders.

Our Business Strategy

Our goal is to become the leading provider of neurostimulation solutions for patients who suffer from stroke and other neurological diseases and disorders, by establishing our proprietary cortical stimulation therapy as the treatment of choice for multiple neurological applications. Key elements of our strategy include:

•	commercializing our Northstar Stroke Recovery System for stroke motor recovery;

•	communicating the benefits of cortical stimulation therapy by publicizing clinical results obtained by leading clinicians;

•	establishing third party reimbursement for cortical stimulation therapy;

•	leveraging our technology platform to pursue additional neurological applications, including the treatment of aphasia, tinnitus, essential tremor and other movement disorders, other brain injuries, neuropsychiatric disorders and pain management; and

•	expanding and strengthening our intellectual property position.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a history of operating losses and we may never achieve profitability. We do not have, and may never have, any products approved for marketing. Our cortical stimulation therapy system is novel. While our clinical trials to date have yielded results that we believe to be favorable, these data are not necessarily indicative of data we will obtain in our EVEREST or other trials and are not predictive of regulatory approval or commercial success. We rely on third parties with whom we have long-term, exclusive relationships to supply the components of, and to manufacture, our Northstar Stroke Recovery System. We compete against companies that have longer operating histories, more established products and greater resources than we do.

Our Corporate Information

We were incorporated in 1999 in Washington. Our principal executive offices are located at 2401 Fourth Avenue, Suite 300, Seattle, WA 98121, and our telephone number is (206) 728-1477. Our website address is http://www.northstarneuro.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Northstar,” “we,” “us” and “our” refer to Northstar Neuroscience, Inc., a Washington corporation. We use Northstar Neuroscience™, Northstar™ and the Northstar Neuroscience logo as trademarks in the U.S. and other countries. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

To complete our pivotal stroke motor recovery trial and continue the development of our cortical stimulation therapy, including other clinical trials and research programs, to build sales and marketing capabilities, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	NSTR

The number of shares of common stock to be outstanding immediately after this offering, assuming conversion of 22,413,765 shares of redeemable convertible preferred stock, as shown above is based on 25,593,721 shares of common stock outstanding as of January 31, 2006. This number excludes:

•	2,339,958 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2006, having a weighted-average exercise price of $0.67 per share;

•	339,645 shares of common stock issuable upon the exercise of warrants outstanding as of January 31, 2006, having a weighted-average exercise price of $4.24 per share, of which warrants for 25,000 shares of common stock will terminate if not exercised prior to the closing of this offering;

•	253,003 shares of common stock reserved for future grants under our Amended and Restated 1999 Stock Option Plan as of January 31, 2006; and

•	3,000,000 shares of common stock reserved for future issuance under our 2006 Performance Incentive Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering, subject to automatic annual increases and increases resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 1999 Stock Option Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all our outstanding shares of redeemable convertible preferred stock into 22,413,765 shares of common stock upon the closing of this offering;

•	that each outstanding warrant to purchase shares of redeemable convertible preferred stock has become a warrant to purchase shares of common stock;

•	a -for- reverse stock split that was effected on , 2006;

•	the filing of our amended and restated articles of incorporation upon completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following table sets forth summary financial data from our financial statements as described below. We have derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the period from May 18, 1999 (inception) to December 31, 2005 and the balance sheet data as of December 31, 2005 from our audited financial statements, which are included elsewhere in this prospectus. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Period from Inception (May 18, 1999) to December 31, 2005
	2003	2004	2005
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue (1)	$316	$—	$—	$463
Cost of goods sold (1)	366	—	—	956

Gross margin	(50)	—	—	(493)
Operating expenses:
Research and development	8,703	12,367	11,763	47,064
Selling, general and administrative	6,128	3,127	3,257	25,626
Severance	650	—	—	650
Loss on subleases	—	—	794	1,638

Total operating expenses	15,481	15,494	15,814	74,978

Operating loss	(15,531)	(15,494)	(15,814)	(75,471)
Interest income	398	446	558	2,877
Amortization of gain on sale of PNT assets	954	1,637	682	3,272

Net loss	(14,179)	(13,411)	(14,574)	(69,322)
Preferred stock accretion	(3,749)	(4,979)	(5,653)	(19,345)

Net loss applicable to common shareholders	$(17,928)	$(18,390)	$(20,227)	$(88,667)

Basic and diluted net loss per share applicable to common shareholders	$(7.50)	$(6.91)	$(7.02)

Shares used in computation of basic and diluted net loss applicable to common shareholders	2,390,232	2,662,964	2,881,755

Pro forma basic and diluted net loss per share (unaudited) (2)			$(0.58)

Pro forma shares used in computation of basic and diluted net loss per share (unaudited) (2)			25,295,520

(1)	Represents revenue and cost of goods sold from the sale of PNT product to customers.
(2)	Please see Note 10 to our financial statements for an explanation of the method used to compute pro forma basic and diluted net loss per share and the number of shares used in computing per share amounts.

The following table sets forth our summary balance sheet data as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis after giving effect to:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into 22,413,765 shares of common stock and

•	the conversion of a warrant to purchase up to 209,645 shares of our redeemable convertible preferred stock to a warrant to purchase an equal number of shares of our common stock, resulting in the reclassification of $1,090,000 from current liabilities to shareholders’ equity (deficit); and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the filing of our amended and restated articles of incorporation.

	December 31, 2005
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and securities available-for-sale (short-term)	$20,187	$20,187
Working capital	16,321	17,410
Total assets	21,745	21,745
Long-term liabilities	5,425	5,425
Redeemable convertible preferred stock	99,860	—
Shareholders’ equity (deficit)	(87,733)	13,216

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

We have incurred losses since inception and anticipate that we will continue to incur increasing losses for the foreseeable future.

We are a development stage company with a limited operating history and no current revenue. As of December 31, 2005, we had a deficit accumulated during the development stage of $69.3 million. We have incurred losses in each year since our formation in 1999. Our net losses applicable to common shareholders for the fiscal years ended December 31, 2005, 2004 and 2003 were $20.2 million, $18.4 million and $17.9 million, respectively. Development of a new medical device, including conducting clinical trials and seeking regulatory approvals, is a long, expensive and uncertain process. We expect to continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

We expect our clinical and regulatory expenses to increase in connection with our current pivotal clinical trial, other ongoing clinical trials and trials that we may initiate in the future. We also expect our product development expenses to increase in connection with our ongoing and future product development initiatives. In addition, we expect to incur significant sales and marketing expenses, prior to recording sufficient revenue to offset these expenses, if our Northstar Stroke Recovery System is approved for marketing by the U.S. Food and Drug Administration, or FDA. Because of the numerous risks and uncertainties associated with developing new medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

Our product development programs are based on novel technologies and are inherently risky.

We are subject to the risks of failure inherent in the development of products based on new technologies. The use of cortical stimulation therapy for stroke motor recovery is, to our knowledge, a novel application of neurostimulation therapy that has not previously been investigated to any meaningful extent. The other potential applications of our cortical stimulation therapy involve similarly novel approaches to the treatment of neurological diseases and disorders. The novel nature of these therapies results in significant challenges in regards to product development and optimization, government regulation, third party reimbursement and market acceptance. These challenges may prevent us from developing and commercializing products on a timely and profitable basis or at all.

Our success as a company will depend heavily on the success of the initial application of our cortical stimulation therapy, our Northstar Stroke Recovery System, for which we are conducting a pivotal clinical trial. If we are unable to commercialize our Northstar Stroke Recovery System, our ability to generate revenue will be significantly harmed.

Since June 2003 we have invested substantially all of our financial resources and our research and product development efforts in our Northstar Stroke Recovery System, which we hope to introduce for commercial sales starting in the first quarter of 2009, subject to FDA approval. We do not anticipate generating any revenue prior to that time. The commercial success of our Northstar Stroke Recovery System will depend upon:

•	successfully completing our ongoing EVEREST trial;

•	obtaining marketing approval from the FDA;

•	manufacturing of our Northstar Stroke Recovery System in commercial quantities;

•	the successful commercial launch of our Northstar Stroke Recovery System; and

•	the acceptance of our Northstar Stroke Recovery System by the medical and stroke community and third party payors as clinically useful, cost-effective and safe.

If we are not successful in completing our EVEREST trial, or if the data from our EVEREST trial are not satisfactory, we may not proceed with our planned filing of an application for regulatory approval or we may be forced to delay our regulatory filings to conduct additional trials. If we are not successful in securing FDA marketing approval, we may never generate any revenue and may be forced to cease operations. Although we are investigating the potential applicability of our cortical stimulation therapy system for the treatment of other neurological diseases and disorders, such as stroke-related aphasia and tinnitus, we do not expect to start pivotal clinical trials for other applications prior to 2007, and the earliest time at which we might expect to obtain regulatory approval for and begin receiving revenue from any other application would be 2009, if ever.

If we are unable to complete our EVEREST or other trials, or if we experience significant delays, our ability to commercialize our Northstar Stroke Recovery System or other products we may develop, and our financial position, will be impaired.

Our EVEREST trial protocol requires us to treat at least 151 patients to meet our primary safety and efficacy endpoints. Depending on the attrition level, which is the number of enrolled patients who fail for any reason to complete the trial, we will have to treat more than 151 patients to end up with the full set of patient data required by the FDA. Our clinical plan, as approved by the FDA, assumes that the attrition level could be as high as 20% of the patients we enroll. We will monitor actual patient attrition during the trial and increase our enrollment accordingly. If the attrition level is 20%, we will need to enroll and treat 189 patients in the EVEREST trial. Conducting a clinical trial of this size, which involves screening, assessing, testing, treating and monitoring patients at up to 18 sites across the country, and coordinating with patients and clinical institutions as well as with neurologists, neurosurgeons, radiologists, physiatrists and physical therapists, is a complex and uncertain process. To enroll and treat patients at a clinical site, we must first obtain clinical site approvals, finalize contracts at trial sites and train and validate site personnel. To date, we have not enrolled and treated patients in our EVEREST trial as fast as we originally estimated because it has taken longer than anticipated to complete these steps. The criteria for inclusion in the EVEREST trial are more restrictive than in our earlier feasibility trials, which has contributed to the slower than anticipated rate of enrollment. As of January 31, 2006, we had enrolled and assigned to a treatment group a total of 39 patients, and we currently expect to reach the primary endpoint of the trial by the first quarter of 2008.

Completion of our EVEREST trial, and our other ongoing or future clinical trials, could also be delayed for several reasons, including:

•	we may experience difficulties or delays in bringing additional clinical sites on-line;

•	sites currently participating in the trial may drop out of the trial, which may require us to engage new sites and/or petition the FDA for an expansion of the number of sites that are permitted to be involved in the trial;

•	patients may not enroll in, or complete, clinical trials at the rate we expect;

•	patients may experience adverse side effects, causing the data safety monitoring board, a clinical site ethics committee, the FDA or other regulatory authority to place the clinical trial on hold;

•	clinical investigators may not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices; and

•	regulatory inspections of clinical trials or manufacturing facilities may result in our being required to undertake corrective action or suspend or terminate our clinical trials if inspectors find us not to be in compliance with regulatory requirements.

In addition, adverse events during a clinical trial could cause us to repeat or terminate a trial, or cancel an entire development program. If our clinical trials are delayed, it will take us longer to ultimately commercialize a product and achieve revenue. Moreover, our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned.

If our EVEREST trial does not meet our anticipated safety or efficacy endpoints, our ability to commercialize our Northstar Stroke Recovery System and our financial position will be impaired.

Before we can market our Northstar Stroke Recovery System, we must successfully complete our ongoing EVEREST trial and demonstrate the safety and efficacy of the Northstar Stroke Recovery System. For purposes of the EVEREST trial we will consider our Northstar Stroke Recovery System to be effective if the trial data show that the percentage of patients who undergo cortical stimulation therapy in combination with intensive rehabilitative therapy and achieve clinically meaningful improvements in a combined endpoint of the Upper Extremity Fugl-Meyer (UEFM) test, which provides an index of patients’ neurological and motor function, and the Arm Motor Ability Test (AMAT), a measure of activities of daily living, is 20 percentage points greater than the combined data for patients who undergo intensive rehabilitative therapy alone. The results of the EVEREST trial are “blinded,” so we do not know how patients treated with the Northstar Stroke Recovery System to date have responded to treatment. Despite the encouraging results from our two smaller completed feasibility trials, we may be unable to demonstrate the safety and efficacy of our Northstar Stroke Recovery System in the EVEREST trial.

We may not secure regulatory approval for our Northstar Stroke Recovery System or any other products that we may develop in the future, even if we believe our clinical trial results demonstrate the efficacy of our cortical stimulation therapy.

Even if we file an application with clinical data that we believe justifies marketing approval for the Northstar Stroke Recovery System or any other product we may in the future develop, the FDA or foreign regulatory authorities may not approve our filing, or may request additional information, including data from additional clinical trials. The FDA or foreign regulatory authorities may also approve our Northstar Stroke Recovery System or any other product for very limited purposes with many restrictions on its use, may delay approval, or ultimately may not grant marketing approval for our system. Because our Northstar Stroke Recovery System represents a novel way to treat motor disabilities caused by stroke, and because there is a large population of stroke patients who might be eligible for treatment, it is possible, if not likely, that the FDA and other regulatory bodies will review an application for approval of our Northstar Stroke Recovery System with greater scrutiny, which could cause that process to be lengthier and more involved than that for products without such characteristics. There can be no assurance that the FDA will approve our Northstar Stroke Recovery System even if the EVEREST trial data demonstrate our anticipated or greater levels of improvement in motor recovery and activities of daily living. We cannot assure you that we will ever obtain the necessary regulatory approvals to market our Northstar Stroke Recovery System in the U.S. or abroad.

We have used two different implantable pulse generators, or IPGs, in our EVEREST trial, switching from a third party IPG to our proprietary IPG after treating 16 investigational patients, which could cause the FDA to require us to treat additional patients in our EVEREST trial.

With the FDA’s knowledge and consent, for the first 16 investigational patients in our EVEREST trial we used a third party IPG before switching to use of our own proprietary IPG for subsequent EVEREST investigational patients. Although our proprietary IPG has the ability to provide higher levels of stimulation, for purposes of the EVEREST trial, the parameters of stimulation for the third party IPG and our proprietary IPG are substantially the same. We believe that the FDA will permit us to use the trial data from the patients who received cortical stimulation therapy using a third party IPG, but there is a risk that the FDA could reject this data and require us to obtain data on an additional 16 or more patients using our proprietary IPG, which would delay the completion of our trial and cause us to incur additional expense.

Even if our Northstar Stroke Recovery System, or any other product we develop, is approved by regulatory authorities, if we fail to comply with ongoing regulation, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval will be subject to ongoing regulation, including inspections by the FDA and other regulatory agencies of our products’ manufacturing processes, compliance with Quality System Regulations and review of post-market approval data, as well as review of our promotional activities. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses or populations for which the product may be marketed. For example, because our target patients comprise only a subset of all stroke survivors who primarily are patients with moderate and moderately-severe impairment of their upper limbs and a small percentage of patients with mild or severe upper limb impairment without other severe coexistent disabilities, we might be limited to marketing our Northstar Stroke Recovery System for only a subpopulation of stroke patients, which could significantly affect the size of the potential market. In addition, if the data from an FDA-mandated post-market approval trial are not obtained, we may have to collect further data on study patients. This would entail additional clinical costs and continued monitoring by the FDA. Furthermore, later discovery of previously unknown problems with our products, including unanticipated adverse events, manufacturer or manufacturing problems or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

The manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If these manufacturing facilities do not receive regulatory approval, our business and our results of operations would be harmed.

Completion of our clinical trials and commercialization of our Northstar Stroke Recovery System require access to manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. We rely solely on third parties to manufacture and assemble our Northstar Stroke Recovery System, and do not currently plan to manufacture or assemble any of our proposed products. The FDA must approve facilities that manufacture and assemble our products intended for sale in the U.S., as well as the manufacturing controls and specifications for the product. Suppliers of some components of our products must also comply with FDA and foreign regulatory requirements, which often requires significant time, money, and record-keeping and quality assurance efforts, and subjects us and our suppliers to potential regulatory inspections and stoppages. Our suppliers may not satisfy these requirements. If we or our suppliers do not achieve required regulatory approval for our manufacturing operations, our commercialization efforts could be delayed, which would harm our business and our results of operations.

Our Northstar Stroke Recovery System may never achieve market acceptance even if we obtain regulatory approvals.

Market acceptance of our Northstar Stroke Recovery System will depend on successfully communicating the benefits of our cortical stimulation therapy to each of the four different constituencies involved in deciding whether to treat a particular patient using cortical stimulation therapy:

•	the various healthcare providers, such as neurosurgeons, neurologists and physiatrists, who treat stroke patients;

•	institutions such as hospitals and stroke rehabilitation centers, where the procedure and rehabilitative therapy would be performed, as well as opinion leaders in these institutions;

•	the stroke survivors themselves, and their families; and

•	third party payors, such as private healthcare insurers and Medicare, which would ultimately bear most of the costs for the various providers and medical devices involved in the procedures.

Marketing to each of these constituencies requires a different marketing approach, and we must convince each of these groups of the efficacy and utility of using our Northstar Stroke Recovery System to be successful. Our ability to market our Northstar Stroke Recovery System successfully to each of these constituencies will depend on a number of factors, including:

•	the perceived effectiveness and sustainability of the results of therapy provided by our Northstar Stroke Recovery System;

•	the level of education and awareness among physicians and stroke survivors concerning our Northstar Stroke Recovery System;

•	acceptance of the measures used to assess the efficacy of our Northstar Stroke Recovery System;

•	the price of our Northstar Stroke Recovery System and the associated costs of the surgical procedure and treatment;

•	the availability of sufficient third party coverage or reimbursement for our Northstar Stroke Recovery System and the related rehabilitative therapy;

•	the frequency and severity of any side effects;

•	the willingness of stroke patients to undergo surgery to implant our Northstar Stroke Recovery System; and

•	the availability and perceived advantages and disadvantages of alternative treatments.

If our Northstar Stroke Recovery System, or any other cortical stimulation therapy for other neurological diseases and disorders that we may develop, does not achieve an adequate level of acceptance by the relevant constituencies, we may not generate significant product revenue and may not become profitable.

If we fail to obtain adequate levels of reimbursement for our products by the government and other third party payors, there may be no commercially viable markets for our Northstar Stroke Recovery System or other products we may develop or our target markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payors, such as the Medicare and Medicaid programs and private healthcare insurers, will substantially affect the markets for cortical stimulation therapy and our ability to commercialize our Northstar Stroke Recovery System and other products we may develop. The efficacy, safety, ease of use and cost-effectiveness of our Northstar Stroke Recovery System and of any competing products will in part determine the availability and level of reimbursement. In particular, we expect that securing reimbursement for our Northstar Stroke Recovery System will be more difficult if our EVEREST trial does not demonstrate a level of motor function improvement that healthcare providers, stroke institutions and stroke survivors consider clinically meaningful, whether or not regulatory agencies consider the improvement of patients treated in clinical trials to have been clinically meaningful. Reimbursement also may be more difficult to obtain if payors view our Northstar Stroke Recovery System only as adding to their costs because our therapy may be delivered to many stroke survivors who are not otherwise receiving a significant amount of reimbursed stroke-related treatment or therapy. Moreover, the novelty of cortical stimulation to treat stroke victims will likely complicate the establishment of a uniform and favorable reimbursement policy.

In some international markets, pricing of medical devices is subject to government control. In the U.S. and international markets, we expect that both government and third party payors will continue to attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. If reimbursement for our Northstar Stroke Recovery System and the related surgery, hospital stay and rehabilitative therapy is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, market acceptance of our Northstar Stroke Recovery System would be impaired and our future revenue, if any, would be adversely affected.

We depend on a limited number of manufacturers and single source suppliers of various critical components for our Northstar Stroke Recovery System. The loss of any of these manufacturer or supplier relationships could delay our clinical trials or prevent or delay commercialization of our Northstar Stroke Recovery System.

We rely entirely on third parties to manufacture our Northstar Stroke Recovery System and to supply us with all of the critical components of our Northstar Stroke Recovery System, including our IPGs, cortical stimulation leads and handheld programmers. We have entered into six-year agreements with our manufacturers and primary suppliers that generally require us to fulfill all of our manufacturing needs and purchase all of our worldwide requirements for components from these parties. These agreements terminate between April 2010 and August 2010. There is no overlap among these suppliers, insofar as we obtain each of our components from a single supplier. There is a limited number of alternative suppliers that are capable of manufacturing the components of our Northstar Stroke Recovery System, and the terms of our agreements significantly limit our ability to work with other suppliers to ensure backup sources of our components. If any of our existing suppliers was unable or unwilling to meet our demand for product components, or if the components or finished products that they supply do not meet quality and other specifications, our EVEREST trial could be delayed and the development and commercialization of our Northstar Stroke Recovery System and other products could be delayed or prevented.

If we have to switch to a replacement manufacturer or replacement supplier for any of our product components, we may face additional regulatory delays, and the manufacture and delivery of our Northstar Stroke Recovery System could be interrupted for an extended period of time, which could delay completion of our clinical trials or commercialization of our Northstar Stroke Recovery System. In addition, we may be required to obtain regulatory clearance from the FDA to use different suppliers or components. To date, our component requirements have consisted only of the limited quantities that we need to conduct our clinical trials. If we obtain market approval for our Northstar Stroke Recovery System, however, we anticipate that we will require substantially larger quantities of various components. Our suppliers may not provide us with sufficient quantities of necessary components in a timely manner that meet quality and other specifications, and we may not be able to locate an alternative supplier in a timely manner or on commercially reasonable terms, if at all. Establishing additional or replacement suppliers for these components may take a substantial amount of time, which could delay or prevent commercial launch of our Northstar Stroke Recovery System. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities.

We may not be successful in our efforts to utilize our cortical stimulation therapy in various applications.

A key element of our business strategy is to develop a cortical stimulation technology platform for use in treating many neurological diseases and disorders. We are conducting research on other potential applications of our cortical stimulation therapy, including some that we believe are based on a mechanism of action different from that for stroke motor recovery. Research to identify new target applications requires substantial technical, financial and human resources, whether or not any new applications for our cortical stimulation therapy are ultimately identified. We may be unable to identify or pursue other applications of our technology for many reasons, including the following:

•	the research methodology used may not be successful in identifying other potential applications;

•	competitors may develop alternatives, including nonsurgical alternatives, that render our cortical stimulation therapy obsolete for treating a particular neurological disease or disorder;

•	we may not be able to optimize the delivery of our cortical stimulation therapy in a manner that would effectively treat a particular neurological disease or disorder, if such optimization is even possible;

•	cortical stimulation therapy for certain neurological diseases or disorders may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective;

•	cortical stimulation therapy may be ineffective in treating a sufficiently large patient population with a particular disorder to make further study cost-effective; and

•	our cortical stimulation therapy may not be suitable for certain other potential applications.

Even if we identify a potential new application for our cortical stimulation therapy, investigating the safety and efficacy of our therapy requires extensive clinical testing, which is expensive and time-consuming. If we terminate a clinical trial in which we have invested significant resources, our prospects will suffer, as we will have expended resources on a program that will not provide a return on our investment and missed the opportunity to allocate those resources to potentially more productive uses. We will also need to obtain regulatory approval for these new applications, as well as achieve market acceptance and an acceptable level of reimbursement.

Even if we obtain regulatory approval to commercialize our Northstar Stroke Recovery System, we will need to develop an infrastructure, or contract with a third party, capable of successfully marketing and selling our products.

Even if we obtain approval to market our Northstar Stroke Recovery System, to generate sales we will need to develop a sales and marketing infrastructure or contract with a third party to perform that function. We do not currently have extensive marketing capabilities and have no sales capabilities. Establishing these capabilities would be expensive and time-consuming. We may be unable to develop an effective sales and marketing organization. If we contract with third parties to perform the sales and marketing function for us, our profit margins would likely be lower than if we performed these functions ourselves. In addition, we would necessarily be relying on the skills and efforts of others for the successful marketing of our products. If we are unable to establish and maintain effective sales and marketing capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that the estimated net proceeds from this offering of $             million, assuming the initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses, together with our cash resources and amounts available to us under a loan agreement, will be sufficient to fund our continuing operations and other demands and commitments until approximately the first quarter of 2009. After, and possibly prior to, such date we may need to raise substantial additional capital to:

•	continue our research and development programs;

•	commercialize our Northstar Stroke Recovery System, if approved by the FDA, for commercial sale; and

•	fund our operations generally.

Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	clinical trial results;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third party patent or other intellectual property rights;

•	the timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our Northstar Stroke Recovery System and any products that we may develop;

•	the rate of market acceptance of our Northstar Stroke Recovery System and any other product candidates;

•	the effect of competing products and market developments;

•	any revenue generated by sales of our future products; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Until the time, if ever, when we can generate a sufficient amount of product revenue, we expect to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration, licensing arrangements, and grants, as well as through interest income earned on cash balances.

Additional capital may not be available on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, our shareholders may experience dilution. Debt financing, if available, may involve restrictive covenants or additional security interests in our assets. Examples of such restrictive covenants, all of which we are subject to under our current loan agreement, include limitations on our ability to incur additional debt or liens on any of our assets, dispose of our property, make dividend payments or distributions to our shareholders or enter into certain transactions that would result in a change in control of us. Any additional debt or equity financing that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to delay, reduce the scope of, or eliminate some or all of, our development programs or liquidate some or all of our assets.

The financial reporting obligations of being a public company place significant demands on our management. In addition, if we are unable to satisfy regulatory requirements relating to internal control over financial reporting, or if our internal control is not effective, our business and financial results may suffer.

Prior to the consummation of this offering, we have never operated as a public company. The obligations of being a public company, including substantial public reporting and auditing obligations, will require significant additional expenditures, place additional demands on our management and require the hiring of additional personnel.

During the audit of our 2005 financial statements, our independent registered public accounting firm issued a letter to our audit committee noting a deficiency in the design and operation of certain internal controls that they deemed to constitute a reportable condition. This matter related to our financial statement close process and the lack of sufficient procedures and resources to ensure that all steps within our close process are performed on a timely basis. A reportable condition means that these were matters that in the auditors’ judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

We are devoting significant resources to remediating and improving our internal control, including hiring additional personnel with relevant experience working with public companies and enhancing the policies and procedures surrounding our financial statement close process, in order to address the concerns that gave rise to the reportable condition in 2005. We cannot be certain that these measures will ensure that we implement and maintain adequate control over our financial processes and reporting in the future.

In addition, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing such act will require us to conduct an annual evaluation of our internal control over financial reporting, and have that evaluation attested to by our independent auditor starting with our fiscal year ending December 31, 2007. This process will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming or costly. If we fail to have an effectively designed and operating system of internal control, we may be unable to comply with the requirements of Section 404 in a timely manner.

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are able to develop and market products that are safer or more effective than our products, our commercial opportunities will be reduced or eliminated.

The medical device industry is highly competitive and subject to rapid technological change. In particular, the neurostimulation industry in which we operate has grown significantly in recent years, and is expected to continue to expand as technology continues to evolve and awareness of neurostimulation as an effective or potential therapy for many applications expands. We face potential competition from competing neurostimulation technologies, off-label use of current technologies, and currently available, and non-invasive, stroke therapies that are medically accepted for treating large populations of stroke survivors and for which reimbursement levels are or may be established. Many of our competitors in the field of neurostimulation devices have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they pursue competing solutions through collaborative arrangements with large and established companies.

Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than we are able to do so; and

•	develop more effective, safer, less invasive or less expensive products or technologies.

We believe that stroke patients suffering from motor function disabilities have few if any effective treatment alternatives to address long-term motor function disabilities. However, the field of human therapeutics is characterized by large public and private investment in existing and new technologies, constant evolution and occasional breakthrough products that revolutionize treatment of a particular disease or disorder. It is possible that, even if we successfully commercialize a product, subsequent pharmaceutical or medical device breakthroughs would render our product non-competitive or obsolete.

Some of the potential applications of our cortical stimulation therapy system will likely require sustained delivery of electrical stimulation, which involves additional risks.

Some of the applications for our cortical stimulation therapy system that we are studying, such as tinnitus, will likely require a long-term implant and sustained delivery of electrical stimulation to the cortex. Long-term implants and sustained delivery of stimulation may involve additional challenges and risks, including the following:

•	the battery in our current IPG is not rechargeable, and replacing the IPG in patients may be necessary to support sustained electrical stimulation;

•	the therapeutic effect on the patient may not be sustained;

•	the clinical trials necessary to support FDA approval of a long-term implantable device that delivers sustained electrical stimulation will likely take longer, and may require longer term follow-up data for such trials; and

•	the FDA may require additional data.

Some of the potential applications of our cortical stimulation therapy system will likely involve implanting an electrode grid below the dura, the outermost membrane covering the brain, which involves additional risks.

To achieve the maximum benefit from our cortical stimulation therapy system, we believe that, for some applications, the electrode grid through which cortical stimulation is provided will be implanted below the dura. In all of our completed and ongoing clinical trials, the electrode grid is or has been implanted on the dura. Implanting the electrode grid below the dura may involve additional risks, including the risk that any infections that might occur could be more serious than if the electrode grid were implanted on the dura, and a risk of a subdural hemorrhage. These additional risks may adversely affect the safety profile of our products in these potential applications, which could make regulatory approval and market acceptance less likely.

We may be unable to attract and retain management and other personnel we need to succeed.

Our success depends on the services of our senior management and other key research and development and clinical trial employees. The loss of the services of one or more of these employees could have a material adverse effect on our business. We consider retaining Alan J. Levy, Ph.D., our president and chief executive officer, to be key to our efforts to complete our EVEREST trial, secure marketing approval for our Northstar Stroke Recovery System, and commercialize our Northstar Stroke Recovery System. Each of our officers may terminate his or her employment without notice and without cause or good reason. Other than for Alan J. Levy, Ph.D., we do not carry key person life insurance on our officers. Our future success will depend in large part on our ability to attract, retain and motivate highly skilled employees. We cannot be certain that we will be able to do so.

If we do not achieve our projected business goals in the time frames we announce and expect, our stock price may decline.

From time to time, we estimate and publicly announce, including in this prospectus, the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals. These statements, which are forward-looking statements, include our estimates regarding enrolling patients in our clinical trials, when we will complete our EVEREST trial or our other clinical trials, when we will submit our first premarket approval application, or PMA, to the FDA to seek regulatory clearance to market our Northstar Stroke Recovery System, and when we will obtain FDA approval for or begin to receive revenue from any of our products. These estimates are and must necessarily be based on a variety of assumptions. The timing of the actual achievement of these milestones may vary dramatically compared to our estimates, in some cases for reasons beyond our control. Our failure to meet any publicly-announced goals may be perceived negatively by the public markets, and, as a result, our stock price may decline. Refer to our discussion under the caption “Forward-looking Statements.”

We face the risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to a risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. We may be subject to product liability claims if our Northstar Stroke Recovery System, or any other products we sell, causes, or appears to have caused, an injury. Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products. We have $10.0 million of product liability insurance, which covers the use of our products in our clinical trials, which amount we believe is appropriate. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost and on acceptable terms for an adequate coverage amount or otherwise to protect against potential product liability claims, we could be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our Northstar Stroke Recovery System in the market.

We may be subject to product liability claims even if it appears that the claimed injury is due to the actions of others. For example, we rely on the expertise of surgeons, other physicians, therapists and other associated medical personnel to perform the medical procedure to implant and remove our Northstar Stroke Recovery System and to perform the related rehabilitative therapy. If these medical personnel are not properly trained or are negligent, the therapeutic effect of our Northstar Stroke Recovery System may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the negligence of one of our suppliers in supplying us with a defective component that injures a patient could be the basis for a claim against us.

We may be unable to manage our company’s growth effectively.

Our business strategy entails significant future growth. For example, we will have to expand existing operations in order to conduct additional clinical trials, increase our contract manufacturing capabilities, hire and train new personnel to handle the marketing and sales of our products, assist patients in obtaining reimbursement for the use of our products and create and develop new applications for our technology. Such growth may place significant strain on our management and financial and operational resources. Successful growth is also dependent upon our ability to implement appropriate financial and management controls, systems and procedures. Our ability to effectively manage growth depends on our success in attracting and retaining highly qualified personnel, for which the competition may be intense. If we fail to manage these challenges effectively, our business could be harmed.

Provisions of federal securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 has required us to adopt new corporate governance, securities disclosure and compliance practices. In response to the requirements of that act, the Securities Exchange Commission and The Nasdaq Stock Market, Inc. have enacted new rules. Compliance with these new rules has increased our legal, financial and accounting costs in connection with this offering, and we expect these increased costs to continue indefinitely. These laws and regulations may also make it more difficult for us to attract and retain qualified members of our board of directors or members of senior management.

Risks Related to Intellectual Property

If we are unable to obtain or maintain intellectual property rights relating to our technology and cortical stimulation therapy system, the commercial value of our technology and any future products will be adversely affected and our competitive position will be harmed.

Our success depends in part on our ability to obtain protection in the U.S. and other countries for our cortical stimulation therapy system and processes by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. As of January 31, 2006, we owned two issued patents and 36 patent applications in the U.S. and 16 patent applications in foreign jurisdictions. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us any competitive advantage. Even if issued, existing or future patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in patent laws or their interpretation in the U.S. and other countries could also diminish the value of our intellectual property or narrow the scope of our patent protection. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties. This can entail significant costs to us and divert our management’s attention from developing and commercializing our products.

If we infringe or are alleged to infringe the intellectual property rights of third parties, our business could be adversely affected.

Our cortical stimulation therapy may infringe or be claimed to infringe patents that we do not own or license, including patents that may issue in the future based on patent applications of which we are currently aware, as well as applications of which we are unaware. For example, we are aware of other companies that are investigating neurostimulation, including cortical stimulation, and of patents and published patent applications held by these companies in those fields. While the applicability of such patents and patent applications to our products and technologies under development and validity of these patents and patent applications are uncertain, third parties who own or control these patents and patent applications in the U.S. and abroad could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages and would divert management’s attention. Further, if a patent infringement suit were brought against us, we could be forced to stop our ongoing or planned clinical trials, or delay or abandon commercialization of the product that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Risks Related to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure of our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our principal shareholders and management own a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Our executive officers, current directors and holders of five percent or more of our common stock, as of January 31, 2006, beneficially owned approximately 77.8% of our common stock. We expect that upon the closing of this offering, that same group will continue to hold at least         % of our outstanding common stock. Consequently, even after this offering, these shareholders will likely be able to determine the composition of our board of directors, retain the voting power to approve some matters requiring shareholder approval and continue to have significant influence over our operations. The interests of these shareholders may be different than the interests of other shareholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities and the per share price paid by our existing shareholders and by persons who exercise currently outstanding options to acquire our common stock. In addition, purchasers of common stock in this offering will have contributed a disproportionate amount of our total capital relative to their ownership interests as compared to existing shareholders. See “Dilution.”

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock may bear no relation to the market price of our common stock after this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for small healthcare companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The price for our common stock may be influenced by many factors, including:

•	results of our clinical trials;

•	delays in enrolling or conducting our ongoing clinical trials, or other developments concerning ongoing clinical trials;

•	delays in obtaining regulatory approvals for clinical trials or commercial marketing efforts;

•	failure of any of our product candidates, if approved for commercial sale, to achieve commercial success;

•	regulatory developments in the U.S. and foreign countries;

•	regulatory issues related to our quality systems;

•	developments or disputes concerning patents or other proprietary rights;

•	ability to manufacture our products;

•	public concern over our products;

•	introduction of competing products;

•	litigation or other disputes with third parties;

•	departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

A decline in the market price of our common stock could cause investors to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

If there are substantial sales of common stock, our stock price could decline.

If our existing shareholders sell a large number of shares of common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could decline significantly. These shareholders may sell their shares of our common stock starting at various times following this offering.

In addition, existing shareholders holding an aggregate of 22,693,410 shares of common stock, based on shares outstanding as of January 31, 2006, including 209,645 shares underlying outstanding warrants, have rights with respect to the registration of these shares of common stock with the SEC. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, they will be permitted to sell those shares in the public market.

Promptly following this offering, we intend to register approximately              shares of common stock that are authorized for issuance under our equity compensation plans. As of January 31, 2006, 2,339,958 shares were subject to outstanding options, of which 1,625,074 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to lock-up agreements and restrictions on our affiliates. For more information, see the discussion under the caption “Shares Eligible for Future Sale.”

Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management.

Provisions of our articles of incorporation and bylaws and applicable provisions of Washington law may make it more difficult or impossible for a third party to acquire control of us without the approval of our board of directors. These provisions:

•	limit who may call a special meeting of shareholders;

•	provide for a classified board of directors;

•	provide that our board of directors may only be removed for cause by the affirmative vote of our shareholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on at shareholder meetings;

•	prohibit cumulative voting in the election of our directors;

•	prohibit shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without shareholder approval.

In addition, the Washington Business Corporation Act generally prohibits us from engaging in any business combination with certain persons who acquire 10% or more of our voting securities without the prior approval of our board of directors for a period of five years following the date such person acquires the shares. We cannot “opt out” of this statute. These provisions may have the effect of entrenching our management team and may deprive investors of the opportunity to sell their shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends on our common stock or other securities, and we currently do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit agreement limits our ability to pay dividends without the approval of our lenders and the instruments governing any future indebtedness may also contain various covenants that would limit our ability to pay dividends. Accordingly, our shareholders will not realize a return on their investment unless the trading price of our common stock appreciates. Our common stock may not appreciate in value after the offering and may not even maintain the price at which investors purchased shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals;

•	our expectations with respect to our clinical trials, including enrollment in our clinical trials;

•	our expectations with respect to our intellectual property position;

•	our ability to commercialize our Northstar Stroke Recovery System;

•	our ability to develop and commercialize new products; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive approximately $             million in net proceeds from this offering, or $             million if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We estimate that we will use the net proceeds from this offering in the following manner:

•	approximately $7 million for direct costs to complete the EVEREST trial;

•	approximately $26 million to continue the development of our cortical stimulation therapy system for applications other than stroke motor recovery, including other clinical trials and research programs;

•	approximately $16 million to build sales and marketing capabilities to support the commercial launch of our Northstar Stroke Recovery System; and

•	the balance for working capital and other general corporate purposes.

The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including actual results of our clinical trials, operating costs, capital expenditures and any expenses related to defending claims of intellectual property infringement. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

Pending such uses, the net proceeds of this offering will be invested in interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business. In addition, our credit agreement limits our ability to pay dividends without the approval of our lenders and the instruments governing any future indebtedness may also contain various covenants that would limit our ability to pay dividends. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis after giving effect to:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into 22,413,765 shares of common stock and

•	the conversion of a warrant to purchase up to 209,645 shares of our redeemable convertible preferred stock to a warrant to purchase an equal number of shares of our common stock, resulting in the reclassification of $1,090,000 from current liabilities to shareholders’ equity (deficit); and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the filing of our amended and restated articles of incorporation.

You should read this table together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	December 31, 2005
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Long-term debt, less current portion	$4,581	$4,581		$4,581
Redeemable convertible preferred stock; 22,413,765 shares issued and outstanding, actual, and no shares issued or outstanding, pro forma and pro forma as adjusted	99,860	—		—
Shareholders’ equity (deficit):
Preferred stock, $0.001 par value; 22,658,409 shares authorized, actual and pro forma, and 5,000,000 shares authorized, pro forma as adjusted; no shares issued or outstanding, pro forma as adjusted
Common stock, $0.001 par value; 35,000,000 shares authorized, actual and pro forma and 100,000,000 shares authorized, pro forma as adjusted; and 3,136,662 shares issued and outstanding, actual, 25,550,427 shares issued and outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	3	26
Additional paid-in capital	(17,738)	83,188
Deferred stock-based compensation	(653)	(653)		(653)
Deficit accumulated during the development stage	(69,322)	(69,322)		(69,322)
Accumulated other comprehensive loss	(23)	(23)		(23)

Total shareholders’ equity (deficit)	(87,733)	13,216

Total capitalization	$16,708	$17,797	$

The pro forma number of shares of common stock shown above excludes, as of December 31, 2005:

•	2,393,890 shares of common stock issuable upon the exercise of outstanding options, having a weighted-average exercise price of $0.67 per share;

•	339,645 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted-average exercise price of $4.24 per share, of which warrants for 25,000 shares of common stock will terminate if not exercised prior to the closing of this offering;

•	242,365 shares of common stock reserved for future grants under our Amended and Restated 1999 Stock Option Plan as of December 31, 2005; and

•	3,000,000 shares of common stock reserved for future issuance under our 2006 Performance Incentive Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering, subject to automatic annual increases and increases resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 1999 Stock Option Plan.

DILUTION

If you invest in our common stock in this offering, the amount you pay per share will be substantially more than the net tangible book value per share of the common stock you purchase.

Our actual net tangible book value as of December 31, 2005 was a deficit of approximately $87.7 million, or approximately $27.97 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2005. Our pro forma net tangible book value as of December 31, 2005 was approximately $13.2 million, or approximately $0.52 per share of common stock. Our pro forma net book value gives effect to the automatic conversion of all shares of our redeemable convertible preferred stock into 22,413,765 shares of common stock, and the conversion of warrants to purchase 209,645 shares of Series E redeemable convertible preferred stock into warrants to purchase common stock upon the effectiveness of this offering.

After giving effect to the issuance and sale by us of the              shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2005 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value per share of $             to existing shareholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Actual net tangible book value (deficit) per share as of December 31, 2005	$(27.97)
Increase per share due to conversion of all shares of redeemable convertible preferred stock and redeemable convertible preferred stock warrants into common stock and common stock warrants, respectively	28.49

Pro forma net tangible book value per share as of December 31, 2005, before this offering	0.52
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering			$

If the underwriters exercise their over-allotment option to purchase              additional shares from us in this offering, our pro forma net tangible book value per share will increase to $             per share, representing an immediate increase to existing shareholders (assuming conversion of all shares of our redeemable convertible preferred stock) of $             per share and an immediate dilution of $             per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes, on the pro forma basis described above, as of December 31, 2005, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus.

	Total Shares		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing shareholders	25,550,427		$81,004,272		$3.17
New investors

Total		100.0%		100.0%

The table above is based on shares outstanding as of December 31, 2005 and excludes:

•	2,393,890 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2005, having a weighted-average exercise price of $0.67 per share;

•	339,645 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, having a weighted-average exercise price of $4.24 per share, of which warrants for 25,000 shares of common stock will terminate if not exercised prior to the closing of this offering;

•	242,365 shares of common stock reserved for future grants under our Amended and Restated 1999 Stock Option Plan as of December 31, 2005; and

•	3,000,000 shares of common stock reserved for future issuance under our 2006 Performance Incentive Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering, subject to automatic annual increases and increases resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 1999 Stock Option Plan.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing shareholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately %, of the total number of shares of our common stock outstanding after this offering.

Assuming the exercise in full of all of our options outstanding as of December 31, 2005 and our issuance of 339,645 shares of common stock upon exercise of outstanding warrants as of December 31, 2005, pro forma net tangible book value as of December 31, 2005 would be $0.57 per share and, after giving effect to the sale of              shares of common stock in this offering, there would be an immediate dilution of $             per share to new investors purchasing shares in this offering. If all outstanding options and warrants as of December 31, 2005 are exercised in full, new investors would have contributed         % of the total consideration paid but would own only         % of our capital stock outstanding after the offering and exercise of all such outstanding options and warrants.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the period from May 18, 1999 (inception) to December 31, 2005 and the balance sheets data as of December 31, 2004 and 2005 from our audited financial statements, which are included elsewhere in this prospectus. We have derived the statements of operations data for the years ended December 31, 2001 and 2002, and the balance sheets data as of December 31, 2001, 2002 and 2003, from our audited financial statements, which are not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Period from Inception (May 18, 1999) to December 31, 2005
Statements of Operations Data:	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)
Revenue (1)	$—	$148	$316	$—	$—	$463
Cost of goods sold (1)	—	590	366	—	—	956

Gross margin	—	(442)	(50)	—	—	(493)
Operating expenses:
Research and development	5,030	4,674	8,703	12,367	11,763	47,064
Selling, general and administrative	3,239	7,705	6,128	3,127	3,257	25,626
Severance	—	—	650	—	—	650
Loss on subleases	—	844	—	—	794	1,638

Total operating expenses	8,269	13,223	15,481	15,494	15,814	74,978

Operating loss	(8,269)	(13,665)	(15,531)	(15,494)	(15,814)	(75,471)
Interest income	465	493	398	446	558	2,877
Amortization of gain on sale of PNT assets	—	—	954	1,637	682	3,272

Net loss	(7,804)	(13,172)	(14,179)	(13,411)	(14,574)	(69,322)
Preferred stock accretion	(1,255)	(3,085)	(3,749)	(4,979)	(5,653)	(19,345)

Net loss applicable to common shareholders	$(9,059)	$(16,257)	$(17,928)	$(18,390)	$(20,227)	$(88,667)

Basic and diluted net loss per share applicable to common shareholders	$(5.07)	$(7.41)	$(7.50)	$(6.91)	$(7.02)

Shares used to compute basic and diluted net loss per share applicable to common shareholders	1,786,187	2,193,470	2,390,232	2,662,964	2,881,755

Pro forma basic and diluted net loss per share (unaudited) (2)					$(0.58)

Pro forma shares used in computation of basic and diluted net loss per share (unaudited) (2)					25,295,520

(1)	Represents revenue and cost of goods sold from the sale of PNT product to customers.
(2)	Please see Note 10 to our financial statements for an explanation of the method used to compute pro forma basic and diluted net loss per share and the number of shares used in computing per share amounts.

	December 31,
Balance Sheets Data:	2001	2002	2003	2004	2005
	(in thousands)
Cash, cash equivalents and securities available-for-sale (short-term)	$6,571	$29,185	$18,008	$22,637	$20,187
Working capital	6,604	29,282	15,325	20,639	16,321
Securities available-for-sale (long-term)	—	—	1,028	4,621	—
Total assets	7,505	32,769	20,955	28,948	21,745
Long-term liabilities	—	409	1,575	635	5,425
Redeemable convertible preferred stock	22,697	61,935	66,228	94,207	99,860
Shareholders’ equity (deficit)	(15,646)	(31,732)	(50,061)	(68,421)	(87,733)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We are a medical device company focused on developing and commercializing novel neurostimulation therapies using our proprietary cortical stimulation system. We incorporated in the state of Washington on May 18, 1999 as Vertis Neuroscience, Inc. Since inception, we have devoted substantially all of our resources to the development and commercialization of medical technologies utilizing electrical stimulation to treat neurological diseases and disorders.

Our initial focus was on developing and commercializing a medical device, which we called PNT, to treat lumbar and cervical spinal pain. PNT is a minimally invasive therapy in which electrical stimulation is delivered through electrodes placed on the lower back and neck to alleviate pain. We received 510(k) clearance from the FDA for our back pain product in December 2001 and for our neck pain product in September 2002. During this time, we also had an active research program investigating applications of cortical stimulation to treat neurological diseases and disorders. In order to focus on opportunities in cortical stimulation, in May 2003 we sold the PNT assets and subsequently changed our name to Northstar Neuroscience, Inc.

The initial application of our cortical stimulation therapy system is our Northstar Stroke Recovery System, which is designed to enhance the recovery of hand and arm motor function in patients who have suffered an ischemic stroke, which we refer to as stroke motor recovery. Between November 2002 and October 2004, we conducted two feasibility trials, the ADAMS and BAKER trials, in which we investigated the safety and efficacy of our stroke motor recovery therapy. In July 2004, we received conditional approval from the FDA to initiate our pivotal trial, called EVEREST, to evaluate the safety and efficacy of our Northstar Stroke Recovery System, and in June 2005 we received a full investigational device exemption, or IDE, approval for our EVEREST trial at up to 18 sites throughout the U.S. A pivotal trial is a clinical trial in which safety and efficacy data are collected in support of an FDA submission to obtain marketing approval, and an IDE is a regulatory submission that allows an investigational device to be used in a human clinical trial. If the EVEREST trial is successful, we intend to seek FDA approval in the first quarter of 2008 to market our Northstar Stroke Recovery System. Under this schedule, we anticipate receiving FDA approval to market our Northstar Stroke Recovery System in 2009; however, FDA approval is not assured.

Beyond stroke motor recovery, we are also evaluating our cortical stimulation therapy system for use in treating other neurological diseases and disorders. We are currently enrolling patients in the CHESTNUT trial, which is our initial feasibility trial for stroke-related Broca’s aphasia, as well as the SAHALE trial, which is our initial feasibility trial for tinnitus. Additionally, in 2003 and 2004 we conducted our TIGER trial, which was our initial feasibility trial for essential tremor. We are designing another feasibility trial to further evaluate our cortical stimulation therapy system for this disorder.

We are a development stage company with a limited operating history and we currently have no products approved for sale. To date, we have not generated any significant revenue, and we have incurred net losses in each year since our inception. The only revenue we have generated has been from the commercial sale of PNT product. We expect our losses to continue and to increase as we expand our clinical trial activities and initiate commercialization activities. We have financed our operations primarily through private placements of our debt and equity securities.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation

Through December 31, 2005, we accounted for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended.

Under APB No. 25, we recognize stock-based compensation expense, which is a non-cash charge, when we issue employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the dates of grant based on several factors, including: progress against regulatory, clinical and product development milestones; sales of redeemable convertible preferred stock and the related liquidation preference associated with such preferred stock; changes in valuation of comparable publicly-traded companies; overall equity market conditions; and the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. Based on these factors, we granted stock options during 2005 with exercise prices ranging from $0.80 to $1.50 per share.

In connection with the preparation of the financial statements necessary for our initial public offering, we obtained an independent valuation of our common stock at December 31, 2005. The valuation used a probability-weighted combination of the market approach and income approach.

The market approach was based upon the stock prices of companies in the same or similar lines of business as ours and whose stock is actively traded in the public market. There are no companies directly comparable to us, because we believe we are the only company focusing on the use of cortical stimulation for the treatment of hand and arm impairment related to stroke. Since the initial public offering market for pre-revenue medical device companies can be highly volatile and since there are no direct comparables, we considered valuations of companies in similar stages of development, valuations of other neurostimulation companies and relevant broad-based market indices.

The income method involves applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. Our revenue forecasts were based on our estimates of expected annual growth rates following the anticipated commercial launch of our Northstar Stroke Recovery System during 2009, and subsequent commercial launches of additional product candidates. Operating expenses were based on our internal assumptions, including continuing research and development activities for our Northstar Stroke Recovery System and other clinical applications, and preparation and ongoing support for the commercialization of our Northstar Stroke Recovery System.

Based on consideration of the independent valuation and the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board subsequently reassessed the fair values of our common stock relating to option grants made during the year ended December 31, 2005. In addition to the factors outlined in the preceding paragraphs, our board also considered the following factors:

•	the FDA’s April 2005 full approval of our EVEREST pivotal trial;

•	the FDA’s June 2005 approval of our IDE for the use of our proprietary implantable pulse generator in the EVEREST pivotal trial;

•	during the second half of 2005, notices of allowance from the United States Patent and Trademark Office on certain patent applications;

•	the lack of FDA approval of any of our product candidates;

•	the $80.5 million in liquidation preferences related to our redeemable convertible preferred stock; and

•	our discussions, commencing during October 2005, with potential underwriters regarding the possibility of pursuing an initial public offering.

Based on the board’s reassessment of the estimated fair value of our common stock, we determined that the fair value of our common stock for accounting purposes during the year ended December 31, 2005 ranged from $0.80 to $5.79. In accordance with APB Opinion No. 25, deferred stock-based compensation of $1.2 million was recorded during the year ended December 31, 2005 to reflect the impact of the subsequently determined fair values of our common stock for accounting purposes. Deferred stock-based compensation equals the difference between the subsequently determined fair value of our common stock on the date of grant and the exercise price of employee stock option grants multiplied by the number of shares underlying the grants, and is amortized on an accelerated basis to expense based on the vesting period of the options.

The determination of the fair value of our common stock involves significant judgments, assumptions, and estimates made by our board, in consultation with management, that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the Practice Guide to determine the fair value of our common stock and that deferred stock-based compensation and related amortization have been recorded properly for accounting purposes.

Information on stock option grants, employee and non-employee, during the year ended December 31, 2005 is summarized as follows:

Date of Issuance	Type of equity issuance	Number of options granted	Exercise price	Fair value estimate per common share	Intrinsic value per share (1)
January 2005	Common Stock Options	200,000	$0.80	$0.80	$0.00
March 2005	Common Stock Options	70,061	0.80	1.10	0.30
April 2005	Common Stock Options	3,000	0.80	3.61	2.81
May 2005	Common Stock Options	117,596	0.90	3.57	2.67
June 2005	Common Stock Options	91,000	0.90	3.93	3.03
July 2005	Common Stock Options	3,000	0.90	4.20	3.30
July 2005	Common Stock Options	120,500	1.00	4.20	3.20
September 2005	Common Stock Options	30,500	1.00	5.05	4.05
October 2005	Common Stock Options	27,500	1.50	5.55	4.05
December 2005	Common Stock Options	14,000	1.50	5.79	4.29

		677,157

(1)	Represents the difference between the exercise price and fair value estimate per common share.

From inception through December 31, 2005, we recorded deferred stock-based compensation of $1.4 million and at December 31, 2005, $653,000 of deferred stock-based compensation remained to be amortized. We expect to record annual stock-based compensation expense of $414,000, $160,000, $69,000 and $10,000 during the four years ending December 31, 2009 relating to the deferred stock-based compensation balance at December 31, 2005. The amortization will be allocated between research and development expenses and selling, general and administrative expenses based upon the job function of the individual employees who received stock option grants.

While our financial statements account for stock option grants pursuant to APB No. 25, in accordance with SFAS No. 123, we disclose in the footnotes to our financial statements the pro forma impact on our net loss had we accounted for stock option grants using the fair value method of accounting. This information is presented as if we had accounted for our employee stock options at fair value using the minimum value option-pricing model. Our use of the minimum value model was primarily due to our determination as to its appropriateness as well as its general acceptance as an option valuation technique for private companies.

Clinical Trial Accounting

We record accruals for estimated clinical trial expenses, comprised of payments for work performed by participating trial centers. These costs are a significant component of our research and development expenses. The costs of the trial are contractually determined based on the nature of the services to be provided. We accrue expenses for clinical trials based on estimates of work performed under our clinical trial contracts. These estimates are based on information provided by participating clinical trial centers. If the information provided is incomplete or inaccurate, we may underestimate expenses at a given point in time. To date, our estimates have not differed significantly from actual costs.

Redeemable Convertible Preferred Stock Warrant Accounting

In connection with obtaining our $10.0 million debt financing, we issued warrants to the lenders to purchase shares of our Series E redeemable convertible preferred stock. Under the warrants, the lenders can acquire a number of shares of Series E redeemable convertible preferred stock determined by dividing $850,000 by the strike price, which is the lower of (i) $4.77 and (ii) the lowest effective price per share (on a common stock equivalent basis and taking into account any securities issued together with the redeemable convertible preferred stock) based on the next qualifying financing transaction. At December 31, 2005, based on a strike price of $4.77, the lenders were able to acquire 178,197 shares of Series E redeemable convertible preferred stock. We account for the warrants as a current liability pursuant to SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and we re-measure the fair value of the warrants at each balance sheet date and record any changes in fair value as a component of other income (expense). The fair value of the warrants at December 31, 2005 was $1,090,000. Changes in the value of our stock price could materially change the fair value of the warrants.

Financial Overview

Revenue

To date, we have not generated any revenue from the sale of our Northstar Stroke Recovery System. During 2002 and 2003, we recorded limited revenue from the sale of our PNT product. The PNT assets were sold in May 2003, and we recognized the gain from this sale as other income. We do not expect to generate revenue from the sale of our Northstar Stroke Recovery System until the first half of 2009, subject to FDA approval.

Research and Development Expenses

Our research and development expenses primarily consist of engineering, product development, clinical and regulatory expenses, including the costs to develop our cortical stimulation therapy system, preclinical and clinical trial costs, and the cost of securing and manufacturing clinical supplies. Research and development expenses also include employee compensation, including stock-based compensation, supplies and materials, consultant services, information technology support, travel and facilities. We expense research and development costs at the earlier of when they are incurred or when they are paid and non-refundable. From our inception through December 31, 2005, we have incurred $47.1 million in research and development expenses. We expect our research and development expenses to increase significantly as we continue the development of our Northstar Stroke Recovery System, initiate commercialization activities, research the application of, and develop, our cortical stimulation therapy system for other neurological diseases and disorders, conduct additional clinical trials and hire additional employees.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation for executive, finance, marketing and administrative personnel, including stock-based compensation, and facilities expenses. Other significant expenses include professional fees for accounting and legal services, including legal services associated with our efforts to obtain and maintain protection for the intellectual property related to our cortical stimulation therapy system. We expect our selling, general and administrative expenses to increase substantially due to the costs associated with operating as a publicly-traded company and the costs associated with the support of the potential commercialization of our Northstar Stroke Recovery System and other potential products.

Severance Expenses

Severance expenses primarily consist of compensation, including stock-based compensation expense, relating to employees whose positions were eliminated as a result of changes in our business. These expenses were the result of changes in our infrastructure resulting from the sale of our PNT assets.

Loss on Subleases

Under our master lease for our headquarters facilities, we have had under-utilized facilities space for which we executed sublease agreements. Loss on subleases represents rent and rent-related expenses over the term of the actual facility lease in excess of net sublease proceeds over the same period. We do not anticipate additional loss on sublease expenses during future periods.

Amortization of Gain on Sale of PNT Assets

Amortization of gain on sale of PNT assets, which is presented as a separate line item in the other income section of the statement of operations, reflects the recognition of the gain on the sale of our PNT assets. In connection with this sale, we entered into a separate, two-year agreement with an affiliate of the purchaser to provide transition assistance and ongoing consulting services. Due to the long-term nature of the transition and consulting services and our inability to separately value those services, the $3.3 million gain on sale was deferred and amortized over the 24-month consulting period that ended May 20, 2005; $1.0 million in 2003, $1.6 million in 2004 and $682,000 in 2005. The deferred gain has been fully amortized as of December 31, 2005.

Results of Operations

Years Ended December 31, 2005 and 2004

Research and Development Expenses

Research and development expenses were $11.8 million for the year ended December 31, 2005, compared to $12.4 million for the year ended December 31, 2004. The decrease of $604,000, or 4.9%, was primarily due to a $2.3 million decrease in tooling, equipment and prototype expenses incurred during 2005 related to development of our cortical stimulation therapy system. This decrease was partially offset by increases in compensation and consultant expenses of $1.3 million, and clinical trial related expenses of $441,000. The greater consultant expenses were the result of contract employees engaged to assist with development of our cortical stimulation therapy system, while increased compensation and clinical trial expenses were primarily due to increased personnel and third party clinical sites related to the launch and expansion of our EVEREST trial. Included in the increased compensation and consultant expenses during 2005 is $400,000 of stock-based compensation due to the grant of employee stock options below fair value. Research and development expenses are expected to increase due to increased enrollment in our EVEREST trial, commencement of additional clinical trials, ongoing development of our cortical stimulation therapy system for additional applications and related increases to personnel.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3.3 million for the year ended December 31, 2005, compared to $3.1 million for the year ended December 31, 2004. The increase of $130,000, or 4.2%, was primarily due to a $230,000 increase in professional service expenses, principally legal expenses related to patent filings and general corporate matters, in addition to a $263,000 increase in compensation costs due to increased headcount and general increases in personnel related costs. Included in compensation costs during 2005 was $151,000 of stock-based compensation expense due to the grant of employee stock options with exercise prices below fair value. The increases noted were offset by a decrease of $375,000 in facility costs related to the sublease of under-utilized space at our corporate headquarters. Selling costs are expected to increase as we build our sales and marketing infrastructure to support market launch of our Northstar Stroke Recovery System and any future products we may develop. General and administrative costs are expected to increase during future periods as a result of increased compensation costs, as well as higher legal, accounting, insurance and other professional service costs, relating to compliance with rules and regulations associated with being a publicly traded company.

Loss on Subleases

Loss on sublease was $794,000 for the year ended December 31, 2005, compared to no sublease loss for the year ended December 31, 2004. During February 2005, we executed a three-year sublease agreement for approximately 15,000 square feet of under-utilized space in our corporate headquarters facility. A loss on sublease was recorded to the extent future expected proceeds from the sublease over the term of the sublease agreement were less than our rental commitment for the facility during the same period. We do not anticipate additional sublease losses going forward as our current facility commitments are in line with current and projected space requirements.

Interest Income

Interest income was $558,000 for the year ended December 31, 2005, compared to $446,000 for the year ended December 31, 2004. The increase of $112,000, or 25.1%, was due to higher overall interest rates throughout 2005 as compared to 2004. In addition, we completed our $23.0 million Series E redeemable convertible preferred stock financing in April 2004 and therefore did not have a full year of interest income on the proceeds from that financing in 2004. The effect of having a full year’s return on the Series E redeemable convertible preferred stock proceeds was partially offset by declining balances in our cash and investment portfolio in 2005 as compared to 2004.

Years Ended December 31, 2004 and 2003

Revenue

No revenue was recognized during the year ended December 31, 2004, compared to $316,000 during 2003. The revenue recognized during 2003 related to the commercial sale of PNT product. The amount recognized during 2003 reflects revenue earned up to the date of our sale of the PNT assets.

Cost of Goods Sold

There was no cost of goods sold recognized during the year ended December 31, 2004, as we had no revenue from sale of products in that year. For the year ended December 31, 2003, we recognized cost of goods sold of $366,000, representing the costs of our PNT product sold during that year.

Research and Development Expenses

Research and development expenses were $12.4 million for the year ended December 31, 2004, compared to $8.7 million for the year ended December 31, 2003. The increase of $3.7 million, or 42.5%, was primarily due to increased compensation and consultant expenses of $1.3 million resulting principally from increased product development and engineering personnel, a $1.4 million increase relating to the design and development of production molds and test systems, and $1.0 million relating to prototype costs, all of which related to the development of our cortical stimulation therapy system.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3.1 million for the year ended December 31, 2004, compared to $6.1 million for the year ended December 31, 2003. The decrease of $3.0 million, or 49.2%, was primarily due to the sale of our PNT assets and the resulting transition from operating a commercial product to exclusively developing cortical stimulation therapies. Compensation decreased $2.0 million primarily due to the reduction of sales, marketing and reimbursement personnel associated with the PNT product. In addition, expenses for sales and marketing consultants decreased $817,000, as these functions were no longer required.

Severance Expenses

No severance expenses were recognized for the year ended December 31, 2004, compared to $650,000 for the year ended December 31, 2003. The expenses incurred during 2003 relate to the sale of the PNT assets and were comprised of compensation and benefits provided to terminated employees of $572,000 and stock-based compensation expense of $78,000 relating to the extension of the originally established stock option exercise period afforded to certain terminated employees.

Interest Income

Interest income was $446,000 for the year ended December 31, 2004, compared to $398,000 for the year ended December 31, 2003. The increase of $48,000, or 12.1%, was primarily due to higher cash, cash equivalents and securities available-for-sale balances during 2004 primarily relating to the closing of our $23.0 million Series E redeemable convertible preferred stock financing during the second quarter of 2004.

Liquidity and Capital Resources

We have incurred losses since our inception in May 1999 and, as of December 31, 2005, we had a deficit accumulated during the development stage of $69.3 million. We have funded our operations to date principally from private placements of equity securities, raising net proceeds of $80.2 million through December 31, 2005. On December 31, 2005, we entered into a loan and security agreement, pursuant to which we may borrow up to $10.0 million. As of December 31, 2005, we had borrowed $7.0 million under this facility. The reported amount of the outstanding obligation reflects original issuance discounts of $1.1 million related to the issuance of detachable warrants and $98,000 of additional discounts, resulting in a net carrying amount of the obligation of $5.8 million. The discounts are amortized to interest expense using the effective yield method. The loan facility provides for interest-only payments until June 30, 2006, followed by equal monthly payments of principal and interest such that the balance will be fully paid on January 1, 2009. The outstanding principal balance accrues interest at an annual rate of 12.6%. Due to discounts derived from the issuance of detachable warrants and other discounts, the effective annual interest rate of the debt is 19.5%. Our obligations under the loan agreement are secured by a first priority security interest in all of our assets, other than our intellectual property. We have agreed to refrain from selling, leasing or granting a security interest in our intellectual property to any third party until the loan is repaid. The agreement also contains additional affirmative and negative covenants. The $3.0 million of additional credit remains available until June 30, 2006. The annual interest rate on any future draws under the facility will be equal to 11.5% plus the excess of the one-month LIBOR rate over 3.3%. In connection with the agreement, we issued warrants to the lenders to purchase shares of our Series E redeemable convertible preferred stock. See “Critical Accounting Policies and Significant Judgments and Estimates—Redeemable Convertible Preferred Stock Warrant Accounting.” We also granted the lenders registration rights under our investors’ rights agreement with respect to such shares.

As of December 31, 2005, we had $20.2 million in cash, cash equivalents and securities available-for-sale. In addition, through June 30, 2006 we have $3.0 million of available debt financing remaining on our $10.0 million credit facility.

Net Cash Used in Operating Activities

Net cash used in operating activities was $14.4 million, $13.9 million, and $13.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, amortization of premiums on securities available-for-sale, stock-based compensation and changes in operating assets and liabilities.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by (used in) investing activities was $12.5 million, $(8.2) million and $11.6 million for the years ended December 31, 2003, 2004 and 2005, respectively. Net cash provided by (used in) investing activities primarily reflects the net of purchases and maturities of securities available-for-sale. During 2003, the net cash provided by investing activities also reflects $4.8 million received from the sale of the PNT assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $58,000, $23.1 million and $7.1 million for the years ended December 31, 2003, 2004 and 2005, respectively. Net cash provided by financing activities was primarily attributable to the $7.0 million draw on our $10.0 million debt financing we completed in December 2005, $23.0 million from our Series E redeemable convertible preferred stock financing in April 2004, and $64,000 in proceeds from stock option exercises during 2003.

Operating Capital and Capital Expenditure Requirements

To date, we have not commercialized any product based on our cortical stimulation technology and we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for the next several years as we develop our products, conduct and complete clinical trials, pursue additional applications for our technology platform, expand our clinical development team and corporate infrastructure, and prepare for the potential commercial launch of our Northstar Stroke Recovery System.

We do not expect to generate significant product revenue until at least 2009. We do not anticipate generating any product revenue unless and until we successfully obtain FDA marketing approval for, and begin selling, our Northstar Stroke Recovery System. We believe that the net proceeds from this offering, together with our cash, cash equivalents and securities available-for-sale balances and interest income we earn on these balances, and additional amounts available under our existing credit facility, will be sufficient to meet our anticipated cash requirements through at least the first quarter of 2009. If our available cash, cash equivalents, securities available-for-sale and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products or pursue additional applications for our products, we may seek to sell additional equity or debt securities or acquire an additional credit facility. The sale of additional equity and debt securities may result in additional dilution to our shareholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business.

We anticipate spending at least $7.0 million over the next two years for direct costs to complete our EVEREST trial. In addition, we will spend additional funds for regulatory approvals, and for activities to initiate commercialization of our Northstar Stroke Recovery System, if approved. The development of any new applications of our cortical stimulation therapy system and new product candidates will also require the expenditure of significant financial resources and take several years to complete, from development to ultimate commercialization. We expect to fund the development of potential product candidates with the proceeds of this offering, together with our existing cash, cash equivalents and securities available-for-sale balances and revenue from the sales of our Northstar Stroke Recovery System, if approved.

Our forecast of the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our Northstar Stroke Recovery System, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete ongoing clinical trials and successfully deliver a commercial product to market. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	clinical trial results;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third party patent or other intellectual property rights;

•	the cost of defending other litigation or disputes with third parties;

•	the timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our Northstar Stroke Recovery System and any products that we may develop;

•	the rate of market acceptance of our Northstar Stroke Recovery System and any other product candidates;

•	the effect of competing products and market developments; and

•	any revenue generated by sales of our future products.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2005 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	(in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$7,000	$1,230	$5,770	$—	$—
Interest on long-term debt	1,635	849	786	—	—
Operating leases	7,382	1,154	2,194	2,177	1,857

Total	$16,017	$3,233	$8,750	$2,177	$1,857

There has been no material change in these obligations through February 28, 2006.

The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases primarily relate to the lease for our corporate headquarters in Seattle, Washington.

Redeemable Convertible Preferred Stock

Our redeemable convertible preferred stock is classified on the balance sheet between liabilities and shareholders’ equity (deficit) because the holders of the redeemable convertible preferred stock have the right to request redemption on or after June 30, 2008 if the holders of two-thirds of the redeemable convertible preferred shares, voting as a single group, vote in favor of such redemption. Immediately prior to the effectiveness of this offering all of our outstanding shares of redeemable convertible preferred stock will automatically be converted into shares of common stock and such redemption right shall terminate.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment. SFAS No. 123(R) revises SFAS No. 123, supersedes APB No. 25 and amends SFAS No. 95, Cash Flows. SFAS No. 123(R) applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS No. 123(R), we will be required to follow a fair value approach using an option valuation model, such as the Black-Scholes option-pricing model, at the date of stock option grants. The deferred compensation amount calculated under the fair value method will then be recognized over the respective vesting period of the stock options.

We will adopt the provisions of SFAS No. 123(R) as of January 1, 2006. Due to our use of the minimum value method for valuing employees’ stock options during prior periods, we are required to adopt SFAS No. 123(R) using the prospective method. Pursuant to the prospective method of adoption, we will continue to account for options granted before adoption under the current APB No. 25 accounting. All grants issued or modified subsequent to adoption will be accounted for pursuant to SFAS No. 123(R). Since the adoption of SFAS No. 123(R) relates only to future grants or modifications under the prospective method of adoption, the adoption of the new guidance will only impact future periods to the extent we grant or modify options in the future. As such, the impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted or modified in the future.

In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (FSP 115-1). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as outlined in EITF issue 03-01, The

Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments. The accounting requirements of FSP 115-1 are effective for us on January 1, 2006 and will not have a material impact on our financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market funds and corporate debt securities and U.S. government securities. Our cash and cash equivalents as of December 31, 2005 included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

BUSINESS

Overview

We are a medical device company focused on developing and commercializing novel neurostimulation therapies for a broad range of neurological diseases and disorders. Our proprietary technology is designed to deliver targeted electrical stimulation to the outermost layer of the brain, called the cortex, in a process referred to as cortical stimulation. Because the cortex can be surgically accessed relatively easily, our cortical stimulation therapy system can be implanted in approximately two and one-half hours by a single neurosurgeon. Our initial product candidate, the Northstar Stroke Recovery System, is designed to enhance recovery of hand and arm motor function in patients who have suffered a stroke, which we refer to as stroke motor recovery. According to the American Stroke Association, there are over 5.5 million stroke survivors in the United States, approximately half of whom suffer from hand or arm motor impairment. We are also studying therapeutic applications of our cortical stimulation therapy for other neurological conditions including: stroke-related aphasia, which is an impaired ability to speak; tinnitus, which is a chronic, often intense, ringing in the ears that can be severely disabling; and essential tremor, which is a movement disorder that causes patients to experience uncontrollable shaking or quivering in the hands and other parts of the body. Because the cortex controls many neurological functions, we believe our cortical stimulation therapy system will enable the treatment of these and other neurological diseases and disorders.

We believe cortical stimulation therapy for stroke motor recovery enhances neuroplasticity, which is a natural process by which existing neurons and alternate neural pathways in remaining healthy brain tissue assume some of the capabilities previously controlled by the parts of the brain damaged by a stroke. Following a stroke, the human brain naturally begins to change the function of neural pathways in areas of the cortex not impacted by the stroke, which can help restore motor function. The parts of the brain that change vary from patient to patient. Even with the help of traditional rehabilitative therapy, however, gains in motor function generally plateau within approximately three months after a stroke, and many stroke survivors achieve only limited recovery of motor function. Our initial research has shown that cortical stimulation of the patient-specific neuroplastic area of the cortex, in conjunction with intensive rehabilitative therapy, may meaningfully enhance motor function beyond the natural recovery, even in stroke survivors who receive our cortical stimulation therapy several years after their strokes.

We are currently conducting a pivotal trial for stroke motor recovery, called EVEREST, using our Northstar Stroke Recovery System. If the EVEREST trial is successful, we intend to seek approval from the U.S. Food and Drug Administration, or FDA, to market our Northstar Stroke Recovery System. As of January 31, 2006, 39 out of a targeted 151 patients were randomized in the EVEREST trial, and we expect to complete the four-week primary endpoint follow-up on the last EVEREST patient by the first quarter of 2008. In our two prior feasibility trials, 75% of the total patients who received our cortical stimulation therapy delivered in conjunction with intensive rehabilitative therapy showed clinically meaningful improvement, as defined in those trials, in measurements of motor function compared to their initial baseline measurements. The average improvement of motor function for these patients was 29% and 17%, respectively. In addition, the investigational patients also showed improvement in their ability to perform activities of daily living. We believe our feasibility trials also indicate that our cortical stimulation therapy is safe and that the results were sustained over time.

We believe we are the only company pursuing cortical stimulation therapy for stroke motor recovery. We are developing a significant intellectual property position relating to key aspects of our cortical stimulation therapy, including identifying the patient-specific site of stimulation, stimulating at a subthreshold level, using appropriate stimulation parameters for different diseases and disorders and conducting adjunctive therapy delivered in conjunction with cortical stimulation therapy. We believe that our intellectual property portfolio will provide a significant competitive advantage.

Market Opportunity

Neurostimulation Market

The field of neurostimulation—a form of therapy in which a low-voltage electrical current is used to treat medical conditions affecting different parts of the central nervous system—has grown dramatically in recent years. According to industry sources, the worldwide market for neurostimulation devices grew from approximately $500 million in 2001 to approximately $1.2 billion in 2005, representing a compound annual growth rate in excess of 20%.

FDA-approved neurostimulation devices are currently utilized to treat a range of indications, including chronic pain, epilepsy, essential tremor, Parkinson’s disease, hearing loss and depression. These devices are implanted in the body and are used to stimulate different parts of the central nervous system, including the spinal cord, sacral nerves, vagus nerve and deeper structures of the brain. Clinical trials are being conducted by companies utilizing these and other methods of neurostimulation for additional applications, such as treatment of obesity, migraine headaches, and obsessive compulsive disorder.

While some neurostimulation devices are not implanted, such as electroconvulsive therapy devices for depression, and some are implantable in the deeper structures of the brain, such as deep brain stimulation devices, we believe there are no therapies approved for neurostimulation of the cortex, which is the outermost layer of the brain. Because the cortex controls or influences many neurological functions, including movement, hearing and speech, as well as various neuropsychological functions, cortical stimulation therapy has the potential to treat a variety of neurological diseases and disorders. The cortex can also be surgically accessed more easily than deeper brain structures.

The following illustration shows the cortex and some of the neurological functions it controls:

Stroke Market Opportunity

Stroke is a medical condition involving the death of brain cells caused by blood clot or rupture of blood vessels leading to or within the brain. There are two types of stroke: ischemic, caused by a blood clot within an artery; and hemorrhagic, caused by the sudden rupture or bursting of such an artery. According to the American Stroke Association, or ASA, ischemic strokes account for approximately 88% of all strokes in the U.S.

Stroke is the leading cause of serious, long-term disability in the U.S. and, according to the ASA, the annual healthcare burden of stroke-related care in the U.S. alone is expected to exceed $57.9 billion in 2006. The ASA estimates that in the U.S. there currently are more than 5.5 million stroke survivors, and each year approximately 540,000 additional people in the U.S. survive a stroke. Many of these stroke survivors are left significantly and permanently disabled. Worldwide, approximately 15 million people suffer a stroke each year. We expect the incidence and prevalence of stroke, and stroke-related physical impairments, to grow as life expectancies and the population over the age of 65 increase.

Hemiparesis, which is weakness or partial paralysis of one side of the body, is the most common disability caused by stroke. Approximately one-half of stroke survivors in the U.S. suffer from hand or arm impairment, called upper-extremity hemiparesis. In addition, approximately 20% of stroke survivors in the U.S. suffer from aphasia.

Conventional Treatments for Stroke and Stroke Motor Recovery

Acute Intervention

When a person suffers a stroke, the initial entry point into the healthcare system is typically an acute care setting, such as a hospital, where the patient is usually attended to by a neurologist or other physician. After an ischemic stroke, an attempt may be made to restore blood flow by using a drug to dissolve the blood clot that is obstructing the blocked vessel. However, there is a short window of time—approximately three hours after onset of the stroke—in which clot-dissolving drugs can be safely and effectively administered. Unfortunately, because stroke symptoms may not be immediately debilitating or may be initially attributed to other less serious conditions, many stroke victims do not seek medical attention until several hours after the onset of these symptoms and are ultimately hospitalized on average more than 12 hours after their stroke, by which time it is too late for clot-dissolving drugs to be used. In addition, many patients also are not good candidates to receive drug treatment due to medical risks related to such treatment. As a result, the ASA estimates that less than 5% of people who suffer ischemic strokes receive clot-dissolving drugs.

Medical devices are also used in a small percentage of acute interventions for ischemic stroke, with the goal of removing the clot that is obstructing the blocked vessel. These devices include a recently-introduced catheter-based system that feeds a corkscrew-shaped tool to the site of the clot and attempts to remove the clot. While these approaches may extend the treatment window by several hours, most stroke victims still do not arrive at the hospital during the treatment window and thus suffer some level of post-stroke impairment.

Rehabilitative Therapy

A stroke survivor may spend several days to weeks in the hospital being monitored and treated for conditions associated with the stroke. After the patient’s condition is stabilized, the patient typically begins rehabilitative therapy in either an inpatient or outpatient rehabilitation facility. This rehabilitative therapy is typically overseen by a stroke physiatrist or a rehabilitation therapist and is usually administered by a physical and/or occupational therapist. A stroke survivor may undergo weeks or months of such rehabilitative therapy in an effort to address stroke-related disabilities.

Rehabilitative therapy for stroke patients involves exercises and tasks designed to increase strength, mobility, range of motion, and overall function of disabled limbs. Many patients undergo compensatory rehabilitative therapy designed to teach them how to perform tasks using their unaffected limbs. Within several months after a stroke, improvement in motor function typically reaches a plateau. With only a partial restoration of lost motor function, patients must learn to live with and adapt to disabilities that impact their quality of life and ability to perform many of the activities of daily living. Researchers are also looking at more intensive therapies, in some cases using robotic or other devices that stimulate muscles locally, to try to improve function of patients suffering from stroke-related disabilities.

Limitations of Conventional Treatments for Stroke and Stroke Motor Recovery

The current treatment alternatives for stroke and stroke motor recovery have significant limitations. Most stroke victims do not seek medical attention until hours after the onset of their strokes, and by the time they reach a hospital it is often too late for clot-dissolving drugs or other acute interventions to be effective. In addition, clot-dissolving drugs and device interventions typically first require imaging analyses to determine the type of stroke, and are only administered in hospitals with a catheter laboratory. Furthermore, they require additional time to administer, and require the immediate availability of physicians with specialized skills. As a result, most stroke survivors end up with some form of permanent motor impairment, including upper-extremity hemiparesis or aphasia. Traditional rehabilitative therapy generally can only partially restore motor function and as a result the typical patient must learn to live with and adapt to disabilities that impact the patient’s quality of life and ability to perform many activities of daily living. The limitations of current treatments and rehabilitative therapies have produced a large and growing population of motor-impaired stroke survivors who could benefit from improved therapies to assist in their recovery.

Our Solution

We are developing a cortical stimulation therapy system that delivers targeted electrical stimulation to the cortex. Our initial product candidate, the Northstar Stroke Recovery System, is intended to facilitate stroke motor recovery by enhancing neuroplasticity, in which other areas of the brain take over the function of stroke-damaged areas. The cortex, with its extensive network of interconnected neurons, is an important site for neuroplasticity to occur. Our cortical stimulation therapy system can be implanted by one neurosurgeon in a relatively simple surgical procedure. To our knowledge, we are the only company pursuing electrical stimulation of the cortex for stroke motor recovery.

We use functional magnetic resonance imaging, or fMRI, to target the specific neuroplastic region of an individual patient’s cortex that has taken over motor control of the stroke-impaired limb. After identifying the primary site of neuroplasticity using fMRI, a small electrode grid is placed on the tough membrane covering the brain, called the dura, immediately above the targeted area of the motor cortex. To power the electrode grid, an implantable pulse generator, or IPG, is also implanted and connected to the lead. Cortical stimulation is then provided while the patient is undergoing intensive rehabilitative therapy. The stimulation is subthreshold, meaning that it does not evoke movement and cannot be felt by the patient. Following completion of the cortical stimulation therapy, the Northstar Stroke Recovery System is surgically removed from the patient.

We believe that our Northstar Stroke Recovery System will offer the following advantages to stroke patients and practitioners:

•	Broad treatment window. Stroke survivors with upper-extremity hemiparesis typically receive rehabilitative therapy only during the first few weeks or months following their strokes. After this period, recovery of motor function typically reaches a plateau and patients must adapt to a life of impaired motor function. In our two feasibility trials, cortical stimulation therapy improved motor function measurably in ischemic stroke survivors with chronic upper-extremity hemiparesis, even when administered months and years after their strokes. In our first feasibility trial, patients were treated an average of 28 months post-stroke, and in our second feasibility trial, patients were treated an average of 33 months post-stroke, with patients ranging from four months to eight years post-stroke.

•	Enhanced motor function. In our two feasibility trials, 75% of the total patients who were treated with our cortical stimulation therapy in conjunction with rehabilitative therapy showed clinically meaningful improvement, as defined in those trials, in hand and arm motor function compared to less than 40% of the total patients in the group that received only rehabilitative therapy. Patients achieving functional gains in these trials also reported improvements in their ability to perform activities of daily living.

•	Sustained outcomes. In both our human and animal trials, improvements in motor function that resulted from cortical stimulation in conjunction with rehabilitative therapy were retained several months after the end of therapy, suggesting a sustained effect of our stroke motor recovery therapy.

•	Ease of implantation. We believe the surgery for implanting the Northstar Stroke Recovery System, which does not require penetration into the brain, can be performed by most neurosurgeons.

•	Short surgical procedure. Our Northstar Stroke Recovery System can be surgically implanted in approximately two and one-half hours, and the procedure can be completed by one neurosurgeon.

•	Favorable safety profile. We believe that the surgical approach for implanting our Northstar Stroke Recovery System contributes to a favorable safety profile of our device. As of January 31, 2006, our cortical stimulation therapy had been safely used in more than 30 patients with no device malfunctions, deaths or unanticipated adverse events.

•	Temporary implant. For our stroke motor recovery application, stimulation is administered only during the course of rehabilitative therapy. Afterwards, the system is removed and no components of the system remain in the body.

•	Patient-specific treatment. Our studies have shown that the region of the brain where neuroplastic activity occurs can vary from patient to patient, making patient-specific targeting important for optimizing the overall efficacy of treatment. Our cortical stimulation therapy uses fMRI to determine the primary location of a specific patient’s motor cortex that has taken over control of hand or arm movement, which enables the neurosurgeon to place the electrode grid on the dura over that patient-specific site. We own allowed patent application claims that relate to the use of electrical stimulation to treat neurological diseases and disorders of the brain by using imaging methods, such as fMRI, to target patient-specific stimulation sites of the cortex.

We are currently conducting a pivotal clinical trial for stroke motor recovery, called EVEREST, to evaluate the degree of improvement in upper-extremity motor function and activities of daily living. We believe our two earlier feasibility trials, our ADAMS and BAKER trials, indicate that cortical stimulation therapy delivered in conjunction with rehabilitative therapy can enable ischemic stroke survivors who suffer from chronic upper-extremity hemiparesis to achieve meaningful improvement in measurements of motor function, as well as improvements in activities of daily living.

Beyond stroke motor recovery, we are also evaluating our cortical stimulation therapy system for use in treating stroke-related aphasia, as well as tinnitus and essential tremor, which are other disabling neurological disorders that afflict large numbers of patients. We believe that cortical stimulation therapy may be useful for treating these and other neurological diseases and disorders.

Our Business Strategy

Our goal is to become the leading provider of neurostimulation solutions for patients who suffer from ischemic stroke and other neurological diseases and disorders, by establishing our proprietary cortical stimulation therapy as the treatment of choice for multiple neurological applications. The key elements of the business strategy by which we intend to achieve these goals include:

•	Commercializing our Northstar Stroke Recovery System for stroke motor recovery. We intend to introduce our technology into commercial markets by focusing initially on gaining regulatory approval of our Northstar Stroke Recovery System. As the regulatory process nears completion, we plan to begin building a highly-focused sales team to market the system to medical decision makers. We will focus on establishing referral networks among neurologists, stroke physiatrists and neurosurgeons who may be directly involved in application of our cortical stimulation therapy, as well as among primary care physicians and other doctors who treat stroke survivors in the months and years after a stroke. We believe this approach will enable us to reach the broadest potential market of stroke survivors who may be candidates for cortical stimulation therapy.

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Communicating the benefits of cortical stimulation therapy by publicizing clinical results obtained by leading clinicians.    Even though neurostimulation is a widely recognized and approved method for treating various neurological diseases and disorders, the field of cortical stimulation is an emerging treatment modality. As a result, we believe it will be important to increase awareness of our Northstar Stroke Recovery System, and cortical stimulation therapy in general, by continuing to generate strong clinical and scientific data through collaborations with key opinion leaders at leading stroke, academic and medical institutions, and by publishing that data. We have formed clinical relationships with key physicians at several leading stroke rehabilitation centers, including Northwestern Memorial Hospital, the Rehabilitation Institute of Chicago, the University of Texas at Houston, the University of Pennsylvania, the University of Arizona, Oregon Health Sciences University and the University of Illinois Medical Center at Chicago, among others. Several of these researchers have published peer-reviewed articles describing the use of our Northstar Stroke Recovery System to treat chronic upper-extremity hemiparesis in leading journals such as Stroke, Neurological Research and Neurosurgery, and have presented our feasibility clinical trial data at national and international stroke conferences.

•	Establishing third party reimbursement for cortical stimulation therapy. We believe that insurance billing codes and reimbursement rates currently exist for the surgery required to implant and remove our device system and for the related rehabilitative therapy and device programming sessions. If we secure FDA marketing approval for our Northstar Stroke Recovery System, we plan to seek specific and appropriate coverage for our device from the Centers for Medicare and Medicaid Services, or CMS, and private insurers. We plan to assist patients in securing coverage and appropriate reimbursement for our device system from insurers through a dedicated reimbursement group and the provision of detailed supporting documentation.

•	Leveraging our technology platform to pursue additional neurological applications. We believe that cortical stimulation therapy has the potential to become an effective treatment for a variety of other neurological diseases and disorders beyond stroke motor recovery. We are currently evaluating our cortical stimulation technology platform for the treatment of stroke-related aphasia, tinnitus and essential tremor. Based on the results of our feasibility trials, we may initiate additional larger clinical trials for these applications. In addition, we intend to continue to conduct research and development for other potential applications such as movement disorders other than essential tremor, neuropsychiatric disorders, other types of brain injury and pain management.

•	Expanding and strengthening our intellectual property position. We believe our cortical stimulation therapy system represents a novel, proprietary neurostimulation technology. We believe that our patents and patent applications broadly cover the use of cortical stimulation therapy in the treatment of neurological diseases and disorders. We intend to continue to pursue further intellectual property protection through U.S. and foreign patent applications.

Our Cortical Stimulation Therapy System

Our cortical stimulation therapy system delivers low-level electrical stimulation targeted at patient-specific areas of the cortex through an electrode grid placed on or below the dura. The electrical stimulation delivered is subthreshold, meaning that the patient cannot feel the stimulation and no movement is evoked. Our system consists of three primary components:

Implantable Pulse Generator. Our implantable pulse generator, or IPG, is a small, battery-powered electrical stimulator that is surgically implanted in the upper chest area of a patient. The IPG delivers electricity to the lead. The proprietary software contained in our IPG is customized for each specific application. When configured for the stroke motor recovery and aphasia applications, the IPG only provides electrical stimulation during the rehabilitative therapy sessions. For other clinical applications, the IPG will likely be required to provide sustained stimulation.

Cortical Stimulation Lead. The cortical stimulation lead is powered by the IPG and delivers electrical stimulation to the cortex via the lead’s electrode grid, the dimensions of which are approximately one inch by one inch. The electrode grid is sutured to the dura, and the lead wire is tunneled under the skin and connected to the IPG. The electrode grid used in our pivotal trial utilizes two parallel rows of three electrodes each. We have developed other electrode grid configurations specific to various clinical applications. The components and materials of the cortical stimulation lead are similar to other standard leads currently in commercial distribution.

Programming System. Our programming system is operated with a commercially available handheld computer with our proprietary, internally-developed software, connected to our proprietary communications device that we refer to as a wand. The wand allows wireless communication between the handheld computer and the implanted IPG. The programmer and wand allow the clinician to turn the IPG on and off, and to set and modify electrical stimulation parameters, such as amplitude, frequency, pulse width, polarity and duration of stimulation.

Initial Application: Stroke Motor Recovery

We are developing the first application of our cortical stimulation therapy system for stroke motor recovery using our Northstar Stroke Recovery System. The treatment methodology involves three steps:

•	fMRI and Brain Mapping. The areas of the cortex that correspond to particular motor functions, such as hand and arm movement, are generally well known in healthy subjects. However, in stroke patients, the target neuroplastic area, which is the part of the brain now controlling a stroke-disabled limb, varies from person to person. Identifying patient-specific brain regions related to motor movement in such stroke patients requires some form of mapping of the brain. Using fMRI, which is an imaging technique used to study brain activity, we can determine which parts of the brain control different types of physical activity, such as movement of the patient’s impaired limb. The increased blood flow to the activated areas of the brain associated with a particular movement can be identified on an fMRI scan. In our pivotal trial, patients undergo fMRI scanning of the brain to identify the cortical area that exhibits neuroplasticity and is now controlling the impaired limb, so we can target that specific area for cortical stimulation.

•	IPG and Cortical Stimulation Lead Implantation. The IPG and lead are surgically implanted in a process that typically is performed by a single neurosurgeon in approximately two and one-half hours. In the procedure, patients are placed under general anesthesia, and then a small opening in the skull, approximately four centimeters in diameter, is made above the previously identified targeted cortical site. The neurosurgeon then implants and sutures the electrode grid on the dura, the membrane covering the brain. The electrode grid does not actually touch the brain. The lead is then tunneled beneath the scalp and skin and connected to the IPG, which is placed in the upper chest area just below the collar bone. In our clinical trials, the patient is hospitalized overnight for observation. We believe that this surgical procedure is relatively routine for neurosurgeons, and that this procedure has the potential to be performed on an outpatient basis in the future.

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Stimulation with Therapy.    Our pivotal trial protocol calls for six weeks of intensive hand and arm rehabilitative therapy. For investigational patients, our Northstar Stroke Recovery System is activated using our programming system to deliver subthreshold electrical stimulation during these therapy sessions. Our Northstar Stroke Recovery System is activated only during the rehabilitative therapy sessions because our preclinical trials have shown that the desired neuroplastic effect on hand and arm motor improvement occurs only when cortical stimulation is delivered simultaneously with rehabilitative therapy. The Northstar Stroke Recovery System is surgically removed following completion of the rehabilitative therapy program.

Other Potential Applications

We are investigating the potential application of our cortical stimulation therapy system to treat other neurological diseases and disorders in addition to stroke motor recovery. For each of these new investigative clinical applications, the surgery to implant the IPG and lead is substantially the same. However, for neurological diseases and disorders other than stroke and stroke-related aphasia, the location of the electrode grid, including its placement on or below the dura, the electrode grid length, width and configuration, and the IPG electrical stimulation parameters, may be different. The mechanism of action for other applications also may vary and will not always be based on the concept of enhancing neuroplasticity.

We believe that our cortical stimulation therapy may be used to treat the following neurological diseases and disorders:

•	Stroke-Related Broca’s Aphasia. Aphasia is difficulty in speaking caused by a stroke or other brain injury. According to the National Institutes of Health, there are approximately one million people in the U.S. with aphasia, most due to stroke. The ASA reports that almost 20% of stroke survivors in the U.S. suffer from aphasia. Aphasia can be very debilitating because it affects patients’ ability to communicate and may isolate them socially. The only existing therapy for aphasia is intensive speech therapy, which we believe has limited benefits. We believe that stimulation of the neuroplastic area associated with control of a patient’s speech, administered in combination with intensive speech therapy, may be effective in treating some aphasia patients, particularly patients suffering from stroke-related Broca’s aphasia, as well as patients suffering from other forms of non-fluent aphasia, which is an impaired ability to speak intended words. Broca’s aphasia is one of several forms of non-fluent aphasia. It is associated with motor control of speech and afflicts a portion of stroke-related aphasia patients. We are currently conducting a feasibility trial, which we call CHESTNUT, for the application of our cortical stimulation therapy system to treat stroke-related Broca’s aphasia. For this application, like stroke motor recovery, the system provides stimulation only in conjunction with rehabilitative speech therapy and is surgically removed following the therapy regimen.

•	Tinnitus. Tinnitus is a condition characterized by perceived sound in the absence of an actual external sound, which often is described by patients as an abnormal ringing in the ears. According to the American Tinnitus Association, there are 50 million people in the U.S. who experience tinnitus, 12 million of whom seek medical attention each year. Of these, two million are considered to be severely disabled by this condition, in that it can interfere with sleep, social interaction and work. There are currently no effective, widely-used therapies for severe tinnitus. We believe, based on our research and published literature, that cortical stimulation may be effective in interfering with neural pathways that cause tinnitus. We are currently conducting a feasibility trial, which we call SAHALE, for the application of our cortical stimulation therapy system to treat severe tinnitus. For this application the system provides sustained electrical stimulation.

•	Essential Tremor. Essential tremor is a common movement disorder in which the patient exhibits uncontrollable, exaggerated shaking, primarily in the hands and arms. The tremor can be so severe that the patient is unable to perform activities of daily living, and can be socially isolating. Essential tremor, which is believed to be largely genetic in origin, afflicts more than 4.5 million people in the U.S. We believe, based on knowledge of the pathology of essential tremor, that cortical stimulation may be effective in interfering with neural pathways that cause essential tremor. We have conducted an initial feasibility trial in the U.S., which we called TIGER, that evaluated cortical stimulation therapy to treat essential tremor. We are currently planning our next feasibility trial for essential tremor. For this application the system provides sustained stimulation.

Other Neurological Diseases and Disorders.    We also intend to evaluate cortical stimulation therapy as a potential treatment for other neurological diseases and disorders including:

•	movement disorders other than essential tremor;

•	neuropsychiatric disorders;

•	brain injury other than stroke; and

•	pain disorders.

Clinical Development Program

The following table summarizes selected cortical stimulation clinical trials:

Application	Clinical Trial	Type	Description	Sites	Number of Patients	Status
Stroke Motor Recovery	EVEREST	Pivotal	Pivotal trial focused on obtaining safety and efficacy clinical data in support of PMA submission	18	151 (anticipated)	Enrolling

Stroke Motor Recovery	ADAMS	Feasibility	Initial trial of cortical stimulation therapy for stroke motor recovery	3	8	Completed November 2003

Stroke Motor Recovery	BAKER	Feasibility	Second trial of cortical stimulation therapy for stroke motor recovery	9	24	Completed October 2004

Stroke-Related Broca’s Aphasia	CHESTNUT	Feasibility	Initial trial of cortical stimulation therapy to treat Broca’s aphasia following stroke	3	8 (anticipated)	Enrolling

Tinnitus	SAHALE	Feasibility	Initial trial of cortical stimulation therapy to treat tinnitus	3	8 (anticipated)	Enrolling

Essential Tremor	TIGER	Feasibility	Initial trial of cortical stimulation therapy to treat essential tremor	1	2	Completed December 2004

Stroke Motor Recovery:

We have completed two stroke motor recovery feasibility trials, called ADAMS and BAKER, and are currently conducting a pivotal stroke motor recovery trial called EVEREST. In our stroke motor recovery feasibility trials, we used a number of validated and clinically accepted measures to assess the safety and efficacy of our stroke motor recovery therapy, including either or both of the following: the Upper Extremity Fugl-Meyer (UEFM) test and the Arm Motor Ability Test (AMAT). These tests measure the following:

•	UEFM: a measure of neurologic and motor function that evaluates the ability of patients to control the movement of their shoulders, arms, wrists and hands. The score range is from 0 to 66, with a higher score corresponding to better function.

•	AMAT: a measure of selected activities of daily living that includes feeding, dressing and other general activities. Patients are scored for speed, function and quality of movement. Function and quality scores range from 0 to 5, with a higher score corresponding to better performance.

For our EVEREST pivotal trial, we will use a composite endpoint of the UEFM and AMAT.

EVEREST (Pivotal Trial for Stroke Motor Recovery)

We are currently conducting a pivotal trial to evaluate the safety and efficacy of our Northstar Stroke Recovery System, in conjunction with intensive rehabilitative therapy, in improving hand and arm function in ischemic stroke survivors with chronic upper-extremity hemiparesis. This pivotal trial, called EVEREST, is a randomized, single-blinded trial that will involve data from at least 151 patients (100 investigational patients and 51 control patients) at up to 18 sites throughout the U.S. Depending on the attrition level, which is the number of enrolled patients who fail for any reason to complete the trial, we will have to treat more than 151 patients to end up with the required amount of complete patient data for the FDA. Our clinical plan, as approved by the FDA, assumes that the attrition level could be as high as 20%. We will monitor actual patient attrition during the trial and increase our enrollment accordingly. If the attrition level is 20%, we will need to enroll and treat 189 patients in the EVEREST trial, although lower levels of attrition would require fewer patients to be enrolled. As of January 31, 2006, the attrition rate in the EVEREST trial was approximately 10%.

To be eligible to participate in the EVEREST trial, at least four months must have elapsed since the patient’s stroke occurred, and the patient must have moderate to moderate-severe upper-extremity hemiparesis, defined as a UEFM score between 28 and 50. Once a patient has completed screening to confirm initial eligibility and signed an informed consent, the patient is considered to be enrolled in the trial. Enrolled patients then undergo additional assessment, an fMRI and a baseline evaluation. Patients who remain eligible for the trial after this additional evaluation are then randomized to an investigational group or a control group. Patients in the investigational group are implanted with the Northstar Stroke Recovery System and undergo six weeks of intensive rehabilitative therapy delivered simultaneously with cortical stimulation therapy. Patients in the control group do not receive an implant but undergo the same six weeks of intensive rehabilitative therapy. Trained and certified study therapists will conduct the rehabilitative therapy sessions.

The primary efficacy endpoint for the EVEREST trial is an assessment of the percentage of patients in the investigational group who, four weeks after completion of the six-week rehabilitative therapy period, achieve clinically meaningful improvement in their UEFM and AMAT tests, compared to the percentage of patients in the control group who achieve clinically meaningful improvement. We will also be comparing results of patients in the investigational group to those in the control group using a number of secondary endpoints, including the Box and Blocks test, which measures manual dexterity by counting the number of blocks a patient can move from one box to another in one minute. We will also be conducting neuropsychological testing of each patient before and after therapy, and will study changes in brain fMRI images before and after completion of the therapy.

In the materials we have submitted to the FDA in connection with our pivotal trial, we have stated that, based on published literature and clinical experience, we will consider our cortical stimulation therapy to be effective if the percentage of patients in the investigational group who achieve clinically meaningful improvement in both the UEFM and the AMAT tests is at least 20 percentage points greater than the percentage of patients in the control group who achieve clinically meaningful improvement. Our trial analysis will consider a 4.5 point gain, from the patient’s initial baseline score, to be clinically meaningful for the UEFM test, and a 0.21 point gain, from the patient’s initial baseline score, to be clinically meaningful for the AMAT.

Raters, who are trained and licensed physical and occupational therapists, assess improvements in hand and arm function at baseline and one, four, eight, 12 and 24 weeks after completion of the six weeks of rehabilitative therapy. When conducting their assessments, the raters are blinded to whether the patients are in the investigational or the control group. The raters in the EVEREST trial are trained in a standardized manner by a core lab, the Rehabilitation Institute of Chicago, or RIC, to increase the likelihood that all raters across all sites will evaluate patients in the trial the same way. The acceptability of their performance is certified by RIC before they can assess trial patients. Raters are not Northstar employees and are re-certified every six months to ensure that they continue to perform their assessments in a standardized manner.

The safety endpoint for the trial is an assessment of the patients who are classified as having any of the following outcomes between the time of enrollment and the time that the rehabilitative therapy program is complete: death; incidence of disease; seizure; or decline in neurological status. The trial is being monitored by an independent group of physicians comprising a data safety monitoring board, which meets approximately every six months to review trial safety data. To date, there have been no unanticipated adverse events in the EVEREST trial.

We received conditional FDA approval for the EVEREST trial in July 2004, which allowed us to initiate the trial at three sites. We randomized the first patient in the EVEREST trial in September 2004. We received full IDE approval for the use of our stroke motor recovery system in the trial at up to 18 sites in June 2005, and as of January 31, 2006, 10 of the 18 trial sites were enrolling patients. We expect all 18 sites to be enrolling patients by the second quarter of 2006. As of January 31, 2006, 39 patients had been randomized in the EVEREST trial, 28 of which had completed the four-week follow-up evaluation, which is the time at which we assess the primary efficacy endpoint. We believe that we will complete the four-week primary endpoint follow-up on the last EVEREST patient by the first quarter of 2008.

ADAMS (First Feasibility Trial for Stroke Motor Recovery)

The ADAMS trial was our initial clinical trial and was designed to evaluate the safety of delivering cortical stimulation to stroke survivors with chronic upper-extremity hemiparesis. The trial, conducted in 2002 and 2003, included ten randomized patients at three sites in the U.S. All of the patients were more than four months past their strokes, with an average of 28 months post-stroke. The four patients in the investigational group who completed the trial underwent three weeks of cortical stimulation therapy in conjunction with intensive rehabilitative therapy, compared to three weeks of equivalent rehabilitative therapy only for the four patients in the control group. At the time of the ADAMS trial, we did not have access to an implantable pulse generator so stimulation was provided by an external pulse generator connected through an externalized lead. Two patients experienced complications with infections related to the externalized lead, both of which were resolved with administration of antibiotics, and did not complete the trial. The electrode grid was placed above the neuroplastic area of the cortex in substantially the same manner as for the BAKER and EVEREST trials, but after the lead was tunneled to the chest area, it was externalized from the patient and connected to the external pulse generator during rehabilitative therapy sessions.

The primary efficacy measures were assessed using the UEFM score at one, four, eight and 12 weeks after completion of the three weeks of rehabilitative therapy. The primary safety endpoint was measured after removal of the investigational device, and was an assessment of the patients who suffered death, incidence of disease, seizure, or decline in neurological status. We completed a 12-week follow-up of patients in the trial in November 2003. We believe the results from the ADAMS trial indicate the safety of our cortical stimulation therapy, with no deaths, or unanticipated adverse events related to the therapy.

We believe the ADAMS trial also indicates the efficacy of our therapy. The table below shows the average percentage improvement in UEFM score from the baseline measurement at follow-up weeks one, four, eight and 12. At each follow-up period the investigational group showed greater improvement than the control group. Our trial plan called for statistical analysis at follow-up weeks one and 12. Despite the small size of the trial the efficacy data were statistically significant at follow-up week 12, with a p-value of 0.047. A p-value measures the likelihood that a difference between the investigational and control groups is due to random chance. A p-value of less than or equal to 0.05 means the chance that the difference is due to random chance is less than 5.0%, and is a commonly accepted threshold for denoting a meaningful difference between investigational and control groups. The average improvement in UEFM scores was 28.6% for the investigational group and 5.7% for the control group.

Average Improvement in UEFM Score from Baseline

	Follow-up week
	1		4		8		12		Average (1)
	Points	%	Points	%	Points	%	Points	%	Points	%
Investigational Group	10.3	28.8%	9.5	27.2%	10.3	29.6%	10.0	28.8%	10.0	28.6%
Control Group	3.9	8.8	2.0	5.0	1.9	4.4	1.9	4.7	2.4	5.7
p-value (2)		0.12						0.047

(1)	Average improvement assessed at one, four, eight and 12 weeks following therapy.
(2)	Pursuant to the investigation plan for ADAMS, statistical analysis was performed on UEFM percentage changes from baseline at follow-up weeks one and 12. Our investigational plan did not call for statistical analysis of point changes or of percentage changes at follow-up weeks four or eight, or for the average across all follow-up weeks.

The ADAMS clinical investigators conducted fMRI imaging studies of the patients’ brains before and after completion of therapy. The results of the imaging studies were published in the May 2005 issue of Stroke. In the control group they saw essentially no change from the patients’ baseline fMRI images. In the investigational group, however, the investigators observed that the patients’ brains showed a reduced cortical activation volume associated with more centralized neural activity in connection with hand and arm movement following treatment compared to their baseline fMRI images. We believe that the fMRI imaging studies indicate that the more centralized neural activity correlates with the patients’ improved performance in motor function. The ADAMS trial data have been presented at several prominent medical congresses, and have been published in Neurosurgery, the official journal of the Congress of Neurological Surgeons.

BAKER (Second Feasibility Trial for Stroke Motor Recovery)

The BAKER trial was our second feasibility trial, and was designed to assess both the safety and efficacy of our Northstar Stroke Recovery System in stroke survivors with chronic upper-extremity hemiparesis. The trial, conducted in 2003 and 2004, included 24 randomized patients at nine sites in the U.S. All of the patients were more than four months past their strokes, with an average of 33 months post-stroke. The 12 patients in the investigational group underwent up to six weeks of cortical stimulation therapy in conjunction with intensive rehabilitative therapy, compared to up to six weeks of equivalent rehabilitative therapy only in the control group. Unlike the ADAMS trial, we used a fully-implanted system for the BAKER trial, with an IPG and programming wand that were obtained under license from a third party manufacturer. All implanted components of the system were removed after the last rehabilitative therapy session.

The primary efficacy measures were assessed using the UEFM and AMAT scores at one, four, eight, 12 and 24 weeks after completion of the therapy. A number of additional measurements of stroke impairment and disability were also assessed. The primary safety endpoint was measured after removal of the investigational device, and was an assessment of the proportion of patients who suffered death, incidence of disease, seizure, or decline in neurological status. We completed a 24-week follow-up of patients in October 2004.

The results from the BAKER trial indicate the safety of our cortical stimulation device therapy, with no deaths, device malfunctions or serious or unanticipated adverse events related to the device or stimulation. After the implant surgery but before the device system was activated, one subject experienced a seizure. This investigational patient was treated and completed the trial with no further complications.

We believe the BAKER trial further indicates the efficacy of our cortical stimulation therapy for stroke motor recovery. The table below shows the average percentage improvement in UEFM score from the baseline measurements at follow-up weeks one, four, eight, 12 and 24. At each follow-up week the investigational group showed greater improvement than the control group. Our trial plan called for statistical analysis at follow-up weeks four and 24. Despite the small size of the trial, the efficacy data were statistically significant at both follow-up weeks four and 24. The average improvement in UEFM scores was 16.6% for the investigational group and 7.2% for the control group.

Average Improvement in UEFM Score from Baseline

	Follow-up week
	1		4		8		12		24		Average (1)
	Points	%	Points	%	Points	%	Points	%	Points	%	Points	%
Investigational Group	6.7	19.0%	5.5	15.1%	7.0	19.5%	6.2	17.5%	4.5	11.5%	6.0	16.6%
Control Group	2.8	9.7	1.9	6.7	3.7	11.8	2.5	8.3	0.0	-0.5	2.2	7.2
p-value (2)			0.03						0.03

(1)	Average improvement assessed at one, four, eight, 12 and 24 weeks following therapy.
(2)	Pursuant to the investigational plan for BAKER, statistical analysis was performed on UEFM score changes from baseline at follow-up weeks four and 24. Our investigational plan did not call for statistical analysis of percentage changes or of point changes at follow-up weeks one, eight or 12, or for the average across all follow-up weeks.

The chart below summarizes the percentage of patients in the BAKER trial that achieved clinically meaningful improvements in both the UEFM and AMAT efficacy measures. Fifty percent of the investigational patients achieved clinically meaningful improvements in both the UEFM and AMAT efficiency measures at follow-up weeks four and 24. Despite the small size of the trial, at follow-up week four the composite endpoint for the investigational group was greater at a statistically significant level than the composite endpoint for the control group. At follow-up week four the percentage of patients in the investigational group who achieved clinically meaningful improvements in both the UEFM and AMAT efficacy measures was more than 40 percentage points greater than the percentage of patients in the control group who achieved such clinically meaningful improvements. Our trial analysis considered a 3.5 point gain, from the patient’s initial baseline score, to be clinically meaningful for the UEFM test and a 0.21 point gain, from the patient’s initial baseline score, to be clinically meaningful for the AMAT.

BAKER: Patients with Clinically Meaningful Improvement

The patients in the BAKER study also underwent a battery of neuropsychological tests selected to assess improvements in cognitive abilities. The tests measured aspects of language formation, the ability to reason, general intellectual ability, spatial relationships and the ability to accurately perceive one’s environment. We believe that the test results suggest that cortical stimulation in stroke survivors may improve neurocognitive function in addition to its effect on motor function.

Combined ADAMS and BAKER Data

The charts below summarize the combined data from the ADAMS and BAKER feasibility trials. The chart immediately below summarizes the change in UEFM scores for the investigational and control groups through follow-up week 12 (the last endpoint common to both trials) and shows statistically significant improvements in function at follow-up weeks four and 12. The investigational groups together showed an average 6.4 point increase at follow-up week four and an average 7.0 point increase at follow-up week 12, from an average baseline of 34.6 points.

ADAMS and BAKER: Change from Baseline in UEFM Score

The chart below shows the percentage of patients achieving a clinically meaningful improvement in UEFM, defined for purposes of the ADAMS and BAKER trials as a 3.5 point improvement, showing statistically significant benefits of cortical stimulation at both time points. We believe the combined data from our two feasibility trials indicate the efficacy of our Northstar Stroke Recovery System, in conjunction with rehabilitative therapy, in treating upper-extremity hemiparesis. Seventy-five percent of the investigational patients had a clinically meaningful improvement in their UEFM scores at follow-up week four compared to 31% of the control patients, and 81% of the investigational patients had a clinically meaningful improvement in their UEFM scores at follow-up week 12 compared to 38% of the control patients.

ADAMS and BAKER: Patients with Clinically Meaningful Improvement in UEFM Score

While our clinical trials to date have yielded results that we believe to be favorable, these data are not necessarily indicative of data we will obtain in our trials and are not predictive of regulatory approval or commercial success.

Stroke Motor Recovery: Preclinical Development Program

Prior to beginning clinical trials for stroke motor recovery, we conducted an extensive series of preclinical animal trials. For stroke motor recovery, there are a number of well-documented and validated animal models. Building on the concept of neuroplasticity, we conducted numerous preclinical trials in rats and monkeys designed to explore and optimize the effect of cortical stimulation therapy to enhance motor recovery following stroke-like brain lesions.

In our rat studies, we demonstrated that, after delivering subthreshold cortical stimulation in conjunction with training, rats returned to near their pre-lesion levels of performance on food retrieval tasks, while rats that received only training improved to a lesser degree. The difference between the groups was statistically significant. We were able to reproduce the rat data at different labs using different brain injury models and food retrieval tasks. Through histologic examination, which is the study of cells and tissue at a microscopic level, we were also able to identify anatomical changes in the rats’ brains that we believe correlated with the observed behavioral changes. We also conducted optimization studies with rats to evaluate the effects of delivering electrical stimulation for different periods of time and with different stimulation parameters.

In monkeys, after inducing a brain injury mimicking stroke and delaying therapy for approximately four months, we observed an approximate 50% improvement in the monkeys’ motor function after delivering subthreshold cortical stimulation in conjunction with training on food retrieval tasks for 10 to 12 days. Further evaluation of these monkeys six months after the end of their therapy showed that they had retained their post-therapy levels of improvement, suggesting a sustained effect of our stroke motor recovery therapy. Cortical mapping of the monkeys’ brains also showed significant anatomical changes that we believe correlated with the observed behavioral changes.

In September 2005, our preclinical collaborators at leading academic research centers received a $3.9 million grant from the National Institute of Neurological Diseases and Disorders of the National Institutes of Health, or NIH. This is a four-year grant to conduct preclinical animal research designed to further optimize our cortical stimulation therapy to enhance stroke motor recovery. We participate in the planning of the animal research and will be reimbursed for the device and engineering costs associated with this study.

CHESTNUT (Initial Feasibility Trial for Stroke-Related Broca’s Aphasia)

The CHESTNUT trial is designed to evaluate the safety and efficacy of our cortical stimulation therapy in the treatment of stroke-related Broca’s aphasia. The CHESTNUT trial will assess eight patients at up to three sites in the U.S., and is a randomized trial with four investigational patients receiving cortical stimulation in conjunction with intensive speech therapy, and four control patients receiving the same speech therapy without cortical stimulation. Patient improvement in speech function is assessed after completion of the six weeks of therapy using clinically-accepted measures of speech function. The primary safety and efficacy endpoints are assessed after completion of the rehabilitation protocol. The protocol for identifying the patient-specific area of the motor cortex to be targeted is similar to the protocol being used in the EVEREST trial, except that fMRI is used during speech and language tasks as opposed to motor tasks.

As of January 31, 2006, we had completed randomization of five of the eight patients in the trial. We expect to complete randomization for all patients in mid-2006, and expect to reach the primary endpoint for the last patient by the second half of 2006. If the data from the CHESTNUT trial suggest that our cortical stimulation therapy, delivered in conjunction with rehabilitative speech therapy, is effective in treating Broca’s aphasia, we will consider conducting an expanded feasibility trial or a pivotal trial.

SAHALE (Initial Feasibility Trial for Tinnitus)

The SAHALE trial is designed to evaluate the safety and efficacy of our cortical stimulation therapy in the treatment of tinnitus. The SAHALE trial will assess eight patients at up to three sites in the U.S., and is a randomized, single-blinded trial. The therapy protocol involves a crossover period in which patients receive active stimulation or sham stimulation in a blinded manner. Patient improvement is assessed using clinically-accepted measures of tinnitus and other neurological functions. Similar to our other trials, the patient-specific target for cortical stimulation of the auditory cortex is identified using audible sounds during fMRI.

As of January 31, 2006, we had completed randomization of two of the eight patients in the trial. We expect to complete randomization for all patients in mid-2006, and expect to reach the primary endpoint for the last patient by the second half of 2006. If the data from the SAHALE trial suggest that our device system is effective in treating tinnitus, we will consider conducting an expanded feasibility trial or a pivotal trial.

TIGER (Initial Feasibility Trial for Essential Tremor)

In December 2003, we initiated a three patient feasibility trial, called TIGER, at a single clinical site to evaluate cortical stimulation therapy to treat essential tremor. We used a third party IPG because our proprietary device had not yet been completed, and a Northstar-designed electrode grid placed on the dura. We treated two patients, observed no tremor symptom-control benefit and ended the trial. There were no significant adverse events.

Upon analysis of the TIGER trial data, we concluded that insufficient energy was being delivered to the cortex with the third party IPG. Using our proprietary cortical stimulation therapy system and stimulation algorithms, we believe we can deliver more energy with optimized stimulation parameters, which could result in improved efficacy of cortical stimulation for essential tremor. We are currently designing our second feasibility trial based on these and other changes from our initial trial.

Sales and Marketing

Commercializing our Northstar Stroke Recovery System will involve marketing to four different constituencies:

•	healthcare providers to the stroke community, including:

•	neurosurgeons, who perform the surgical implant of our device systems,

•	neurologists and physiatrists, who interact with stroke survivors shortly after their strokes and who refer patients to therapy and

•	primary care physicians and other medical decision makers, who interact with stroke survivors at later stages following a stroke;

•	key stroke institutions such as hospitals and stroke rehabilitation centers, and the opinion leaders at these institutions;

•	stroke survivors and their families; and

•	healthcare payors.

If we are successful in securing FDA marketing approval, we will initially focus our sales efforts on neurosurgeons, neurologists and stroke physiatrists because we believe that referrals by these physicians, together with self-referrals by patients, will drive initial adoption of our Northstar Stroke Recovery System.

Although the number of stroke survivors in the U.S. is large, the clinicians who care for many of them are largely concentrated in several hundred hospitals and rehabilitation centers. As a result, we believe a direct sales force will be effective for us to reach our target market. We intend to build a highly-focused sales and marketing infrastructure to market our Northstar Stroke Recovery System in the U.S.

We are currently engaged in efforts within the medical and stroke survivor communities to increase awareness of cortical stimulation therapy and the benefits of our Northstar Stroke Recovery System in treating upper-extremity hemiparesis. These efforts include the presentation and publication of scientific data on our clinical trials and preclinical science by key physicians at several leading stroke rehabilitation centers, including Northwestern Memorial Hospital, the Rehabilitation Institute of Chicago, the University of Cincinnati, the University of Pennsylvania, the University of Arizona, Oregon Health Sciences University and the University of Illinois Medical Center at Chicago, among others.

While we have not performed detailed pricing analyses, we estimate that we will sell our Northstar Stroke Recovery System, and other cortical stimulation therapy devices we may develop, in the range of $15,000 to $30,000. We believe this pricing is consistent with other currently available commercial neurostimulation devices.

Reimbursement

Neurostimulation is currently FDA-approved and reimbursed for several indications. We believe that insurance billing codes and payment exist for the majority of cortical stimulation activities, including:

•	imaging;

•	implantation and removal of leads;

•	implantation and removal of the implantable pulse generator;

•	rehabilitation sessions; and

•	device programming sessions.

We have engaged a reimbursement consulting firm to advise us on reimbursement strategy and implementation. If we secure FDA marketing approval for our Northstar Stroke Recovery System, we plan to seek specific and appropriate coverage for the stroke application from CMS and private insurers. We intend to form a dedicated reimbursement group which will assist patients and healthcare providers in securing coverage and reimbursement from insurers.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products, designs and processes. There currently is no FDA-approved cortical stimulation therapy for upper-extremity hemiparesis, and we believe we are the only company pursuing cortical stimulation therapy for stroke motor recovery, which enhances our competitive position. However, we face potential competition from:

•	current stroke rehabilitative therapies, including physical and occupational therapy;

•	investigational rehabilitation therapies, such as constraint induced therapy;

•	robotic assist devices;

•	devices that stimulate peripheral nerves in the hand and arm;

•	investigational neurostimulation technologies such as transcranial magnetic stimulation and direct current stimulation;

•	off-label use of current neurostimulation devices, such as off-label use of spinal cord stimulators;

•	drug therapies that are under development, such as amphetamines delivered in combination with rehabilitative therapy, and neuroprotective drugs designed to protect damaged brain tissue during the acute phase of a stroke; and

•	competitive activities of which we are not aware.

Many of our competitors in the field of neurostimulation devices, including: Medtronic, which develops deep brain stimulators and spinal cord stimulators; St. Jude Medical, through its acquisition of Advanced Neuromodulation Systems, which develops spinal cord stimulators; Cyberonics, which develops vagus nerve stimulators; Boston Scientific, through its Advanced Bionics division, which develops spinal cord stimulators and cochlear devices, among others, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals, obtaining reimbursement and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Product Development, Manufacturing and Supplier Relationships

We have designed and developed all of the elements of our cortical stimulation system other than the handheld programmer hardware. Our development efforts have been focused on using proven technologies and materials for the implantable portions of our system, while developing custom, proprietary circuitry and integrated circuits that facilitate flexible application of the system, primarily through proprietary software, to various investigational applications of cortical stimulation.

All of the elements of our system are produced by outside vendors according to our proprietary specifications. We use third parties to manufacture our Northstar Stroke Recovery System to minimize our capital investment, help control costs and take advantage of the expertise these third parties have in the large-scale production of medical devices. We do not currently plan to manufacture our Northstar Stroke Recovery System ourselves. All of our key manufacturers and suppliers have experience working with commercial implantable device systems, are FDA registered and are regularly audited by us. Our key manufacturers and suppliers have a demonstrated record of compliance with U.S. and international regulatory requirements.

We purchase components, materials and final assemblies from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. The following are our most important manufacturing and component supply relationships:

•	Texcel LLC is the exclusive manufacturer of our IPGs under a manufacturing agreement that will terminate in April 2010. Texcel is contractually obligated to provide as many IPGs as we order in accordance with our purchase forecasts. The purchase price for these devices is re-evaluated annually and may only be increased if associated costs have increased. We can solicit bids for the manufacture of our IPGs once annually and are required to notify Texcel of the relevant terms of a superior bid. We can terminate the agreement or the exclusivity provisions unless Texcel agrees within 30 days to match the bid. We also can terminate the agreement on 60 days’ prior written notice if we cease to distribute all or substantially all of our IPGs or if Texcel fails to cure a material breach within 45 days after written notice. The cure period may not be available in some circumstances if Texcel fails to fill any of our orders within 10 days after the required delivery date.

•	CTS Electronics Manufacturing Solutions, Inc. is the exclusive manufacturer of printed circuit board assemblies for our IPGs, and for the programming wand, under a manufacturing agreement that will terminate in April 2010. CTS is contractually obligated to provide as many of these components as we order in accordance with our purchase forecasts. The pricing and termination provisions of the CTS agreement are the same as under the Texcel agreement, except that we cannot terminate the agreement if we cease to distribute all or substantially all of the components that CTS manufactures for us.

•	Oscor, Inc. is the exclusive manufacturer of our cortical stimulation leads under a manufacturing agreement that will terminate in April 2010. Oscor is contractually obligated to provide as many of these components as we order in accordance with our purchase forecasts. The pricing and termination provisions of the Oscor agreement are the same as under the Texcel agreement.

•	Avail Medical Products, Inc. is the exclusive provider of our packaging and labeling, and performs sterilization of certain of our product components, under a manufacturing agreement that will terminate in August 2010. Avail is contractually obligated to provide us with as many of the products as we order in accordance with our purchase forecasts. The pricing and termination provisions of the Avail agreement are the same as under the Texcel agreement, except that Avail has 15 days to cure a supply delivery failure, we cannot terminate the agreement if we cease to distribute all or substantially all of our the product components packaged by Avail, and we can only solicit annual bids from selected persons.

Due to the exclusive and long-term nature of these agreements, regulatory requirements and the custom nature of the parts we designed, we cannot quickly establish additional or replacement manufacturers or suppliers for the components of our cortical stimulation therapy system. We plan to address potential future supply interruptions by maintaining a sufficient inventory stock to address temporary supply shortages. Any supply interruption from our vendors or failure to obtain alternate vendors for any components would limit our ability to manufacture our systems and could have a material adverse effect on our business.

Patents and Proprietary Rights

Our success depends in part on our ability to develop a competitive advantage over potential competitors for the treatment of neurological diseases and disorders with our cortical stimulation therapy. Our ability to obtain intellectual property that protects our cortical stimulation therapy and related processes will be important to our success. Our strategy is to protect our proprietary positions by, among other things, filing U.S. and foreign patent applications related to our technology, inventions and improvements that are directed to the development of our business and our competitive advantages. Our strategy also includes developing know-how and trade secrets, and in-licensing technology related to cortical stimulation therapies.

As of January 31, 2006, we owned two issued patents and 36 patent applications in the U.S. and 16 patent applications in foreign jurisdictions.

The U.S. patents that we own cover certain applications related to stroke motor recovery and movement disorders and expire in 2023 and 2024.

We have several pending patent claims, including allowed claims that have not yet issued, that cover additional elements of our cortical stimulation therapy. For example, we have pending claims directed to the following aspects of cortical stimulation:

•	identifying patient-specific brain locations at which relevant neural activity, such as neuroplasticity, occurs;

•	effective electrical stimulation parameters;

•	subthreshold stimulation;

•	unipolar stimulation to enhance stimulation efficacy and efficiency;

•	neural stimulation plus behavioral therapy; and

•	limited duration neural stimulation until functional recovery is achieved.

We plan to file additional patent applications on inventions that we believe are patentable and important to our business. We accordingly intend to aggressively pursue and defend patent protection on our proprietary technologies.

Our ability to operate without infringing the intellectual property rights of others and to prevent others from infringing our intellectual property rights will also be important to our success. We are aware of other companies investigating neurostimulation, including cortical stimulation, and of patents and published patent applications held by these companies in those fields. To this end, we have reviewed all neurostimulation patents owned by third parties of which we are aware and believe that our current products do not infringe any valid claims of the third party patents that we have analyzed. There are a large number of patents directed to stimulation therapies, however, and there may be other patents or pending patent applications of which we are currently unaware that may impair our ability to operate. We are currently not aware of any third parties infringing our issued claims.

Government Regulation

United States

Our Northstar Stroke Recovery System is regulated by the FDA as a medical device under the Federal Food, Drug, and Cosmetic Act. FDA regulations govern:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	record keeping;

•	premarket approval;

•	advertising and promotion;

•	distribution;

•	product sales and post-market activities;

•	medical device (adverse event) reporting; and

•	field corrective actions (e.g. recalls).

Unless an exemption applies, each product that we currently plan to commercially distribute in the U.S. will require prior premarket approval from the FDA. Because our Northstar Stroke Recovery System is an implanted device, it is deemed to pose a significant risk. To market the Northstar Stroke Recovery System in the U.S., the FDA must approve the device after submission of a PMA. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

Premarket Approval

Our Northstar Stroke Recovery System is regulated as a class III medical device. FDA approval of a PMA is required before marketing of a class III medical device in the U.S. can proceed. The process of obtaining premarket approval is costly, lengthy and uncertain. A PMA must be supported by extensive data including, but not limited to, technical, preclinical and clinical trials to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. Among other information, the PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed device labeling.

After the FDA determines that a PMA is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted premarket approval application, although the review and response activities generally occurs over a significantly longer period of time, typically one year, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. Because there is no FDA-approved cortical stimulation device on the market, a review panel may be convened as part of any FDA review of our Northstar Stroke Recovery System. In addition, the FDA will conduct a preapproval inspection of our and our suppliers’ facilities to ensure compliance with the quality system regulations. Under the Medical Device User Fee and Modernization Act of 2002, the fee to submit a PMA can be up to $259,600 per PMA, but certain companies, like Northstar Neuroscience, may qualify for a small business exemption. New PMAs or supplemental PMAs are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a PMA except that the supplement is limited to information needed to support any changes from the device covered by the original PMA, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

A clinical trial is almost always required to support a PMA. Clinical trials for a “significant risk” device such as ours require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the institutional review boards overseeing the clinical trial at the various investigational sites. We have obtained or will obtain all such required approvals for our EVEREST trial prior to enrolling patients at our investigational sites. Clinical trials require extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an institutional review board at the relevant clinical trial site and in accordance with applicable regulations and policies including, but not limited to, the FDA’s good clinical practice, or GCP, requirements. We, the trial data safety monitoring board, the FDA or the institutional review board at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study patients outweigh the anticipated benefits. The FDA conducted an inspection of our clinical records for the EVEREST trial in June 2005 and had no observations.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the design and manufacturing processes;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	notices of correction or removal and recall regulations.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have resulted in enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.

Compliance with regulatory requirements is enforced through periodic, unannounced facility inspections by the FDA. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters or untitled letters;

•	fines, injunction and civil penalties;

•	recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production or clinical trials;

•	refusing our request for premarket approval of new products;

•	withdrawing premarket approvals that are already granted; and

•	criminal prosecution.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

The primary regulatory environment in Europe is that of the European Economic Community, or EEC, which consists of 25 countries encompassing nearly all the major countries in Europe. Other countries that are not part of the EEC, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EEC with respect to medical devices. The EEC has adopted Directive 90/385/EEC for implantable medical devices and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices that are marketed in member states. Medical devices that comply with the requirements of the national law of the member state in which they are first marketed will be entitled to bear CE marking, indicating that the device conforms to applicable regulatory requirements, and, accordingly, can be commercially marketed within EEC states and other countries that recognize this mark for regulatory purposes.

We intend to apply for CE marking approval for the stroke recovery indication and expect to have final CE marking approval during 2009. The method of assessing conformity with applicable regulatory requirements varies depending on the class of the device, but for our Northstar Stroke Recovery System (which falls into class III), the method involves a combination of self-assessment by the manufacturer of the safety and performance of the device, and a third party assessment by a Notified Body, usually of the design of the device and of the manufacturer’s quality system. A Notified Body is a private commercial entity that is designated by the national government of a member state as being competent to make independent judgments about whether a product complies with applicable regulatory requirements. The manufacturer’s assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements. We intend to use TUV America Inc., of TUV Product Services in Munich, Germany, with whom we have prior experience, as the Notified Body for our CE marking approval process.

Research and Development

Our research and development expenses were approximately $8.7 million in 2003, $12.4 million in 2004 and $11.8 million in 2005, none of which were customer sponsored. We expect our research and development expenditures to increase as we continue to devote resources to developing our cortical stimulation technology.

Employees

As of January 31, 2006, we had 53 employees, nine of whom hold Ph.D., M.D. or comparable degrees. Approximately 39 employees are engaged in research and development and 14 in marketing, finance and other administrative functions. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We believe that we maintain good relations with our employees.

Facilities

As of January 31, 2006, we leased a 36,066 square foot space in Seattle, Washington for our headquarters and principal research and development facility. This lease expires on August 31, 2012, with an option to renew for two successive five-year periods. During each option period the rent will be adjusted to reflect the fair market rate. We also currently sublease approximately 15,000 square feet of our facility to another company. The sublease is scheduled to expire on March 31, 2008. We believe that our current facilities will be sufficient to meet our needs through at least the end of 2009.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

MANAGEMENT

Our executive officers, directors, proposed directors and other significant employees and their respective ages and positions as of March 1, 2006 are as follows:

Name	Age	Position
Executive Officers

Alan J. Levy, Ph.D.	68	President, Chief Executive Officer and Director

John S. Bowers Jr.	43	Executive Vice President

Raymond N. Calvert	40	Vice President, Finance and Chief Financial Officer

Lori J. Glastetter	47	Vice President, Regulatory Affairs and Quality Assurance

Bradford E. Gliner	40	Vice President, Research

Nawzer Mehta, Ph.D.	47	Vice President, Clinical Affairs

Directors

Susan K. Barnes (1)	52	Director

Albert J. Graf (2) (5)	58	Director

Wende S. Hutton (2)	46	Director

Robert E. McNamara (1) (5)	49	Director

Seth A. Rudnick, M.D. (4)	57	Director

Dale A. Spencer (2) (3)	60	Director

Jesse I. Treu, Ph.D. (3)	58	Director

Carol D. Winslow (1) (3)	51	Director

Other Significant Employees

Matthew J. Gani	44	Director of Product Development

John M. Ray	39	Director of Product Quality and Operations

W. Douglas Sheffield, V.M.D., Ph.D.	56	Director of New Technology

Allen R. Wyler, M.D.	62	Medical Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Dr. Rudnick will resign as a director of Northstar immediately prior to the closing of this offering.
(5)	Messrs. Graf and McNamara will become directors of Northstar upon the closing of this offering.

Alan J. Levy, Ph.D.    Dr. Levy co-founded Northstar in 1999, and has been our President and Chief Executive Officer and a director since inception. From 1993 to 1998, Dr. Levy served as President and Chief Executive Officer of Heartstream, Inc., a medical device company that was acquired by Hewlett-Packard in 1998. From 1989 to 1993, Dr. Levy served as President and Chief Operating Officer of Heart Technology Inc., a medical device company that was acquired by Boston Scientific Corporation. Dr. Levy serves as a director of Intuitive Surgical, Inc. Dr. Levy holds a B.S. in Chemistry from City University of New York and a Ph.D. in Organic Chemistry from Purdue University.

John S. Bowers Jr.    Mr. Bowers has been our Executive Vice President since December 2005, and from February 2004 to December 2005 was our Vice President, Marketing and Business Development. From May 2000 to February 2004, Mr. Bowers served first as Director of Business Development and then as Director of Global Marketing, Drug Eluting Stents for Guidant Corporation, a medical device company. Mr. Bowers joined

Guidant Corporation as a Group Product Manager in 1994. Mr. Bowers holds a B.A. in Economics-Accounting from Gonzaga University and an M.B.A. from Harvard University.

Raymond N. Calvert.    Mr. Calvert has been our Chief Financial Officer since May 2005, and our Vice President, Finance since February 2003, and from January 2001 to February 2003 was our Director of Finance. Prior to joining Northstar, Mr. Calvert was the Vice President of Finance at Altrec.com, Inc., an online outdoor products retailer. Mr. Calvert holds a B.A. in Business Administration, Accounting from the University of Washington.

Lori J. Glastetter.    Ms. Glastetter co-founded Northstar in 1999, and has been our Vice President, Regulatory Affairs and Quality Assurance, since inception. Prior to co-founding Northstar, Ms. Glastetter served as Vice President of Regulatory Affairs and Quality Assurance at Heartstream, Inc. Ms. Glastetter holds a B.S. in Microbiology from California State University Long Beach and an M.B.A. from California State University Fullerton.

Bradford E. Gliner.    Mr. Gliner has been our Vice President, Research, since September 2004, and from June 1999 to September 2004 was our Director of Research. Prior to joining Northstar, Mr. Gliner was a founder and held various research positions at Heartstream, Inc. Mr. Gliner holds a B.S. in Electrical Engineering from the University of Illinois and an M.S. in Biomedical Engineering from Johns Hopkins University.

Nawzer Mehta, Ph.D.    Dr. Mehta has been our Vice President, Clinical Affairs, since January 2005. From October 2000 to December 2004, Dr. Mehta served as Director of Clinical Research at Medtronic, Inc., a medical device company. Dr. Mehta holds a B.S. in Human Biology from the University of Surrey and a Ph.D. in Applied Cardiovascular Physiology from the University of London.

Susan K. Barnes.    Ms. Barnes has been a director since February 2006. From May 1997 to November 2005, Ms. Barnes served as Chief Financial Officer at Intuitive Surgical, Inc. Ms. Barnes serves as a director of RAE System Inc. Ms. Barnes holds an A.B. from Bryn Mawr College and an M.B.A. from the Wharton School, University of Pennsylvania.

Albert J. Graf.    Mr. Graf has agreed to join our board of directors upon the closing of this offering. From June 2000 to December 2004, Mr. Graf served as Group Chairman at Guidant Corporation, a medical device company. Mr. Graf serves as a director of American Medical Systems Holdings, Inc., CABG Medical, Inc. and Intermagnetics General Corporation. Mr. Graf holds a B.S. in Economics from Boston University and an M.B.A. from Indiana University.

Wende S. Hutton.    Ms. Hutton has been a director since May 1999. Since 2004, Ms. Hutton has been a venture partner at Canaan Partners. From 2001 to 2004, Ms. Hutton was a general partner of Spring Ridge Ventures, and from 1993 to 2001, she was a Managing Director of Mayfield Fund. Ms. Hutton holds a B.A. in Human Biology from Stanford University and an M.B.A. from Harvard University.

Robert E. McNamara.    Mr. McNamara agreed to join our board of directors upon the closing of this offering. Since December 2004, Mr. McNamara has served as Senior Vice President and Chief Financial Officer at Accuray, Inc., a medical device company. From March 2003 to June 2004, Mr. McNamara served as Chief Executive Officer at InDefense, Inc., a security software company that was acquired by Microsoft, Inc. From March 2001 to August 2002, Mr. McNamara served as Senior Vice President and Chief Financial Officer at Recourse Technologies, Inc., a security software company that was acquired by Symantec Corporation. Mr. McNamara holds a B.A. in Accounting from the University of San Francisco and Pennsylvania and an M.B.A. from the Wharton School, University of Pennsylvania.

Seth A. Rudnick, M.D.    Dr. Rudnick has been a director since December 2000, and will resign as a director immediately prior to the closing of this offering. Since 2001, Dr. Rudnick has been a general partner at

Canaan Partners, concentrating on healthcare investments. Dr. Rudnick serves as a director of Immunicon Corporation. Dr. Rudnick holds a B.A. from the University of Pennsylvania and an M.D. from the University of Virginia.

Dale A. Spencer.    Mr. Spencer has been a director since August 1999. Since 1999, Mr. Spencer has been a private investor, primarily in the medical device industry. From 1995 to 1999, Mr. Spencer served as a director of Boston Scientific Corporation, a medical device company. From 1995 to 1997, Mr. Spencer served as Executive Vice President in the Office of the Chairman for Boston Scientific Corporation. Mr. Spencer serves as a director of ev3 Inc. Mr. Spencer holds a B.S. in Engineering from the University of Maine and an M.B.A. from University of Illinois.

Jesse I. Treu, Ph.D.    Dr. Treu has been a director since February 2000. Dr. Treu has been a General Partner and Managing Member of Domain Associates, L.L.C. since its inception 20 years ago. Dr. Treu has been a director of over 30 early-stage healthcare companies. Prior to the formation of Domain Associates, L.L.C., Dr. Treu had 12 years of experience in the healthcare industry. Dr. Treu serves as a director of Somaxon Pharmaceuticals, Inc. Dr. Treu holds a B.S. from Rensselaer Polytechnic Institute and an M.A. and Ph.D. in physics from Princeton University.

Carol D. Winslow.    Ms. Winslow has been a director since March 2002. Since 2001, Ms. Winslow has been a principal of Channel Medical Partners, L.P., concentrating on medical technology investments. Ms. Winslow holds an A.B. from Mount Holyoke College and an M.B.A. from the University of Minnesota.

Matthew J. Gani.    Mr. Gani has been our Director of Product Development since June 2005. From September 2003 to May 2005, Mr. Gani served as Senior Director, Program Management and Software Development at Micro Systems Engineering, Inc., an implantable medical device company. Mr. Gani joined Micro Systems Engineering, Inc. as a Program Manager in February 1998. Mr. Gani holds a B.S. in Applied Mathematics and a B.E. in Electrical Engineering from the University of New South Wales.

John M. Ray.    Mr. Ray has been our Director of Product Quality and Operations since January 2004. From January 2002 to January 2004, Mr. Ray served as Director of Quality Engineering at Advanced Digital Information Corporation, a network storage equipment company. From February 2001 to December 2001, Mr. Ray served as Program and Engineering Director at DataCritical Corp., a medical device company that was acquired by General Electric Medical Systems in 2001. Mr. Ray holds a B.S. in Electrical Engineering from Montana State University.

W. Douglas Sheffield, V.M.D., Ph.D.    Dr. Sheffield has been our Director of New Technology since February 2001. From 1982 to February 2001, Dr. Sheffield worked for Johnson & Johnson. His last position at Johnson & Johnson was Director, Oncology Growth Opportunities at Ethicon Endosurgery. Dr. Sheffield holds a B.A. in Biology from Johns Hopkins University and a V.M.D. and Ph.D. in Pathology from the University of Pennsylvania.

Allen R. Wyler, M.D.    Dr. Wyler has been our Medical Director since September 2002. From September 1992 to August 2002, Dr. Wyler served as Executive Medical Director, and was a practicing neurosurgeon, at Swedish Medical Center. Dr. Wyler has published over 200 journal articles, book chapters, and academic texts devoted to both the clinical practice of neurosurgery as well as basic science. Dr. Wyler holds a B.A. and an M.D. from the University of Washington.

Board Composition

Our board of directors currently comprises eight members, including six non-employee members, our President and Chief Executive Officer, Alan J. Levy, and one vacant seat that will be filled upon the closing of this offering. Upon completion of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors. Upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Dr. Treu and Ms. Winslow, and their terms will expire at the annual meeting of shareholders to be held in 2007;

•	the Class II directors will be Ms. Hutton, Mr. Spencer and Mr. McNamara, and their terms will expire at the annual meeting of shareholders to be held in 2008; and

•	the Class III directors will be Ms. Barnes, Mr. Graf and Dr. Levy, and their terms will expire at the annual meeting of shareholders to be held in 2009.

We entered into a director resignation agreement in March 2006 with Dr. Rudnick, pursuant to which Dr. Rudnick agreed to tender his resignation from our board of directors effective immediately prior to the closing of this offering.

This classification of the board of directors, together with the ability of the shareholders to remove our directors only for cause and the inability of shareholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See “Description of Capital Stock—Anti-takeover Provisions” for a discussion of other anti-takeover provisions found in our articles of incorporation.

We believe that the composition of our board of directors meets the requirements for independence under the current requirements of the Nasdaq National Market. As required by the Nasdaq National Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Committees of the Board of Directors

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee

Our audit committee is composed of Ms. Barnes, Mr. McNamara and Ms. Winslow, each of whom is a non-employee member of our board of directors. Ms. Barnes is the chairperson of the audit committee. Our board of directors has determined that each of Ms. Barnes and Mr. McNamara is an “audit committee financial expert” as defined under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence and financial sophistication under the current requirements of the Nasdaq National Market and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of the Nasdaq National Market and SEC rules and regulations.

Our audit committee is responsible for, among other things: overseeing the independent auditors; reviewing the financial reporting, policies and processes; overseeing risk management, related party transactions and legal compliance and ethics; and preparing the audit committee reports required by SEC rules.

Compensation Committee

Our compensation committee is composed of Mr. Graf, Ms. Hutton and Mr. Spencer, each of whom is a non-employee member of our board of directors. Ms. Hutton is the chairperson of the compensation committee. Each member of our compensation committee is a “non-employee director” within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq National Market and SEC rules and regulations.

Our compensation committee is responsible for, among other things: reviewing and recommending compensation and annual performance objectives and goals for our chief executive officer; reviewing and making recommendations to the board of directors regarding incentive-based or equity-based compensation plans, employment agreements, severance arrangements, change in control agreements, and other benefits, compensations, compensation policies or arrangements; and preparing the compensation committee reports required by SEC rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Mr. Spencer, Dr. Treu and Ms. Winslow, each of whom is a non-employee member of our board of directors. Mr. Spencer is the chairperson of the nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee meets the requirements for independence under the current requirements of the Nasdaq National Market.

Our nominating and corporate governance committee is responsible for, among other things: identifying, evaluating and recommending individuals qualified to become directors; reviewing and making recommendations to the board of directors regarding board of director and committee compensation and committee composition; and reviewing compliance with corporate governance principles applicable to our company.

Compensation Committee Interlocks and Insider Participation

None of our compensation committee members or executive officers has, or had during 2005, a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers. No member of our compensation committee has ever been an officer or employee of the company.

Director Compensation

The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board and committee meetings. Prior to this offering, members of our board of directors did not receive cash compensation for attending board meetings.

In February 2006, Ms. Barnes received an option to purchase 25,000 shares of our common stock at an exercise price of $6.46 per share in her capacity as a non-employee director. This option vests in 36 equal monthly installments, beginning on March 1, 2006.

In July 2005, each of Ms. Hutton and Dr. Treu received an option to purchase 5,000 shares of our common stock at an exercise price of $1.00 per share for services rendered as chairperson of the compensation committee and audit committee, respectively. These options were eligible for early exercise and are subject to repurchase by us at the original exercise price. The repurchase right lapses with respect to such shares in four equal quarterly installments beginning on July 15, 2005.

In January 2005, Mr. Spencer received an option to purchase 10,000 shares of our common stock at an exercise price of $0.80 per share in his capacity as an non-employee director. This option was eligible for early exercise and is subject to repurchase by us at the original exercise price. The repurchase right lapses with respect to such shares in eight equal quarterly installments beginning on January 18, 2005.

Upon completion of this offering, each of our non-employee directors, other than Ms. Barnes, will receive an option to purchase 25,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the closing date of this offering. Ms. Barnes will receive an option to purchase              shares of our common stock at the same price. Each of these options will vest in 36 equal monthly installments following the offering. Following this offering, each non-employee director will receive an annual retainer of $10,000. In addition, each non-employee director will receive $1,500 per meeting of the board of directors attended in person or $500 per meeting attended telephonically, and each committee member will receive $500 per meeting attended of their respective committees.

Each non-employee director who serves on the audit committee, other than the chairperson of the audit committee, will receive an additional annual retainer of $1,000. The chairpersons of the audit committee, the compensation committee and the nominating and corporate governance committee will also receive additional annual retainers of $7,500, $3,000 and $3,000, respectively.

Each non-employee director who first becomes a member of our board of directors after the completion of this offering will be granted an option to purchase 25,000 shares of our common stock, vesting in 36 equal monthly installments. After the completion of this offering, each non-employee director that continues as a non-employee director will be entitled to receive an annual option grant to purchase 10,000 shares of our common stock, vesting in 36 equal monthly installments. Each such option will have an exercise price equal to the fair value of our common stock on the date of grant and will have a ten-year term. In the event of a change in control, each outstanding non-employee director option will become immediately vested exercisable in full.

Executive Compensation

The following table sets forth all compensation paid or accrued during the fiscal year ended December 31, 2005 to our chief executive officer and to each of our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2005. We refer to these officers collectively as our “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Number of Securities Underlying Options	All Other Compensation (1)
Alan J. Levy, Ph.D. President and Chief Executive Officer	2005	$323,181	$—	20,338	$—

Lori J. Glastetter Vice President, Regulatory Affairs and Quality Assurance	2005	218,785	—	11,399	—

John S. Bowers Jr. Executive Vice President	2005	217,396	—	9,524	—

Nawzer Mehta, Ph.D. Vice President, Clinical Affairs	2005	216,918	10,000	180,000	64,658

Bradford E. Gliner Vice President, Research	2005	171,076	—	48,072	—

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by our named executive officers that do not exceed, in the aggregate, the lesser of $50,000 or 10% of any such officer’s combined annual salary and bonus disclosed in this table.
(2)	Represents relocation allowance.

Stock Option Grants in 2005

The following table provides information concerning stock options granted to each of our named executive officers during the fiscal year ended December 31, 2005.

			Individual Grants
Name	Number of Securities Underlying Options Granted		Percentage of Total Options Granted to Employees in 2005 (1)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
						5%	10%
Alan J. Levy, Ph.D.	20,338	(2)	3.2%	$0.90	05/03/2015	$	$
Nawzer Mehta, Ph.D.	125,000 55,000	(3) (4)	19.9 8.8	0.80 0.80	01/17/2015 01/17/2015
Lori J. Glastetter	11,399	(2)	1.8	0.90	05/03/2015
John S. Bowers Jr.	9,524	(2)	1.5	0.90	05/03/2015
Bradford E. Gliner	8,072 40,000	(2) (3)	1.3 6.4	0.90 1.00	05/03/2015 07/14/2015

(1)	The figures representing percentages of total options granted to employees in 2005 are based on an aggregate of 628,157 shares of common stock subject to stock options granted to our employees during 2005.

(2)	Fully vested as of the date of grant.
(3)	Immediately exercisable as of the date of grant and vests as to 25% of the shares on the first anniversary of the date of grant with the balance vesting ratably over the subsequent 36-month period.
(4)	Fully exercisable, and vests as to 25% of the shares, on the first anniversary of the date of grant with the balance vesting ratably over the subsequent 36-month period.

Each stock option has a ten-year term, subject to earlier termination if the optionee’s service with us ceases. Each stock option may be exercised prior to vesting, subject to repurchase by us at the original exercise price. The repurchase right lapses over time in accordance with the vesting schedules described above. Unvested and unexercisable stock options may become fully vested and immediately exercisable under certain circumstances in connection with a change in control. Our board of directors retains the discretion, under certain circumstances relating to changes in corporate structure that may affect our common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits that were intended to be made available under the applicable stock plan.

Each stock option was granted with an exercise price equal to the fair value of our common stock on the grant date, as initially determined by our board of directors. Because there was no public market for our common stock prior to this offering, the board of directors determined the fair value of our common stock by considering a number of factors, including, but not limited to, the aggregate liquidation preference of our redeemable convertible preferred stock, our progress against regulatory, clinical and product development milestones, overall equity market conditions, the likelihood of achieving a liquidity event such as an initial public offering or sale of our company.

In connection with preparing for our initial public offering, our board of directors obtained an independent valuation of our common stock as of December 31, 2005. Taking into account the factors outlined above and the independent valuation, our board of directors, with consultation from management, subsequently determined that the fair value of our common stock on May 3, 2005 and July 14, 2005 was determined to be $3.57 per share and $4.20 per share, respectively.

Amounts presented under the caption “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms” represent hypothetical gains that could be achieved for the respective stock options if exercised at the end of the tern-year option term. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of the prospectus;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

Aggregated Option Exercises in 2005 and Fiscal Year-End Option Values

The following table provides information concerning stock options exercised during 2005, and unexercised stock options held as of December 31, 2005, by each of our named executive officers:

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan J. Levy, Ph.D.	—	$—	342,588	—		$—
Nawzer Mehta, Ph.D.	—	—	125,000	55,000
Lori J. Glastetter	16,249		127,280	—		—
John S. Bowers Jr.	—	—	249,524	—		—
Bradford E. Gliner	—	—	164,337	—		—

There was no public trading market for our common stock as of December 31, 2005. Accordingly, the amounts presented under the captions “Value Realized” and “Value of Unexercised In-the-Money Options at December 31, 2005” are based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of the prospectus, less the exercise price per share, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection with the transaction.

Employment Agreements

Employment Agreement with Certain Executive Officers

Upon completion of this offering, we will enter into an employment agreement with each of Messrs. Levy, Bowers, Calvert, Gliner and Mehta and Ms. Glastetter. Each employment agreement will set forth such officer’s initial base salary, which for Dr. Levy is                     , Mr. Bowers is                     , Mr. Calvert is                     , Ms. Glastetter is                     , Mr. Gliner is                      and Dr. Mehta is                     . The employment agreement will entitle each officer to receive medical benefits, as well as fringe benefits provided to our senior executives.

Each officer is an “at will” employee and may terminate employment with us at any time. Similarly, we can terminate such officer’s employment at any time, with or without cause. In the event that, prior to a change in control, we terminate such officer’s employment other than for cause or if such officer resigns for good reason, he or she is entitled to receive 12 months of base salary in the case of Dr. Levy, nine months of base salary in the case of Mr. Bowers or six months of base salary in the case of Messrs. Calvert, Gliner and Mehta and Ms. Glastetter, and each will also be entitled to 12 months of medical benefits coverage and 12 months of accelerated vesting of all options, provided he or she executes a waiver and general release. In the event that, within 12 months following a change in control, we terminate such officer’s employment other than for cause or if such officer resigns for good reason, he or she will be entitled to receive the severance described above, 12 months of medical benefits coverage and full acceleration of vesting for all options held, subject to the execution of a waiver and general release. Each officer may also be entitled to a payment equal to 20% of the cash severance payment if certain deferred compensation tax penalties are imposed by the Internal Revenue Service.

Benefit Plans

Amended and Restated 1999 Stock Option Plan

Our Amended and Restated 1999 Stock Option Plan, or 1999 Plan, was adopted by our board of directors and approved by our shareholders in July 1999, and provides for the grant of awards to our employees, consultants and directors. As of January 31, 2006, options to purchase 2,339,958 shares of our common stock at a weighted-average exercise price of $0.67 per share were outstanding under our 1999 Plan. Our 1999 Plan will terminate upon the effective date of our 2006 Performance Incentive Plan. However, any outstanding options granted under our 1999 Plan will remain outstanding and subject to the terms of such plan and related stock option agreements until they are exercised or until they terminate or expire by their terms.

Our 1999 Plan is administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret the 1999 Plan and any agreement entered into under such plan, grant awards and make all other determinations for the administration of the 1999 Plan.

Our 1999 Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code and nonqualified stock options, both of which have maximum permitted terms of ten years. Incentive stock options may be granted only to our employees, while nonqualified stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors. The exercise price of incentive stock options may not be less than the fair market value of our common stock on the date of grant. In the case of 10% shareholders, the exercise price of incentive stock options may not be less than 110% of the fair market value of our common stock on the date of grant. Our 1999 Plan allows for the early exercise of options, in which case the options may be subject to repurchase by us at the original exercise price for a limited time.

In the event of a change in control, this plan also provides that options held by current employees, directors and consultants will immediately vest in full and become exercisable prior to such change in control and those options that remain unexercised shall terminate on the consummation of the change in control.

2006 Performance Incentive Plan

In February 2006, our board of directors adopted, and prior to effectiveness of this offering we will seek shareholder approval for, our 2006 Performance Incentive Plan, or the Incentive Plan. The Incentive Plan will become effective upon the signing of the underwriting agreement for this offering.

The Incentive Plan is intended to make available incentives that will assist us to attract, retain and motivate employees, consultants and members of the board of directors, whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and units, deferred compensation awards, other cash-based or stock-based awards and non-employee director awards.

A total of 3,000,000 shares of our common stock are initially authorized and reserved for issuance under the Incentive Plan, plus up to an additional 3,092,961 shares that are subject to outstanding options under our 1999 Plan as of the date of the plan’s termination, and for which such options expire or otherwise terminate without having been exercised in full. This initial authorization will increase automatically on January 1, 2007 and each subsequent anniversary through January 1, 2015 by an amount equal to the smaller of 2% of the number of shares of common stock issued and outstanding on December 31 of the prior year, or 1,000,000 shares. Alternatively, our board of directors can act prior to January 1 each year to increase the share reserve by a lesser amount determined by the compensation committee of the board of directors. Appropriate adjustments will be made to the number of authorized shares and other numerical limits in the Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of certain changes to our capital structure.

The administrator of our Incentive Plan will generally be the compensation committee of our board of directors, although the board of directors or compensation committee may delegate to our officers limited authority to grant awards to service providers who are neither officers nor directors. The administrator has the sole authority to construe and interpret the terms of the Incentive Plan and awards granted under it. Subject to the provisions of the Incentive Plan, the administrator has the discretion to determine the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions.

Our employees and consultants are eligible to receive grants of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and performance shares or units under the Incentive Plan, while only employees are eligible to receive incentive stock option awards. For all options granted under the Incentive Plan, the exercise price may not be less than the fair market value of a share of our common stock on the date of grant. Deferred compensation awards may be granted only to officers, directors or members of a select group of highly compensated employees. Non-employee director awards may be granted only to members of the board of directors who are not our employees or any affiliate of ours. These awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units. Non-employee director awards are limited to no more than 75,000 shares in any fiscal year, except that this limit may be increased on the basis of the attainment of certain milestones, including the individual’s initial appointment or election to the board of directors, service as the chairman or lead director of the board of directors, service on a committee of the board of directors, and service as chairman on a committee of the board of directors.

In the event of certain changes in control of the company, stock options and stock appreciation rights outstanding under the Incentive Plan may be assumed or substituted by the successor entity. Any stock options or stock appreciation rights that are not assumed in connection with a change in control or exercised prior to a change in control will terminate without further action by the administrator. However, the administrator may choose to:

•	accelerate the vesting and exercisability of any or all outstanding options and stock appreciation rights upon such terms as it determines; or

•	cancel each or any outstanding option or stock appreciation right in exchange for a payment to the holder with respect to each share.

In the event of a change in control, the administrator may also, in certain cases, choose to accelerate the vesting and/or settlement of any restricted stock award, restricted stock unit award, performance share or performance unit award, deferred compensation award, or cash-based or other stock-based award upon such conditions as it determines. In addition, the vesting of all non-employee director awards will automatically be accelerated in full upon a change in control.

The Incentive Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within ten years of the effective date of the Incentive Plan. The administrator may amend, suspend or terminate the Incentive Plan at any time, provided, that without shareholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require shareholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Incentive Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with any applicable law, regulation or rule.

Limitation of Liability and Indemnification

Our articles of incorporation that will be effective following the completion of this offering provide that we will indemnify our directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. Our articles of incorporation provide that we will indemnify our officers and directors against liability incurred as a result of their performance of services requested by the company, and will advance to them reasonable expenses towards the defense of any such proceeding brought against them, except in any case in which liability results from:

•	acts or omissions adjudged to have involved intentional misconduct, a knowing violation of law or an unlawful distribution; or

•	any transaction in which the director or officer is adjudged to have personally received a benefit in money, property or services to which he or she is not legally entitled.

Our articles of incorporation also limit our directors’ liability to us and our shareholders for monetary damages incurred in their capacity as a director to liability resulting from the same acts or omissions or transactions described above.

Our articles of incorporation also provide that we may purchase and maintain liability insurance on behalf our directors, officer, employees, and agents. We currently maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liability incurred as a result of serving in their capacities as directors and officers.

Prior to completion of the offering, we intend to enter into shareholder-approved indemnification agreements with each of our directors and officers, to be effective upon the signing of the underwriting agreement for this offering, to provide additional contractual assurances regarding the scope of the indemnification provided for in our articles of incorporation and to provide additional procedural protections. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, for which indemnification will be required or permitted. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2003, we have engaged in the following transactions with our executive officers, directors and holders of 5% or more of our voting securities, and their affiliates. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Sale of Preferred Stock

In April 2004, we sold an aggregate of 4,821,803 shares of our Series E redeemable convertible preferred stock at $4.77 per share for an aggregate purchase price of $23.0 million to Boston Scientific Corporation.

In April and May 2002, we sold an aggregate of 9,191,248 shares of our Series D redeemable convertible preferred stock at $4.00 per share for an aggregate purchase price of $36.8 million to investors that included one of our directors, several entities affiliated with our directors and other significant shareholders. The following table sets forth the number of shares of Series D redeemable convertible preferred stock sold to such persons or entities:

Investor	Number of Shares of Series D Redeemable Convertible Preferred Stock Acquired	Aggregate Purchase Price
Entities affiliated with VNI Investors	2,125,000	$8,500,000
Johnson & Johnson Development Corporation	1,250,000	5,000,000
Entities affiliated with Canaan Partners	1,240,936	4,963,744
Entities affiliated with Domain Associates, LLC	750,000	3,000,000
Entities affiliated with Mayfield Fund	750,000	3,000,000
Channel Medical Partners, L.P.	500,000	2,000,000
D.A. Spencer Family L.P.	10,000	40,000
Seth A. Rudnick, M.D.	7,500	30,000

We sold the Series D and Series E redeemable convertible preferred stock pursuant to preferred stock purchase agreements, under which we made standard representations, warranties, and covenants, and entered into an investors’ rights agreement, under which we provided the purchasers with certain rights. The only rights that survive beyond this offering are registration rights. These shares of our Series D and Series E redeemable convertible preferred stock will convert automatically into an aggregate of 9,191,248 and 4,821,803 shares of common stock, respectively, upon the effectiveness of this offering. See “Description of Capital Stock—Registration Rights.”

Insurance Brokerage Agreement

Woodruff-Sawyer & Co. serves as our insurance broker. In connection with the services rendered in 2005 for the procurement of our directors’ and officers’, and general and product liability insurance policies, we paid Woodruff-Sawyer & Co. a commission of $19,839. Stephen R. Sawyer is a partial owner of Woodruff-Sawyer & Co. and the brother of Ms. Hutton, one of our directors. Ms. Hutton has no financial ownership or interest in Woodruff-Sawyer & Co. and did not participate in the selection of Woodruff-Sawyer & Co. as our insurance broker.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of January 31, 2006, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our current directors and proposed directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal shareholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Unless otherwise indicated, we deem shares of common stock subject to options and warrants that are exercisable within 60 days of January 31, 2006 to be outstanding and beneficially owned by the person holding the options and warrants for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

The percentage of shares beneficially owned before the offering is based on 25,593,721 shares of our common stock outstanding as of January 31, 2006, assuming conversion of all outstanding shares of our redeemable convertible preferred stock, but assuming no exercise of outstanding warrant or options. The percentage of shares beneficially owned after the offering is based on              shares of common stock outstanding after the closing of the offering.

Unless otherwise indicated, the address for each of the beneficial owners in the table below is c/o Northstar Neuroscience, Inc., 2401 Fourth Avenue, Suite 300, Seattle, WA 98121.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent
		Before Offering	After Offering
5% Shareholders
Entities affiliated with Mayfield Fund (2) 2800 Sand Hill Road, Suite 250 Menlo Park, CA 94025	5,251,585	20.5%	%
Boston Scientific Corporation One Boston Scientific Place Mailstop C-3 Natick, MA 01760	4,821,803	18.8
Entities affiliated with Domain Associates, LLC (3) One Palmer Square Princeton, NJ 08542	3,164,129	12.4
Entities affiliated with Canaan Partners (4) 105 Rowayton Drive Rowayton, CT 06853	2,233,686	8.7
Entities affiliated with VNI Investors (5) c/o AEA Investors Inc. 65 East 55th Street New York, NY 10022	2,125,000	8.3

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent
		Before Offering	After Offering
Directors and Named Executive Officers
Jesse I. Treu, Ph.D. (6)	3,164,129	12.4
Alan J. Levy, Ph.D. (7)	1,302,276	5.0
Carol D. Winslow (8)	500,000	2.0
Lori J. Glastetter (9)	492,474	1.9
John S. Bowers Jr. (10)	249,524	1.0
Bradford E. Gliner (11)	216,962	*
Nawzer Mehta, Ph.D. (12)	180,000	*
Dale A. Spencer (13)	111,000	*
Wende S. Hutton (14)	15,000	*
Seth A. Rudnick, M.D. (15)	13,500	*
Susan K. Barnes (16)	0	*
Albert J. Graf (17)	0	*
Robert E. McNamara (17)	0	*
All directors and executive officers as a group (16 persons) (18)	6,526,049	24.2

*	Less than one percent (1%).
(1)	Includes shares of common stock subject to a right of repurchase within 60 days of January 31, 2006 and shares issuable pursuant to options and warrants exercisable within 60 days of January 31, 2006.
(2)	Consists of 180,048 shares held by Mayfield Associates Fund IV, L.P., 502,659 shares held by Mayfield Principals Fund, L.L.C., 3,916,378 shares held by Mayfield X, L.P. and 652,500 shares held by Mayfield X Annex, L.P. Mayfield X Management, L.L.C. (“X Management”) (whose Managing Directors are: Yogen K. Dalal; Kevin A. Fong; A. Grant Heidrich, III; David J. Ladd; Allen L. Morgan; William D. Unger; Wendell G. Van Auken, III and Robert T. Vasan) is the sole general partner of Mayfield X, L.P. and sole managing director of Mayfield Principals Fund, L.L.C. Mayfield X Annex Management L.L.C. (“X Annex Management”) (whose Managing Directors are: Yogen K. Dalal; Kevin A. Fong; A. Grant Heidrich, III; David J. Ladd; Allen L. Morgan; William D. Unger; Wendell G. Van Auken, III and Robert T. Vasan) is the sole general partner of Mayfield X Annex, L.P. Mayfield IX Management, L.L.C. (“IX Management”) (whose Managing Directors are: Yogen K. Dalal; Kevin A. Fong; A. Grant Heidrich, III; F. Gibson Myers, Jr.; William D. Unger and Wendell G. Van Auken, III) is the sole general partner of Mayfield Associates Fund IV, L.P. The individual Managing Directors of X Management, X Annex Management and IX Management may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by X Management, X Annex Management, IX Management, Mayfield X, L.P., Mayfield X Annex, L.P., Mayfield Associates Fund IV, L.P. and Mayfield Principals Fund, L.L.C., but disclaim such beneficial ownership except to the extent of their pecuniary interest therein.
(3)	Consists of 5,000 shares held by Domain Associates, L.L.C., 3,102,750 shares held by Domain Partners IV, L.P. and 56,379 shares held by DP IV Associates, L.P. (“Domain”). With regard to the shares held by Domain Associates, L.L.C., the managing members (who are: James Blair; Brian Dovey; Brian Halak; Robert More; Kathleen K. Schoemaker; Jesse I. Treu and Nicole Vitullo) share voting and investment discretion with respect to these shares. With regard to the shares held by Domain Partners IV, L.P. and DP IV Associates, L.P., the managing members of One Palmer Square Associates IV, L.L.C. (who are: James Blair; Brian Dovey; Kathleen K. Schoemaker and Jesse I. Treu), the general partner, possess shared investment discretion.
(4)	Consists of 1,463,065 shares held by Canaan Equity II L.P. (“CEII”), 654,470 shares held by Canaan Equity II L.P. (QP) (“CEIIQP”) and 116,151 shares held by Canaan Equity II Entrepreneurs LLC (“Entre”). Canaan Equity Partners II LLC (whose managers are: John V. Balen; James C. Furnivall; Stephen L. Green; Deepak Kamra; Gregory Kopchinsky; Guy M. Russo and Eric A. Young) is the sole general partner of CEII and CEIIQP and the sole manager of Entre and possesses sole investment discretion.

(5)	Consists of 260,257 shares held by VNI Investors I LLC and 1,864,743 shares held by VNI Investors II LLC (“VNI”). VNI Investors Inc. is the general partner of the managing member of each of the VNI entities and possesses sole investment discretion.
(6)	Includes 3,164,129 shares held by Domain, of which Dr. Treu, as a managing member of the general partner, with regard to Domain Partners IV, L.P. and DP IV Associates, L.P., and as a managing member of Domain Associates, L.L.C., has shared voting and dispositive power, 2,500 shares of which are subject to repurchase by us within 60 days after January 31, 2006. Dr. Treu disclaims beneficial ownership of the shares held by Domain except to the extent of his pecuniary interest in these entities.
(7)	Includes 342,588 shares issuable upon the exercise of stock options, 36,259 of which, if exercised, are subject to repurchase by us within 60 days after January 31, 2006.
(8)	Includes 500,000 shares held by Channel Medical Partners, L.P., of which Ms. Winslow, as a limited and general partner, possesses shared voting and dispositive power. Ms. Winslow disclaims beneficial ownership of the shares held by Channel Medical Partners, L.P. except to the extent of her pecuniary interest in this entity.
(9)	Includes 127,820 shares issuable upon the exercise of stock options, 23,330 of which, if exercised, are subject to repurchase by us within 60 days after January 31, 2006.
(10)	Includes 249,524 shares issuable upon the exercise of stock options, 115,003 of which, if exercised, are subject to repurchase by us within 60 days after January 31, 2006.
(11)	Includes 164,337 shares issuable upon the exercise of stock options, 57,457 of which, if exercised, are subject to repurchase by us within 60 days after January 31, 2006.
(12)	Includes 180,000 shares issuable upon the exercise of stock options, 123,752 of which, if exercised, are subject to repurchase by us within 60 days after January 31, 2006.
(13)	Includes 101,000 shares held by the D.A. Spencer Family L.P., of which Mr. Spencer has sole voting and dispositive power. Mr. Spencer disclaims beneficial ownership of the shares held by the D.A. Spencer Family L.P., except to the extent of his pecuniary interest in this entity.
(14)	Includes options to purchase 2,500 shares of our common stock, 2,500 of which would, if they had been exercised, be subject to our right of repurchase within 60 days after January 31, 2006.
(15)	Includes 7,500 shares held by Dr. Rudnick with his spouse. Dr. Rudnick will resign as a director immediately prior to the closing of this offering.
(16)	Ms. Barnes became a director of Northstar on February 2, 2006.
(17)	Messrs. Graf and McNamara will become directors of Northstar upon the closing of this offering.
(18)	Shares beneficially owned by all executive officers and directors as a group, including Messrs. Graf and McNamara, who will become directors of Northstar upon the closing of this offering, described in notes (6) through (17) above, and 180,252 shares issuable to Raymond N. Calvert upon the exercise of options exercisable within 60 days after January 31, 2006, 50,000 shares issuable to Matthew J. Gani upon the exercise of options exercisable within 60 days after January 31, 2006, and 50,932 shares issuable to John M. Ray upon the exercise of options exercisable within 60 days after January 31, 2006. Of the 281,184 shares issuable to Mr. Calvert, Mr. Gani and Mr. Ray in the aggregate, 124,182 would, if they had been exercised, be subject to our right of repurchase within 60 days after January 31, 2006.

DESCRIPTION OF CAPITAL STOCK

Upon the effectiveness of this offering and the filing of our amended and restated articles of incorporation with the Washington Secretary of State, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of January 31, 2006, 25,593,721 shares of our common stock were outstanding and held of record by 97 shareholders. This amount assumes the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, which will occur immediately prior to the effectiveness of this offering. In addition, as of January 31, 2006, 2,339,958 shares of our common stock were subject to outstanding options and 339,645 shares of our common stock were subject to outstanding warrants. Upon the closing of this offering,              shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.

Each share of our common stock entitles its holder to one vote on all matters to be voted on by our shareholders and there are no cumulative voting rights. Subject to preferences to which holders of our outstanding redeemable convertible preferred stock may be entitled, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up our business, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any of our outstanding redeemable convertible preferred stock. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The shares of our common stock to be issued upon the closing of this offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

After the offering, our board of directors will have the authority, without further action by our shareholders, to issue up to 5,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the number of shares constituting any series and the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, and sinking fund terms. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of January 31, 2006, the following warrants were outstanding:

•	Warrant to purchase an aggregate of 25,000 shares of our common stock at an exercise price of $0.80 per share. This warrant will terminate if not exercised prior to the closing of this offering.

•	Warrant to purchase an aggregate of 105,000 shares of our common stock at an exercise price of $4.00 per share. This warrant may be exercised at any time prior to April 7, 2007.

•	Warrants to purchase an aggregate of up to 209,645 shares of our common stock, assuming full draw down of the credit facility with Oxford Finance Corporation and Horizon Technology Funding Company LLC, at an exercise price of $4.77 per share. These warrants may be exercised at any time prior to December 30, 2015.

Each warrant contains a net exercise provision and provides for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

We, the holders of our redeemable convertible preferred stock and certain holders of warrants to purchase our common stock entered into an investors’ rights agreement, which conveys registration rights to each holder, who in the aggregate hold or possess the right to obtain 22,693,410 shares of our common stock. If at any time following the completion of this offering we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, all holders under the agreement will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include their shares of our common stock in the registration. In addition, at any time after we become eligible to file a registration statement on Form S-3, the holder of these shares may require us, on not more than two occasions in any twelve-month period, to file a Form S-3 registration statement covering their shares of our common stock. Commencing six months after the effective date of this offering, all holders under the agreement, with the exception of the warrant holders, will have the right, subject to certain limitations, to require us to file a registration statement under the Securities Act in order to register shares of their common stock.

All of these registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in a registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. All registration rights terminate on the earlier of seven years after the closing of this offering, or, with respect to an individual holder, such time as Rule 144 or another similar exemption under the Security Act is available for the sale of all of such holder’s shares during a three-month period without registration.

Anti-Takeover Provisions

Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a “target corporation” from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless the transaction or acquisition of shares is approved by a majority of the disinterested members of the target corporation’s board of directors prior to the time of acquisition. “Significant business transactions” include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	a termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Articles of Incorporation and Bylaw Provisions

Upon the completion of this offering, our articles of incorporation and bylaws will include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in his or her best interest. These provisions include the following:

•	our board can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our articles of incorporation provide for a classified board of directors;

•	our articles of incorporation and bylaws provide that our board of directors may only be removed for cause by the affirmative vote of our shareholders;

•	our bylaws limit who may call a special meeting of shareholders to our board of directors, chairman of the board, or president;

•	our bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing;

•	our bylaws specify requirements as to the form and content of a shareholder’s notice;

•	our bylaws provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•	our bylaws provides that our board of directors may fix the number of directors by resolution;

•	our articles of incorporation provide that all shareholder actions must be effected at a duly called meeting of shareholders and not by written consent; and

•	our articles of incorporation do not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our stock to elect any directors to our board.

Transfer Agent and Registrar

Registrar and Transfer Company has been appointed as the transfer agent and registrar for our common stock.

Listing

We have applied for the quotation of our common stock on the Nasdaq National Market under the trading symbol “NSTR.”

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, other than a partnership treated as foreign under the United States treasury regulations;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

An individual may, in certain cases, be treated as a resident of the United States, rather than a nonresident, among other ways, by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to United States federal income tax as if they were United States citizens.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-United States holders will acquire our common stock pursuant to this offering and will hold our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currency, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not consider the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for United States federal income tax purposes. This discussion does not address any United States federal gift tax consequences, or state or local or non-United States tax consequences. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the United States federal income and estate tax laws to their particular situations and the consequences under United States federal gift tax laws, as well as foreign, state, and local laws and tax treaties.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

The gross amount of any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive a reduced treaty rate, prior to the payment of a dividend a non-United States holder must provide us with a properly completed IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (or dividends attributable to a non-United States holder’s permanent establishment in the United States if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend a non-United States holder must provide us with a properly completed IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment), although not subject to withholding tax, are subject to United States federal income tax at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (or dividends attributable to a corporate non-United States holder’s permanent establishment in the United States if an income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).

A non-United States holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if an income tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

•	the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we are not likely to become, a “United States real property holding corporation” for United States federal income tax purposes.

If we were to become a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market and continues to be traded, a non-United States holder would be subject to United States federal income tax on any gain from the sale, exchange or other disposition of shares of our common stock, by reason of such United States real property holding corporation status, only if such non-United States holder actually or constructively owned, more than 5% of our common stock during the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-United States holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to additional information reporting and backup withholding (currently at a rate of 28%). Backup withholding will not apply if the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of United States federal income tax, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Tax

If an individual non-United States holder is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock then the value thereof will be included in his or her gross estate for United States federal estate tax purposes, and such individual’s estate may be subject to United States federal estate tax unless an applicable estate tax or other treaty provides otherwise.

The foregoing discussion of United States federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-United States holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-United States tax consequences of the ownership and disposition of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding as of January 31, 2006, upon the closing of this offering,              shares of common stock will be outstanding, assuming that no outstanding options are exercised prior to the closing of this offering, and that 25,000 shares of common stock are issued upon the exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering. Of these outstanding shares, the              shares sold in this offering, assuming no exercise of the underwriters’ over-allotment option, will be freely transferable without restriction or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined under Rule 144 under the Securities Act.

The remaining 25,618,721 shares of common stock that will be outstanding upon the closing of this offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public markets only if registered or if they qualify for an exemption from registration, including by reason of Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. These remaining shares will be eligible for sale in the public market as follows:

•	5,529,513 shares of common stock will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•	20,089,208 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules.

The above table does not take into consideration the effect of the lock-up agreements described below.

Additionally, of the 2,339,958 shares of common stock issuable upon exercise of options outstanding as of January 31, 2006, approximately                  shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired from us in connection with a qualified compensatory plan or other written agreement may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of January 31, 2006, options to purchase a total of 2,339,958 shares of common stock were outstanding, of which 1,625,074 were vested. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2006 Performance Incentive Plan and Amended and Restated 1999 Stock Option Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Prior to the effectiveness of the offering, our officers and directors and holders of substantially all of our outstanding securities will have agreed, subject to customary exceptions, not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Citigroup Global Markets Inc. and Cowen & Co., LLC for a period of 180 days after the date of this prospectus. The lock-up agreements signed by our security holders generally permit them, among other customary exceptions, to make bona fide gifts, to transfer securities to trusts for their or their immediate family’s benefit, to transfer securities by will or under the laws of descent or to a former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement and, if the security holder is a partnership, limited liability company or corporation, to transfer securities to its partners, members or shareholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the 180 days. Citigroup Global Markets Inc. and Cowen & Co., LLC, may, in their sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us.

UNDERWRITING

Citigroup Global Markets Inc. and Cowen & Co., LLC are acting as joint bookrunning managers of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Cowen & Co., LLC
First Albany Capital Inc.
Leerink Swann & Co.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The underwriters have advised us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and holders of substantially all of our shares and options to purchase our shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions.

Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied for the quotation of our common stock on The Nasdaq National Market under the symbol “NSTR.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No exercise	Full exercise
Per share	$	$
Total	$	$

In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering, paid and payable by us, not including the underwriting discounts and commissions, will be $             million.

Other than in connection with this offering, the underwriters have not performed investment banking and advisory services for us.

A prospectus in electronic format may be made available by one or more of the underwriters. The underwriters may agree to allocate a number of shares for sale to their online brokerage account holders. The underwriters may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of our common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of our common stock have not authorized and do not authorize the making of any offer of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of our common stock as contemplated in this prospectus. Accordingly, no purchaser of our common stock, other than the underwriters, is authorized to make any further offer of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. Our common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

Our common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP. Dewey Ballantine LLP, is counsel for the underwriters in connection with this offering. As of the date of this prospectus, an investment entity affiliated with DLA Piper Rudnick Gray Cary US LLP, in which certain attorneys of DLA Piper Rudnick Gray Cary US LLP have an interest, owns an aggregate of 12,500 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 and for the period from inception (May 18, 1999) to December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the closing of this offering, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to provide our shareholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Northstar Neuroscience, Inc.

We have audited the accompanying balance sheets of Northstar Neuroscience, Inc. (a development stage company) as of December 31, 2004 and 2005, and the related statements of operations, redeemable convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005, and the period from inception (May 18, 1999) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting on a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northstar Neuroscience, Inc. at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, and the period from inception (May 18, 1999) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

February 23, 2006

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

BALANCE SHEETS

	December 31,		Pro Forma Shareholders’ Equity at December 31, 2005
	2004	2005
			(unaudited) (Note 1)
Assets
Current assets:
Cash and cash equivalents	$5,792,604	$10,765,386
Securities available-for-sale	16,844,450	9,422,016
Other current assets	528,699	326,932

Total current assets	23,165,753	20,514,334
Property and equipment, net	1,068,184	934,997
Securities available-for-sale	4,620,975	—
Other assets and deferred costs	92,870	295,445

Total assets	$28,947,782	$21,744,776

Liabilities, Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$532,329	$340,757
Accrued liabilities	1,091,988	1,199,692
Deferred rent and sublease loss accrual, current portion	220,753	332,625
Deferred gain	681,932	—
Long-term debt, current portion	—	1,230,493
Warrant to purchase Series E redeemable convertible preferred stock	—	1,090,000

Total current liabilities	2,527,002	4,193,567
Deferred rent and sublease loss accrual, less current portion	634,700	843,988
Long-term debt, less current portion	—	4,581,175
Redeemable convertible preferred stock:
Issued and outstanding—22,413,765 shares; aggregate liquidation preference of $80,514,991 in 2004 and 2005 (none pro forma)	94,207,106	99,859,534	$—
Commitments and contingencies
Shareholders’ equity (deficit):
Preferred stock, $.001 par value; Authorized shares—22,658,409 (5,000,000 pro forma)	—	—	—
Common stock, $.001 par value; Authorized shares—35,000,000 (100,000,000 pro forma)	—	—	—
Issued and outstanding shares—2,844,527 and 3,136,662 in 2004 and 2005, respectively (25,550,427 pro forma)	2,845	3,137	25,550
Additional paid-in capital	(13,546,899)	(17,737,792)	83,189,329
Deferred stock-based compensation	(32,372)	(653,286)	(653,286)
Deficit accumulated during the development stage	(54,747,611)	(69,322,095)	(69,322,095)
Accumulated other comprehensive loss	(96,989)	(23,452)	(23,452)

Total shareholders’ equity (deficit)	(68,421,026)	(87,733,488)	$13,216,046

Total liabilities, redeemable convertible preferred stock and shareholders’ equity (deficit)	$28,947,782	$21,744,776

See accompanying notes.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended December 31,			Period from Inception (May 18, 1999) to December 31, 2005
	2003	2004	2005
Revenue	$315,728	$—	$—	$463,483
Cost of goods sold	366,235	—	—	956,399

Gross margin	(50,507)	—	—	(492,916)
Operating expenses:
Research and development	8,703,173	12,367,358	11,763,333	47,064,075
Selling, general and administrative	6,127,770	3,126,591	3,256,954	25,625,511
Severance	649,929	—	—	649,929
Loss on subleases	—	—	794,305	1,638,454

Total operating expenses	15,480,872	15,493,949	15,814,592	74,977,969

Operating loss	(15,531,379)	(15,493,949)	(15,814,592)	(75,470,885)
Interest income	398,406	446,420	558,176	2,876,428
Amortization of gain on sale of PNT assets	953,793	1,636,637	681,932	3,272,362

Net loss	(14,179,180)	(13,410,892)	(14,574,484)	(69,322,095)
Preferred stock accretion	(3,748,740)	(4,979,363)	(5,652,428)	(19,344,543)

Net loss applicable to common shareholders	$(17,927,920)	$(18,390,255)	$(20,226,912)	$(88,666,638)

Basic and diluted net loss per share applicable to common shareholders	$(7.50)	$(6.91)	$(7.02)

Shares used in computation of basic and diluted net loss applicable to common shareholders	2,390,232	2,662,964	2,881,755

Pro forma basic and diluted net loss per share (unaudited)			$(0.58)

Pro forma shares used in computation of basic and diluted net loss per share (unaudited)			25,295,520

See accompanying notes.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Deficit Accumulated During Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of common stock to founders and employees for services, technology and cash of $0.00 to $0.01 per share	—	$—	2,218,750	$2,219	$186,117	$(162,500)	$—	$—	$25,836
Exercise of stock options at various times during the year for cash of $0.01 per share	—	—	41,000	41	410	—	—	—	451
Non-employee stock-based compensation	—	—	—	—	1,623	—	—	—	1,623
Amortization of deferred stock-based compensation	—	—	—	—	—	27,559	—	—	27,559
Issuance of Series A redeemable convertible preferred stock for cash of $1.00 per share (June)	3,050,000	3,050,000	—	—	—	—	—	—	—
Preferred stock offering costs	—	—	—	—	(15,619)	—	—	—	(15,619)
Preferred stock accretion	—	94,759	—	—	(94,759)	—	—	—	(94,759)
Net loss	—	—	—	—	—	—	(1,237,385)	—	(1,237,385)

Balance at December 31, 1999	3,050,000	3,144,759	2,259,750	2,260	77,772	(134,941)	(1,237,385)	—	(1,292,294)
Repurchase of common stock at various times during the year from terminated employees for cash of $0.01 per share	—	—	(177,083)	(177)	(12,445)	10,851	—	—	(1,771)
Exercise of stock options at various times during the year for cash of $0.10 to $0.28 per share	—	—	240,663	240	32,161	—	—	—	32,401
Non-employee stock-based compensation	—	—	—	—	7,962	—	—	—	7,962
Amortization of deferred stock-based compensation	—	—	—	—	—	79,928	—	—	79,928
Issuance of Series B redeemable convertible preferred stock for cash of $2.80 per share (February)	3,085,714	8,639,999	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock for cash of $4.00 per share (December)	1,750,000	7,000,000	—	—	—	—	—	—	—
Preferred stock offering costs	—	—	—	—	(30,549)	—	—	—	(30,549)
Preferred stock accretion	—	663,004	—	—	(663,004)	—	—	—	(663,004)
Net loss	—	—	—	—	—	—	(4,930,033)	—	(4,930,033)

Balance at December 31, 2000	7,885,714	19,447,762	2,323,330	2,323	(588,103)	(44,162)	(6,167,418)	—	(6,797,360)
Repurchase of common stock at various times during the year from terminated employees for cash of $0.10 to $0.28 per share	—	—	(40,250)	(40)	(3,220)	—	—	—	(3,260)
Exercise of stock options at various times during the year for cash of $0.10 to $0.40 per share	—	—	23,850	24	2,931	—	—	—	2,955
Non-employee stock-based compensation	—	—	—	—	120,740	—	—	—	120,740
Amortization of deferred stock-based compensation	—	—	—	—	—	27,214	—	—	27,214
Issuance of Series C redeemable convertible preferred stock for cash of $4.00 per share (April)	515,000	2,060,000	—	—	—	—	—	—	—
Preferred stock offering costs	—	—	—	—	(6,480)	—	—	—	(6,480)
Preferred stock accretion	—	1,249,832	—	—	(1,249,832)	—	—	—	(1,249,832)
Unrealized gain on securities available-for-sale	—	—	—	—	—	—	—	3,174	3,174
Net loss	—	—	—	—	—	—	(7,803,259)	—	(7,803,259)

Comprehensive income									(7,800,085)

Balance at December 31, 2001	8,400,714	22,757,594	2,306,930	2,307	(1,723,964)	(16,948)	(13,970,677)	3,174	(15,706,108)
Exercise of stock options at various times during the year for cash of $0.10 to $0.80 per share	—	—	126,155	126	50,180	—	—	—	50,306
Non-employee stock-based compensation	—	—	—	—	73,652	—	—	—	73,652
Amortization of deferred stock-based compensation	—	—	—	—	—	13,368	—	—	13,368
Issuance of Series D redeemable convertible preferred stock for cash of $4.00 per share (April/May)	9,191,248	36,764,992	—	—	—	—	—	—	—
Preferred stock offering costs	—	—	—	—	(611,946)	—	—	—	(611,946)
Preferred stock accretion	—	2,956,417	—	—	(2,956,417)	—	—	—	(2,956,417)
Unrealized gain on securities available-for-sale	—	—	—	—	—	—	—	33,776	33,776
Net loss	—	—	—	—	—	—	(13,186,862)	—	(13,186,862)

Comprehensive loss									(13,153,086)

Balance at December 31, 2002	17,591,962	$62,479,003	2,433,085	$2,433	$(5,168,495)	$(3,580)	$(27,157,539)	$36,950	$(32,290,231)

See accompanying notes.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)—(Continued)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Deficit Accumulated During Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2002 (continued)	17,591,962	$62,479,003	2,433,085	$2,433	$(5,168,495)	$(3,580)	$(27,157,539)	$36,950	$(32,290,231)
Repurchase of common stock at various times during the year from terminated employees for cash of $0.28 to $0.80 per share	—	—	(10,730)	(11)	(5,940)	—	—	—	(5,951)
Exercise of stock options at various times during the year for cash of $0.10 to $0.80 per share	—	—	152,681	153	64,206	—	—	—	64,359
Non-employee stock-based compensation	—	—	—	—	54,447	—	—	—	54,447
Employee stock-based compensation	—	—	—	—	78,000	—	—	—	78,000
Deferred stock-based compensation	—	—	—	—	35,789	(35,789)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	9,309	—	—	9,309
Preferred stock accretion	—	3,748,740	—	—	(3,748,740)	—	—	—	(3,748,740)
Unrealized loss on securities available-for-sale	—	—	—	—	—	—	—	(42,673)	(42,673)
Net loss	—	—	—	—	—	—	(14,179,180)	—	(14,179,180)

Comprehensive loss									(14,221,853)

Balance at December 31, 2003	17,591,962	66,227,743	2,575,036	2,575	(8,690,733)	(30,060)	(41,336,719)	(5,723)	(50,060,660)
Exercise of stock options at various times during the year for cash of $0.10 to $0.80 per share	—	—	269,491	270	114,478	—	—	—	114,748
Non-cash issuance of common stock warrants at fair value as consideration for a technology licensing agreement	—	—	—	—	15,155	—	—	—	15,155
Non-employee stock-based compensation	—	—	—	—	30,058	—	—	—	30,058
Deferred stock-based compensation	—	—	—	—	24,355	(24,355)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	22,043	—	—	22,043
Issuance of Series E redeemable convertible preferred stock for cash of $4.77 per share (April)	4,821,803	23,000,000	—	—	—	—	—	—	—
Preferred stock offering costs	—	—	—	—	(60,849)	—	—	—	(60,849)
Preferred stock accretion	—	4,979,363	—	—	(4,979,363)	—	—	—	(4,979,363)
Unrealized loss on securities available-for-sale	—	—	—	—	—	—	—	(91,266)	(91,266)
Net loss	—	—	—	—	—	—	(13,410,892)	—	(13,410,892)

Comprehensive loss									(13,502,158)

Balance at December 31, 2004	22,413,765	94,207,106	2,844,527	2,845	(13,546,899)	(32,372)	(54,747,611)	(96,989)	(68,421,026)
Repurchase of common stock at various times during the year from terminated employees for cash of $0.60 to $0.80 per share	—	—	(10,167)	(10)	(6,840)	—	—	—	(6,850)
Exercise of stock options at various times during the year for cash of $0.10 to $1.50 per share	—	—	302,302	302	175,321	—	—	—	175,623
Non-employee stock-based compensation	—	—	—	—	107,952	—	—	—	107,952
Deferred stock-based compensation	—	—	—	—	1,185,102	(1,185,102)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	564,188	—	—	564,188
Preferred stock accretion	—	5,652,428	—	—	(5,652,428)	—	—	—	(5,652,428)
Unrealized gain on securities available-for-sale	—	—	—	—	—	—	—	73,537	73,537
Net loss	—	—	—	—	—	—	(14,574,484)	—	(14,574,484)

Comprehensive loss									(14,500,947)

Balance at December 31, 2005	22,413,765	$99,859,534	3,136,662	$3,137	$(17,737,792)	$(653,286)	$(69,322,095)	$(23,452)	$(87,733,488)

See accompanying notes.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Period from Inception (May 18, 1999) to December 31, 2005
	2003	2004	2005
Operating activities
Net loss	$(14,179,180)	$(13,410,892)	$(14,574,484)	$(69,322,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	360,223	303,607	271,642	1,559,049
Loss on disposal of equipment	—	—	—	22,899
Lease incentive	—	—	—	901,650
Non-employee stock-based compensation	54,447	30,058	107,952	396,433
Employee stock-based compensation	87,309	22,043	564,188	821,609
Amortization of premium on securities	254,278	755,387	371,258	1,380,923
Amortization of gain on sale of PNT assets	(953,793)	(1,636,637)	(681,932)	(3,272,362)
Sale of PNT operating assets	(824,320)	—	—	(824,320)
Issuance of warrant to non-employee	—	15,155	—	15,155
Changes in operating assets and liabilities:
Accounts receivable	75,930	—	—	—
Inventory	645,970	—	—	—
Other assets	961,282	411	(808)	(622,377)
Accounts payable and accrued liabilities	(405,070)	185,869	(83,868)	1,540,449
Deferred rent and sublease loss accrual	(382,042)	(175,632)	321,160	274,963
Other liabilities	(128,294)	—	—	—

Net cash used in operating activities	(14,433,260)	(13,910,631)	(13,704,892)	(67,128,024)

Investing activities
Purchases of property and equipment	(226,604)	(75,163)	(138,455)	(3,134,493)
Proceeds from sale of PNT assets	4,750,000	—	—	4,750,000
Purchases of securities available-for-sale	(20,788,020)	(31,298,257)	(13,940,316)	(106,640,090)
Maturities of securities available-for-sale	28,755,722	23,187,574	25,686,004	95,813,699

Net cash provided by (used in) investing activities	12,491,098	(8,185,846)	11,607,233	(9,210,884)

Financing activities
Net proceeds from sale of redeemable convertible preferred stock	—	22,939,151	—	79,789,549
Proceeds from exercise of stock options	64,359	114,748	175,623	466,679
Repurchase of common stock	(5,951)	—	(6,850)	(17,832)
Proceeds from issuance of debt, net of offering costs	—	—	5,811,668	5,811,668
Issuance of warrants	—	—	1,090,000	1,090,000
Principal payments on capital lease obligations	—	—	—	(35,770)

Net cash provided by financing activities	58,408	23,053,899	7,070,441	87,104,294

Net increase (decrease) in cash and cash equivalents	(1,883,754)	957,422	4,972,782	10,765,386
Cash and cash equivalents at beginning of period	6,718,936	4,835,182	5,792,604	—

Cash and cash equivalents at end of period	$4,835,182	$5,792,604	$10,765,386	$10,765,386

Supplemental schedule of non-cash activities
Preferred stock accretion	$3,748,740	$4,979,363	$5,652,428	$19,344,543
Deferred stock-based compensation	$35,789	$24,355	$1,185,102	$1,396,895
Assets acquired under capital leases	$—	$—	$—	$35,770

See accompanying notes.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Business

Northstar Neuroscience, Inc. (Company) is a medical device company focused on developing and commercializing novel neurostimulation therapies for a broad range of neurological diseases and disorders. The Company incorporated in the state of Washington on May 18, 1999 as Vertis Neuroscience, Inc. Since inception, substantially all resources have been devoted to the development and commercialization of medical technologies utilizing electrical stimulation to treat neurological diseases and disorders. The Company operates out of one facility in Seattle, Washington.

Until May 2003, the Company sold a commercial product, PNT, a minimally invasive therapy for lumbar and cervical spinal pain. In May 2003, the Company sold its PNT assets. In conjunction with the sale of PNT, the Company changed its name from Vertis Neuroscience, Inc. to Northstar Neuroscience, Inc.

The Company continues to report as a development stage company, since planned principal operations have not commenced and the revenue generated from commercialization of PNT did not constitute significant and sustained revenue.

Liquidity

The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2005, the Company had $20.2 million of cash, cash equivalents and securities available-for-sale and a deficit accumulated during the development stage of $69.3 million. Management believes that currently available cash, cash equivalents and securities available-for-sale, together with existing financing agreements, would provide sufficient funds to enable the Company to meet its obligations through at least December 31, 2006. Management plans to continue to finance the Company’s operations with a combination of equity issuances, debt arrangements and, in the longer term, product sales. If adequate funds are not available, the Company may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.

Cash and Cash Equivalents

All money market accounts, commercial paper, and investment securities maturing within three months of the date of purchase are considered cash equivalents. Included in cash and cash equivalents at December 31, 2004 and 2005 is a $10,000 restricted cash balance securing corporate credit card activity.

Securities Available-for-Sale

The Company invests in debt securities as part of its cash management program. The primary investment objectives are conservation of capital and maintenance of liquidity. Classification of debt securities is determined at the time of purchase and is re-evaluated as of each balance sheet date. Investments in securities that mature or are expected to be liquidated in less than one year are classified as short-term. At December 31, 2005, all securities available-for-sale mature during 2006.

Securities available-for-sale are reported at fair value, with the unrealized gains and losses reported as a separate component of shareholders’ equity (deficit). Amortization, accretion, interest and dividends, and

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

realized gains and losses are included in interest income. The cost of securities sold is determined using the specific-identification method.

Securities available-for-sale are considered impaired when a decline in fair value is deemed to be other than temporary. The Company periodically reviews its securities held for potential impairment. If cost exceeds fair value, the Company considers, among other factors, the duration and extent to which cost exceeds fair value, the financial strength of the issuer, and its intent and ability to hold the investment. Once a decline in value is deemed to be other than temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Concentration of Credit Risk and Certain Other Risks

The Company is subject to concentration of credit risk, primarily from its investments. Credit risk for investments is managed by purchase of investment grade securities, A1/P1 or better for money market and debt instruments, and diversification of the investment portfolio among issuers and maturities.

Refer to Note 13 for discussion of certain risks regarding manufacturing suppliers.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents and accounts payable approximate their fair values due to the short-term maturity of these financial instruments. Based on borrowing rates currently available to the Company, the carrying value of the Company’s debt obligations approximate fair value.

In conjunction with entering into a debt agreement, as disclosed in Note 5, the Company has issued warrant instruments to purchase shares of it Series E redeemable convertible preferred stock that are considered liabilities pursuant to Statement of Financial Accounting Standards (SFAS) No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The warrants are reported at fair value and any changes in fair value are reflected in the statement of operations during the period of the change in value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on furniture, fixtures, equipment, and software is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the useful life or the underlying lease term. Amortization expense related to leasehold improvements is included in depreciation expense.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset is not recoverable.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

For long-lived assets used in operations, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted cash flows. Impairment losses are measured based on the difference between the carrying amount and estimated fair value. No impairment losses have been recognized to date.

Financing Costs

Financing costs are those costs directly incurred in raising funds from investors to finance the Company’s operations. Such costs are deferred until time of closing of the related financing and are charged to shareholders’ equity (deficit). If fund-raising efforts are not successful, such costs are expensed. At December 31, 2005, the Company had deferred $202,575 of financing costs relating to its pending initial public offering (included as other long-term assets).

Revenue Recognition

The Company recognized revenue from the sale of its commercial product, PNT, once delivery occurred, provided that persuasive evidence of an arrangement existed, the price was fixed and determinable, and collectibility was reasonably assured. Delivery was considered to have occurred when title and risk of loss transferred to the customer. The Company recorded revenue from shipping and handling charges as a component of revenue from product sales, with the corresponding costs included with cost of goods sold.

Research and Development Expenses

Research and development expenses include payroll, employee benefits, stock-based compensation, clinical studies performed by third parties, materials and supplies to support ongoing clinical programs, contracted research, product development and related manufacturing of prototype and trial units, consulting arrangements, and other expenses incurred to sustain the Company’s overall research and development programs. Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed at the earlier of when the contracted work has been performed or as nonrefundable upfront payments are made.

Patents

The Company generally applies for patent protection on processes and products. Patent application costs are expensed as incurred, as recoverability of such expenditures is uncertain. Patent costs are classified as a component of selling, general and administrative expenses on the accompanying statements of operations.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances have been established to reduce deferred tax assets to the amounts expected to be realized.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes certain changes in equity that are excluded from net loss. The Company’s accumulated other comprehensive loss represents unrealized losses on securities available-for-sale.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Segments

The Company operates in only one segment. Management uses one measure of profitability and does not segment its business for internal reporting.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44 Accounting for Certain Transactions involving Stock Compensation, in accounting for employee stock options, rather than the alternative fair value accounting allowed by SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense related to employee stock option grants is recognized using the intrinsic value method. Accordingly, the Company does not recognize compensation expense for stock options granted to employees with an exercise price equal to or in excess of the estimated fair value of the stock option at the date of grant.

The Company recognizes compensation expense for options granted to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) consensus Issue 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires valuing the stock options using a Black-Scholes option-pricing model and remeasuring such stock options to the current fair value until the performance date has been reached.

The fair value of common stock for the options granted through December 31, 2005 was determined by the Company’s board of directors in consultation with management. During the year ended December 31, 2005, the Company granted stock options with exercise prices ranging from $0.80 to $1.50. In consideration of the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and a valuation of the Company’s common stock by an independent third party, the Company subsequently-determined that the fair value of its common stock during the period ranged from $0.80 to $5.79. In accordance with APB Opinion No. 25, deferred stock-based compensation of $1,185,102 was recorded during the year ended December 31, 2005. The deferred stock-based compensation is amortized to expense over the related vesting terms of the options. The Company recorded employee stock-based compensation expense of $87,309, $22,043 and $564,188 for the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2005, the expected future amortization expense for deferred stock compensation is as follows:

Years ending December 31:
2006	$414,328
2007	160,290
2008	68,689
2009	9,979

$653,286

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

SFAS No. 123, which has been revised by SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, requires companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. Certain assumptions were used to calculate the pro forma effect of the application of SFAS No. 123. The fair value of the Company’s options was estimated at the date of grant using the minimum value option-pricing model with the following assumptions:

	Year Ended December 31,
	2003	2004	2005
Risk-free interest rate	3.50%	3.65%	3.80%–4.36%
Dividend yield	—	—	—
Weighted-average expected life (in years)	7.00	7.00	6.21

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period using the multiple option approach (graded vesting). The following table illustrates the Company’s net loss if it had accounted for its stock options under the provisions of SFAS No. 123.

	Year Ended December 31,
	2003	2004	2005
Net loss applicable to common shareholders, as reported	$(17,927,920)	$(18,390,255)	$(20,226,912)
Add: stock-based employee compensation expense included in reported net loss	87,309	22,043	564,188
Less: pro forma employee stock-based compensation expense determined under the fair value method	(182,412)	(96,665)	(652,257)

Pro forma net loss applicable to common shareholders	$(18,023,023)	$(18,464,877)	$(20,314,981)

Basic and diluted net loss per share applicable to common shareholders:
As reported	$(7.50)	$(6.91)	$(7.02)

Pro forma	$(7.54)	$(6.93)	$(7.05)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include accruals for clinical trial activities, carrying value of warrant instruments reported as liabilities and the assumptions used in determining stock-based compensation expenses. Actual results could differ from management’s estimates and assumptions.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassification did not materially impact the balance sheets, statements of operations or statements of cash flows.

Unaudited Pro Forma Shareholders’ Equity

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. As of December 31, 2005, if the initial public offering is completed under the

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

terms presently anticipated, all of the Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock outstanding at the time of the offering will convert into 22,413,765 shares of common stock, assuming a one-for-one conversion ratio. In addition, the Series E redeemable convertible preferred stock warrant liability of $1,090,000 would be reclassified to additional paid-in-capital. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the preferred stock and preferred stock warrants, is set forth on the accompanying balance sheets.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment (SFAS No. 123(R)). SFAS No. 123(R) revises SFAS No. 123, supersedes APB No. 25 and amends SFAS No. 95, Cash Flows. SFAS No. 123(R) applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS No. 123(R), the Company will be required to follow a fair value approach using an option pricing model, such as the Black-Scholes option-pricing model, at the date of stock option grant. The deferred compensation amount calculated under the fair value method will then be recognized over the respective vesting period of the stock option.

The Company will adopt the provisions of SFAS No. 123(R) effective January 1, 2006. Due to the Company’s use of the minimum value method for valuing employees’ stock options during prior periods, the Company is required to adopt SFAS No. 123(R) using the prospective method. Pursuant to the prospective method of adoption, the Company will continue to account for options granted before adoption under the current APB No. 25 accounting. All grants issued or modified subsequent to adoption will be accounted for pursuant to SFAS No. 123(R). Since the adoption of SFAS No. 123(R) relates only to future grants or modifications under the prospective method of adoption, the adoption of the new guidance will only impact future periods to the extent the Company grants or modifies options during future periods. As such, the impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted or modified in the future.

In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (FSP 115-1). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as outlined in EITF issue 03-01, The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments. The accounting requirements of FSP 115-1 are effective for us on January 1, 2006 and will not have a material impact on our financial position, results of operations or cash flows.

2.	Securities Available-for-Sale

Securities available-for-sale consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
December 31, 2005: U.S. corporate notes and bonds	$9,445,468	$ —	$(23,452)	$9,422,016

December 31, 2004: U.S. corporate notes and bonds	$21,562,414	$ —	$(96,989)	$21,465,425

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The unrealized losses on the debt securities held are primarily attributable to changes in interest rates and are considered to be temporary in nature. No investment losses have been incurred and no impairment losses have been recorded during the periods presented. As of December 31, 2005, four investments with an aggregate cost basis of $4,776,120, aggregate fair value of $4,755,709, and aggregate unrealized losses of $20,411 have had unrealized losses for greater than twelve months.

All debt securities held as of December 31, 2005 mature in less than one year.

3.	Property and Equipment

Property and equipment consists of the following:

	December 31,
	2004	2005
Office and lab equipment	$827,099	$905,072
Furniture, fixtures, and leasehold improvements	1,139,933	1,174,842
Software	210,403	231,628

	2,177,435	2,311,542
Accumulated depreciation and amortization	(1,109,251)	(1,376,545)

	$1,068,184	$934,997

4.	Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2004	2005
Clinical trial expenses	$720,017	$766,688
Professional services	49,085	152,971
Employee compensation	131,873	162,851
Other	191,013	117,182

	$1,091,988	$1,199,692

5.	Debt

On December 31, 2005, the Company entered into a loan and security agreement (Agreement), pursuant to which the Company may borrow up to $10.0 million. As of December 31, 2005 the Company had borrowed $7.0 million under this facility. The reported amount of the outstanding obligation reflects original issuance discounts of $1,090,000 related to the issuance of detachable warrants and $98,332 of additional discounts, resulting in a net carrying amount of the obligation of $5,811,668. The discounts are amortized to interest expense using the effective yield method. The loan facility provides for an interest-only period ending June 30, 2006, followed by equal monthly payments of principal and interest such that the balance will be fully paid on January 1, 2009. Outstanding principal balances accrue interest at a rate of 12.6% per annum. Due to discounts derived from the issuance of detachable warrants and other discounts, the effective interest rate of the debt is 19.5% per annum.

The Company’s obligations under the Agreement are secured by a first priority security interest in all of the Company’s assets, other than the Company’s intellectual property. The Company has provided a negative pledge

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

against its intellectual property. The Agreement also contains additional affirmative and negative covenants. The $3.0 million of additional credit remains available until June 30, 2006. The annual interest on any future draws under the facility will be equal to 11.5% plus the excess of the one-month LIBOR rate over 3.3%.

Future payments under the Company’s debt arrangements are as follows:

Years ending December 31:
2006	$1,230,493
2007	2,704,482
2008	3,065,025

7,000,000
Less original issue discounts	(1,188,332)
Less current portion	(1,230,493)

$4,581,175

In connection with the Agreement, the Company issued warrants to the lenders to purchase shares of the Company’s Series E redeemable convertible preferred stock. Under the warrants, the lenders can acquire two tranches of shares of stock. The first tranche is determined by dividing $500,000 by the strike price (defined as the lower of (i) $4.77 and (ii) the lowest effective price per share (on a common stock equivalent basis and taking into account any securities issued together with the preferred stock) based on the next qualifying financing transaction, as defined by the Agreement). The second tranche, and any future tranches based on additional draws, is determined by dividing 5% of the amount drawn under the Agreement (5% of $7,000,000 at December 31, 2005, or $350,000) by the strike price. At December 31, 2005, this formula would result in the lenders being able to acquire 178,197 shares of Series E redeemable convertible preferred stock, at $4.77 per share, subject to adjustment as outlined above.

Pursuant to the terms of the warrants, the warrant holders, at their sole discretion, may net exercise the warrants based upon the fair value of the Series E redeemable convertible preferred stock at the date of exercise. The warrants are classified as liabilities on the balance sheet pursuant to SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and related FASB Staff Position 150-5 Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. The warrants will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized as a component of other income (expense).

The warrants are currently exercisable at a strike price of $4.77 per share, which can be adjusted lower as discussed above. Management determined that the fair value of the warrants was $1,090,000 at issuance and at December 31, 2005, based upon a number of factors, including a valuation of the warrant and the capital stock of the Company performed by an independent third party. The fair value of the warrants was estimated by management using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 4.36%; contract term of 10 years; volatility of 60%; and a Series E redeemable convertible preferred stock value of $7.70 per share. The fair value of the warrant is being accounted for as an original issue discount of the debt, and expensed using the effective interest method over the term of the agreement.

6.	Lease Agreements

The Company entered into a non-cancelable operating lease agreement in July 2000 for office and research facilities, and amended the lease in July 2002. The amended lease commenced September 1, 2002, continues through August 2012, and includes two five-year renewal periods (at the Company’s option) at the then-market rate for comparable facilities. In addition, the lease provided for a rent credit of $420,000 to be applied to specified future periods and $901,000 for tenant improvements. In accordance with SFAS No. 13, the rent credit has been factored into the Company’s straight-line rent expense calculation as a reduction of overall lease

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

expense during the term of the lease. The tenant improvement incentive was utilized by the Company prior to occupancy, and has been reflected on the balance sheets both as a leasehold improvement in property and equipment and as deferred rent. The leasehold improvement is being depreciated over the term of the lease, while the deferred rent is being amortized into the Company’s straight-line rent expense as a reduction of overall lease expense during the term of the lease. Rent expense under this lease for the years ended December 31, 2003, 2004, and 2005, was $987,643, $987,643, and $679,527, respectively.

Future minimum lease payments under the Company’s non-cancelable operating leases are as follows:

Years ending December 31:
2006	$1,153,536
2007	1,161,931
2008	1,031,697
2009	1,124,567
2010	1,052,904
Thereafter	1,857,399

$7,382,034

During the year ended December 31, 2002, the Company executed a sublease for a portion of the facilities covered by its July 2000 lease, as amended. The sublease was for a three-year term with sublease payments totaling approximately $636,000. The difference between the sublease proceeds and the lease expense over the term of the sublease, totaling $844,149, was accrued at the commencement of the sublease and recorded as a loss on sublease.

During February 2005, the Company executed an additional sublease for another portion of the facilities covered by its amended lease. The sublease is for a three-year term with sublease payments to be received of $489,000. A loss of $794,305 was recorded at the commencement of the sublease, representing the difference between the sublease proceeds and the lease expense over the term of the sublease. The accrued loss is $526,912 at December 31, 2005 and is reduced monthly as rent is paid.

Total payments received under subleases during 2003, 2004, and 2005 were $163,388, $255,376, and $268,700, respectively.

Future minimum payments to be received under the 2005 sublease agreement are as follows:

Years ending December 31:
2006	$172,500
2007	180,000
2008	45,000

$397,500

7.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 31, 2005, the Company had net operating loss carryforwards of approximately $65,400,000 and research and development tax credits of approximately $1,457,000. These net operating loss carryforwards

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

and R&D tax credits will expire from 2019 to 2025. In accordance with Section 382 of the Internal Revenue Code, a change in ownership of greater than 50% within a three-year period will place an annual limitation on the Company’s ability to utilize its existing net operating loss carryforwards. Due to redeemable convertible preferred stock issuances, the Company may be subject to these annual limitations and, therefore, unable to fully utilize the net operating loss carryforwards and research and development tax credits.

Significant components of the Company’s deferred tax assets and liabilities approximated the following:

	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$18,062,100	$22,238,400
Research and development tax credits	1,141,500	1,457,200
Deferred gain	231,900	—
Book expense in excess of tax	144,800	504,700

Total deferred tax assets	19,580,300	24,200,300
Deferred tax liability:
Tax expense in excess of book	(57,700)	(35,600)

Total deferred tax assets and liabilities	19,522,600	24,164,700
Less valuation allowance	(19,522,600)	(24,164,700)

Net deferred tax assets and liabilities	$—	$—

The Company has recognized a valuation allowance equal to the total deferred tax assets and liabilities due to the uncertainty of realizing the benefits of the assets. The valuation reserve increased by $4,971,600, $4,933,200 and $4,642,100 during the years ended December 31, 2003, 2004 and 2005, respectively, primarily due to the increase in net operating loss carryforwards.

8.	Redeemable Convertible Preferred Stock

Since inception, the Company has issued Series A through E redeemable convertible preferred stock (Preferred Stock). The terms of each series of Preferred Stock are substantially the same, except, as more fully described below, liquidation preferences differ in amount and priority for the different series of Preferred Stock. The holders of Preferred Stock are entitled to receive dividends that are noncumulative, have preference to dividends on common stock, and are payable only when and if declared by the board of directors. As of December 31, 2005, the board of directors had not declared any dividends since inception.

In the event of liquidation, holders of Preferred Stock are entitled to be paid out of the assets of the Company an amount equal to the original amount paid for their Preferred Stock, and all declared and unpaid dividends on such shares, if any. Remaining net assets shall then be distributed to holders of all of the Preferred Stock and common stock as if all shares of Preferred Stock had been converted into common stock at its then-effective conversion price immediately prior to the liquidation. With respect to the order and amount of liquidation preferences to be paid to each series of Preferred Stock, the Series D and E Preferred Stock have liquidation preferences of $4.00 and $4.77 per share, respectively, that are to be paid on a pari passu basis and that are in preference to the Series A, B, and C Preferred Stock. After satisfaction of the Series D and E liquidation preferences, the Series A, B, and C shares have liquidation preferences of $1.00, $2.80, and $4.00 per share, respectively, that are to be paid on a pari passu basis.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The holders of Preferred Stock vote equally with holders of common stock and, at the option of the holder, may be converted at any time into common stock. In addition, the outstanding Preferred Stock converts automatically upon the occurrence of certain defined events, including a qualified initial public offering with aggregate proceeds of at least $40.0 million and a price per share equal to or exceeding $7.00. The conversion ratio at December 31, 2005, was one-for-one. The conversion ratio may be adjusted from time to time, based on antidilution provisions included in the Articles of Incorporation.

The holders of 66.67% of the outstanding Preferred Stock, voting as a group, may request redemption at any time, on or after June 30, 2008, at a redemption price equal to the original purchase price per share of Preferred Stock plus a rate of return equal to 6%, compounded annually, plus any accrued and unpaid dividends. The difference between the original net proceeds and the redemption value of the Preferred Stock is being accreted over the period from the date of issuance to June 30, 2008.

In addition, the Company entered into an Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement with its Preferred Stock investors. Under these agreements, the Preferred Stock has provisions that prevent the Company from carrying out certain actions without the approval of the holders of a majority of the Preferred Stock. The Company is also precluded from taking certain actions without the approval of the holders of either a majority or 66.67% of the Series D and Series E Preferred Stock voting together as a single group, and certain other actions without the approval of the holders of a majority or 66.67% of the Series D Preferred Stock.

A summary of the Preferred Stock activity for the years ended December 31, 2003, 2004 and 2005, is as follows:

	Series A Redeemable Convertible Preferred Stock	Series B Redeemable Convertible Preferred Stock	Series C Redeemable Convertible Preferred Stock	Series D Redeemable Convertible Preferred Stock	Series E Redeemable Convertible Preferred Stock	Total
Balance at January 1, 2003	$3,745,458	$10,220,161	$10,157,429	$38,355,955	$—	$62,479,003
Accretion to redemption value	224,727	613,210	609,446	2,301,357	—	3,748,740

Balance at December 31, 2003	3,970,185	10,833,371	10,766,875	40,657,312	—	66,227,743
Issuance of Series E Preferred Stock	—	—	—	—	23,000,000	23,000,000
Accretion to redemption value	238,211	650,002	646,012	2,439,439	1,005,699	4,979,363

Balance at December 31, 2004	4,208,396	11,483,373	11,412,887	43,096,751	24,005,699	94,207,106
Accretion to redemption value	252,504	689,002	684,775	2,585,805	1,440,342	5,652,428

Balance at December 31, 2005	$4,460,900	$12,172,375	$12,097,662	$45,682,556	$25,446,041	$99,859,534

As of December 31, 2005:
Designated shares	3,050,000	3,085,714	2,300,000	9,191,248	5,031,447	22,658,409
Issued and outstanding shares	3,050,000	3,085,714	2,265,000	9,191,248	4,821,803	22,413,765
Aggregated liquidation preference	$3,050,000	$8,639,999	$9,060,000	$36,764,992	$23,000,000	$80,514,991

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.	Shareholders’ Equity Deficit

Stock Option Plan

The Company’s Amended and Restated 1999 Stock Option Plan (1999 Plan) authorizes the grant of options to employees, consultants and directors. At December 31, 2005, the Plan had 3,731,250 shares authorized for issuance. All options granted have either: (a) a five-year term from the date of grant in the case of incentive stock option grants to shareholders holding more than 10% of our common stock on a fully diluted basis, or (b) a ten-year term. Options granted under the 1999 Plan may be designated as qualified or nonqualified at the discretion of the 1999 Plan administrator. At December 31, 2005, there were 242,365 shares that were available for future issuance under the 1999 Plan.

Options granted under the 1999 Plan generally are immediately exercisable, but the underlying shares are then subject to the Company’s right to repurchase upon exercise. In the event that the optionee’s employment with, or service to, the Company should terminate, the Company has the option to repurchase the shares at the price originally paid by the optionee at exercise. These repurchase rights generally lapse at a rate of 25% per year from the optionee’s date of hire, or another date specified at the time the option is granted. At December 31, 2003, 2004 and 2005, there were 40,731, 66,293 and 57,140 shares, respectively, with aggregate proceeds received of $14,211, $29,813 and $43,069, respectively, exercised under the 1999 Plan that were subject to repurchase.

The Company granted 57,500, 5,000 and 49,000 options to consultants for services in 2003, 2004, and 2005, respectively. Consultant stock options are exercisable for ten years at prices per share ranging from $0.10 to $1.50. The estimated fair value of options granted to consultants, which vested during the years ended December 31, 2003, 2004, and 2005, was $54,447, $30,058, and $107,952, respectively, and was charged to expense. The estimated fair value was based on the Black-Scholes option-pricing model using the following assumptions:

	Year Ended December 31,
	2003	2004	2005
Risk-free interest rate	3.50%	3.65%	3.80%-4.36%
Dividend yield	—	—	—
Average remaining contractual life (in years)	7.23	6.40	7.92
Volatility	100%	100%	60%

In accordance with SFAS No. 123 and EITF 96-18, options granted to non-employees are periodically revalued with a final measurement upon vesting.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option activity and related information for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003		2004		2005
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	2,237,472	$0.53	1,896,170	$0.55	2,191,600	$0.58
Granted at fair value	—	—	—	—	200,000	0.80
Granted below fair value	434,325	0.60	600,480	0.63	477,157	0.96
Granted above fair value	113,340	0.80	—	—	—	—
Exercised	(152,681)	0.44	(269,491)	0.43	(302,302)	0.58
Cancelled	(736,286)	0.60	(35,559)	0.62	(172,565)	0.63

Outstanding at end of year	1,896,170	$0.55	2,191,600	$0.58	2,393,890	$0.67

Outstanding options vested and exercisable, but not subject to repurchase at year-end	983,795	$0.43	1,397,782	$0.52	1,540,047	$0.67

Weighted-average fair value of options granted during the period	$0.21		$0.20		$2.08

Exercise prices for options outstanding at December 31, 2005 are as follows:

Exercises Prices	Number of Shares	Weighted- Average Remaining Contractual Life (in years)	Outstanding Options Vested and Exercisable, but Not Subject to Repurchase
0.10	98,150	3.58	98,150
0.28	240,000	4.72	240,000
0.40	122,140	5.27	122,140
0.60	674,288	7.73	461,344
0.80	878,917	7.58	533,768
0.90	193,895	9.38	80,395
1.00	146,000	9.57	1,250
1.50	40,500	9.86	3,000

	2,393,890	7.36	1,540,047

10.	Net Loss Per Common Share

Basic net loss per share applicable to common shareholders is calculated by dividing the net loss applicable to common shareholders by the weighted-average number of unrestricted common shares outstanding for the period, without consideration of common stock equivalents. Diluted net loss per share applicable to common shareholders is computed by dividing the net loss applicable to common shareholders by the weighted-average number of unrestricted common shares and dilutive common share equivalents outstanding for the period, determined using the treasury-stock method and the as if converted method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table presents the computation of basic and diluted net loss per share applicable to common shareholders:

	Year Ended December 31,
	2003	2004	2005
Historical
Numerator:
Net loss applicable to common shareholders	$(17,927,920)	$(18,390,255)	$(20,226,912)

Denominator:
Weighted average shares outstanding	2,463,343	2,721,293	2,931,220
Weighted average common shares subject to repurchase	(73,111)	(58,329)	(49,465)

Shares used in computation of basic and diluted net loss applicable to common shareholders	2,390,232	2,662,964	2,881,755

Basic and diluted net loss per share applicable to common shareholders	$(7.50)	$(6.91)	$(7.02)

Antidilutive securities at December 31, 2005 excluded from diluted net loss applicable to common shareholders:
Preferred stock	17,591,962	21,026,671	22,413,765
Warrants and options outstanding	2,459,252	2,320,823	2,602,921

Pro forma (unaudited)
Pro forma basic and diluted net loss per share			$(0.58)

Pro forma shares used in computation of basic and diluted net loss per share			25,295,520

Pro forma basic and diluted net loss per share and shares used in computations of basic and diluted net loss per share assume conversion of all shares of redeemable convertible preferred stock into common stock as of January 1, 2005.

11.	Warrants

In connection with the Company’s Series D Preferred Stock financing, the Company issued to a sales agent a warrant to purchase 105,000 shares of common stock of the Company with an exercise price of $4.00 per share. The warrant expires on April 8, 2007. The estimated fair value of the warrant, calculated using the Black-Scholes option-pricing model, was $44,100. Assumptions used in determining the fair value include a volatility factor of 100%, contractual life of five years, a common stock value per share at the time of grant of $0.80, an expected dividend yield of 0%, and a risk-free interest rate of 4.65%.

During the year ended December 31, 2004, the Company executed a licensing agreement for intellectual property. Consideration for the license included a warrant for 25,000 shares of the Company’s common stock with an estimated exercise price of $0.80 per share. The warrant expires on the earlier of November 11, 2009 or an initial public offering. The Company expensed the estimated fair value of the warrant, $15,155, to research and development expense. The warrant value was determined using the Black-Scholes option-pricing model. Assumptions used in determining the fair value of this warrant include a volatility factor of 100%, contractual life of five years, a common stock value per share at the time of grant of $0.80, an expected dividend yield of 0%, and a risk-free interest rate of 3.30%.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

As discussed in Note 5, in connection with the debt offering during December 2005, the Company issued warrants to purchase shares of Series E Preferred Stock.

No warrants have been exercised as of December 31, 2005.

12.	Shares Reserved

At December 31, 2005, common stock is reserved for the following purposes:

Conversion of redeemable convertible preferred stock	22,413,765
Stock options	2,636,255
Warrants to purchase common stock	130,000
Warrants to purchase redeemable convertible preferred stock	209,645

25,389,665

13.	Contractual Agreements

The Company purchases components, materials and final assemblies from single sources. While alternate suppliers do exist, if any existing suppliers were unable or unwilling to meet demand for product components, or if these components do not meet quality or other specifications, or if the Company is required to change to an alternate supplier for any key product components, the Company may face operational or regulatory delays that may result in delays to clinical trials and development programs. The Company plans to address potential future supply interruptions by maintaining a sufficient inventory stock to address temporary supply shortages. The following are key manufacturing and component supply relationships:

Texcel LLC:    Texcel LLC (Texcel) is the exclusive manufacturer of the Company’s implantable pulse generators (IPGs) under a manufacturing agreement that will terminate during April 2010. Texcel is contractually obligated to provide as many IPGs as are ordered in accordance with purchase forecasts. The purchase price for these devices is re-evaluated annually and may only be increased if associated costs have increased. The Company can solicit bids for the manufacture of IPGs by alternate suppliers once annually, and is required to notify Texcel of the relevant terms of a superior bid. The Company can terminate the agreement or the exclusivity provisions unless Texcel agrees within 30 days to match the bid. The Company also can terminate the agreement on 60 days’ prior written notice if distribution ceases for all or substantially all of the Company’s IPGs, or if Texcel commits and fails to cure a material breach of the agreement.

CTS Electronics Manufacturing Solutions, Inc.:    Under a manufacturing agreement that will terminate during April 2010, CTS Electronics Manufacturing Solutions, Inc. (CTS) is the exclusive manufacturer of printed circuit board assemblies for the Company’s IPGs and programming wand. CTS is contractually obligated to provide as many of these components as ordered in accordance with purchase forecasts. The pricing and termination provisions of the CTS agreement are the same as under the Texcel agreement, except that the Company cannot terminate the agreement if distribution ceases for all or substantially all of the components that CTS manufactures.

Oscor, Inc.:    Oscor, Inc. (Oscor) is the exclusive manufacturer of the Company’s cortical stimulation leads under a manufacturing agreement that will terminate in April 2010. Oscor is contractually obligated to provide as many of these components as ordered in accordance with purchase forecasts. The pricing and termination provisions of the Oscor agreement are the same as under the Texcel agreement.

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Avail Medical Products, Inc.:    Avail Medical Products, Inc. (Avail) is the exclusive provider of the Company’s packaging and labeling, and provides sterilization services for certain product components, under a manufacturing agreement that will terminate in August 2010. Avail is contractually obligated to provide as many of the products as ordered in accordance with purchase forecasts. The pricing and termination provisions of the Avail agreement are the same as under the Texcel agreement, except that Avail has 15 days to cure a supply delivery failure, the Company cannot terminate the agreement if distribution of all or substantially all of the product components packaged by Avail is ceased, and the Company can only solicit annual bids from selected persons.

14.	Defined Contribution Plan

The Company sponsors a defined contribution 401(k) plan (401(k) Plan), which commenced in 2000, in which employees may contribute pretax earnings, up to the $14,000 maximum allowed by law, or $18,000 for those employees who are over 50 years of age. The 401(k) Plan permits discretionary contributions by the Company. The Company has made no contributions to date. Administrative expenses of the 401(k) Plan are paid by the Company and totaled less than $5,000 annually in the years ended December 31, 2003, 2004, and 2005.

15.	Sale of PNT Assets

On May 20, 2003, the Company sold all of the assets related to its PNT product. The sale included the Company’s trade accounts receivable, inventory, manufacturing assets, certain other PNT assets, and the intellectual property related to PNT. The carrying value of the PNT-related assets sold approximated $1.5 million. The sale included a five-year noncompete agreement. In addition, the Company agreed to a separate, two-year agreement with an affiliate of the purchaser of the PNT assets to provide transition assistance and ongoing consulting.

Total proceeds from the sale of the PNT assets and the related consulting agreement were $4,750,000, resulting in a gain upon the sale of approximately $3,273,000; however, because of the long-term nature of the consulting services and the inability of the Company to separately value those services, the gain was deferred and was amortized into other income over the 24 month consulting period (approximately $136,000 per month). At December 31, 2005, the entire gain has been amortized.

Immediately prior to the sale of the PNT assets, the Company terminated 29 employees. Impacted employees were provided with severance benefits including a certain number of months pay dependent upon their period of service with the Company, job placement services, and payment of Cobra through the end of 2003. The total cost of this severance was $571,929. In addition, certain employees requested and were granted an extension of the exercise period for their outstanding stock options to the end of 2003. The extension of the exercise period resulted in a remeasurement of stock compensation expense for options with exercise prices below the estimated fair value at the time the extension was granted. The Company recorded additional stock-based compensation expense in 2003 of $78,000 related to this remeasurement. The total costs of the severance and stock option remeasurement of $649,929 was recorded as an operating expense in 2003.

16.	Subsequent Events

In February 2006, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. The board of directors approved, subject to shareholder approval, an increase in the number of authorized shares to

NORTHSTAR NEUROSCIENCE, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

100,000,000 shares of common stock and 5,000,000 shares of preferred stock. At that time, the board of directors also approved, subject to shareholder approval, an increase in the number of shares of common stock authorized for issuance under the 1999 Plan by 500,000 shares, for a total of 4,231,250 shares authorized under the 1999 Plan.

In addition, the board of directors approved, subject to shareholder approval, the Company’s 2006 Performance Incentive Plan (Incentive Plan) in February 2006. When the Incentive Plan becomes effective, the 1999 Plan will be terminated, and any shares subject to outstanding options under the 1999 Plan as of the date of the plan’s termination, and for which such options expire on otherwise terminate without having been exercised in full, will rollover to the Incentive Plan. The Incentive Plan provides for various forms of awards to Company employees, including the potential for awards in the form of stock options, stock appreciation rights, restricted stock purchase rights, deferred compensation awards, cash-based and other stock-based awards, and non-employee director awards. The Incentive Plan provides for up to 3,000,000 shares of common stock to be issued under the plan, with an annual evergreen provision that provides for an automatic annual increase on January 1 of each year in the aggregate number of shares available equal to the lesser of 2% of the issued and outstanding shares of common stock or 1,000,000 shares.

In February 2006, the board of directors also approved a form of employment agreement that the Company expects to enter into with certain of its executive officers if and when the Company’s registration statement becomes effective. These employment agreements provide for partial acceleration of vesting of outstanding stock options and other outstanding stock awards upon certain employment terminations in the absence of a change in control of the Company (as defined in each employment agreement), and full acceleration of vesting of outstanding stock options and other outstanding stock awards upon certain employment terminations following a change in control of the Company. The date of such accelerated vesting would represent a new measurement date for such award and could result in an accounting charge at the time of termination of employment.

NORTHSTAR
NEUROSCIENCE

Stroke and Neuroplasticity

Functional Magnetic Resonance Imaging (*f*MRI) Images

Tissue damaged by stroke
Resulting in loss of motor function

Alternative pathway
Existing brain cells assume some of the function of damaged area (neuroplasticity)

Our initial cortical stimulation application, The Northstar Stroke Recovery System, is intended to facilitate stroke motor recovery by enhancing neuroplasticity.

             Shares

Common Stock

P R O S P E C T U S

                    , 2006

Citigroup

Cowen & Company

First Albany Capital

Leerink Swann & Company

Through and including                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market initial listing fee. We intend to pay all expenses of registration, issuance and distribution.

SEC registration fee		$9,095
NASD filing fee		9,000
Nasdaq National Market initial listing fee		100,000
Blue sky qualification fees and expenses		5,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under various circumstances for liabilities arising under the Securities Act. As permitted by the Washington Business Corporation Act, the registrant’s articles of incorporation that will be effective following the offering provide that the registrant will indemnify any individual made a party to a proceeding because that individual is or was one of the registrant’s directors, officers or certain other employees or agents, and will advance or reimburse the reasonable expenses incurred by that individual with respect to such proceeding, without regard to the limitations of Sections 23B.08.510 through 23B.08.550 and 23B.08.560(2) of the Washington Business Corporation Act, or any other limitation that may be enacted in the future to the extent the limitation may be disregarded if authorized by the registrant’s articles of incorporation, to the fullest extent and under all circumstances permitted by applicable law. The indemnification rights conferred in the registrant’s articles of incorporation are not exclusive.

The registrant maintains a liability insurance policy pursuant to which its directors and officers may be indemnified against liability incurred for serving in their capacities as directors and officers.

Prior to the completion of this offering, the registrant intends to enter into shareholder-approved indemnification agreements with each of its directors and officers. The indemnification agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

The form of underwriting agreement filed as an exhibit to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act or otherwise.

The Fourth Amended and Restated Investors’ Rights Agreement, as amended, between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Registrant’s Amended and Restated Articles of Incorporation, to be effective upon closing of this offering	3.4
Form of Indemnification Agreement	10.1
Fourth Amended and Restated Investors’ Rights Agreement, dated April 9, 2004	10.2

Item 15. Recent Sales of Unregistered Securities

From January 1, 2003 through March 27, 2006, the registrant has sold the following securities that were not registered under the Securities Act:

•	The registrant sold an aggregate of 794,278 shares of its common stock to certain employees, directors and consultants for cash consideration in the aggregate amount of $414,288.16 upon the exercise of stock options granted under its Amended and Restated 1999 Stock Option Plan, 10,167 shares of which have been repurchased.

•	The registrant granted stock options to certain employees, directors and consultants under its Amended and Restated 1999 Stock Option Plan covering an aggregate of 2,068,132 shares of common stock, at exercise prices ranging from $0.60 to $6.46 per share. Of these, options covering an aggregate of 220,460 were canceled without being exercised.

•	In April 2004, the registrant sold an aggregate of 4,821,803 shares of Series E redeemable convertible preferred stock to Boston Scientific Corporation, an accredited investor at the time of the issuance, at $4.77 per share for an aggregate purchase price of $23.0 million.

•	In October 2004, the registrant issued a warrant to purchase 25,000 shares of common stock at an exercise price of $0.80 per share in connection with the execution of a licensing agreement for intellectual property.

•	In December 2005, the registrant entered into a loan and security agreement with Horizon Technology Funding Company LLC and Oxford Finance Corporation, pursuant to which the registrant may borrow up to $10.0 million from the lenders in consideration for certain promissory notes. In connection with the loan financing, the registrant issued two warrants to purchase up to an aggregate of 209,645 shares of Series E redeemable convertible preferred stock, assuming full draw down of the credit facility, with an exercise price of $4.77 per share, subject to certain adjustments, to Horizon Technology Funding Company LLC and Oxford Finance Corporation, each of which was an accredited investor at the time of the issuance.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

No underwriters were involved in the foregoing sales of securities.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1+	Amended and Restated Articles of Incorporation of the registrant

3.2+	Amendment to Articles of Incorporation of the registrant

3.3*	Amendment to Articles of Incorporation of the registrant

3.4	Form of Amended and Restated Articles of Incorporation of the registrant, to be effective following this offering

3.5+	Bylaws of the registrant, as amended

3.6+	Form of Amended and Restated Bylaws of the registrant, to be effective following this offering

4.1*	Specimen certificate evidencing shares of common stock

5.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1+	Form of Indemnification Agreement entered into between the registrant and each of its directors and officers

10.2+	Fourth Amended and Restated Investors’ Rights Agreement, dated April 9, 2004, by and among the registrant and the shareholders listed on Exhibit A thereto

10.3+	First Amendment to Fourth Amended and Restated Investors’ Rights Agreement, dated December 30, 2005, between the registrant and the shareholders named therein

10.4+	Venture Loan and Security Agreement, dated December 30, 2005, by and among the registrant, Horizon Technology Funding Company II LLC and Oxford Finance Corporation

10.5+	Amended and Restated 1999 Stock Option Plan and related agreements

10.6	2006 Performance Incentive Plan and related agreements

10.7+	Lease Agreement, dated July 5, 2000, between the registrant and Selig Real Estate Holdings Eight

10.8+	First Amendment to Lease dated July 5, 2000, dated as of July 2, 2002, between the registrant and Selig Real Estate Holdings Eight

10.9+	Manufacturing Agreement, dated April 9, 2004, between the registrant and Texcel LLC

10.10+	Manufacturing Agreement, dated April 9, 2004, between the registrant and SMTEK International, Inc., as amended (SMTEK International, Inc. has been acquired by CTS Electronics Manufacturing Solutions, Inc.)

10.11+	Manufacturing Agreement, dated August 30, 2004, between the registrant and Avail Medical Products, Inc.

10.12+	Manufacturing Agreement, dated April 8, 2004, between the registrant and Oscor, Inc.

10.13*	Form of Employment Agreement between the registrant and Alan J. Levy, Ph.D.

10.14*	Form of Employment Agreement between the registrant and John S. Bowers Jr.

10.15*	Form of Employment Agreement between the registrant and Raymond N. Calvert

10.16*	Form of Employment Agreement between the registrant and Lori J. Glastetter

Exhibit Number	Description of Document

10.17*	Form of Employment Agreement between the registrant and Nawzer Mehta, Ph.D.

10.18*	Form of Employment Agreement between the registrant and Bradford E. Gliner

10.19	Director Resignation Agreement, dated March 7, 2006, between the registrant and Seth A. Rudnick

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.3+	Consent of Albert J. Graf

23.4+	Consent of Robert E. McNamara

24.1+	Power of Attorney

*	To be filed by amendment.
+	Previously filed.

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, in the County of King, State of Washington, on the 29th day of March, 2006.

NORTHSTAR NEUROSCIENCE, INC.

By:	/s/ Alan J. Levy, Ph.D.
Alan J. Levy, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alan J. Levy, Ph.D. Alan J. Levy, Ph. D.	President, Chief Executive Officer and Director (principal executive officer)	March 29, 2006

/s/ Raymond N. Calvert Raymond N. Calvert	Chief Financial Officer (principal financial and accounting officer)	March 29, 2006

/s/ Susan K. Barnes* Susan K. Barnes	Director	March 29, 2006

/s/ Wende S. Hutton* Wende S. Hutton	Director	March 29, 2006

/s/ Seth A. Rudnick, M.D.* Seth A. Rudnick, M.D.	Director	March 29, 2006

/s/ Dale A. Spencer* Dale A. Spencer	Director	March 29, 2006

/s/ Jesse I. Treu, Ph.D.* Jesse I. Treu, Ph.D.	Director	March 29, 2006

/s/ Carol D. Winslow* Carol D. Winslow	Director	March 29, 2006

*By:	/s/ Alan J. Levy, Ph.D.
Alan J. Levy, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1+	Amended and Restated Articles of Incorporation of the registrant

3.2+	Amendment to Articles of Incorporation of the registrant

3.3*	Amendment to Articles of Incorporation of the registrant

3.4	Form of Amended and Restated Articles of Incorporation of the registrant, to be effective following this offering

3.5+	Bylaws of the registrant, as amended

3.6+	Form of Amended and Restated Bylaws of the registrant, to be effective following this offering

4.1*	Specimen certificate evidencing shares of common stock

5.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1+	Form of Indemnification Agreement entered into between the registrant and each of its directors and officers

10.2+	Fourth Amended and Restated Investors’ Rights Agreement, dated April 9, 2004, by and among the registrant and the shareholders listed on Exhibit A thereto

10.3+	First Amendment to Fourth Amended and Restated Investors’ Rights Agreement, dated December 30, 2005, between the registrant and the shareholders named therein

10.4+	Venture Loan and Security Agreement, dated December 30, 2005, by and among the registrant, Horizon Technology Funding Company II LLC and Oxford Finance Corporation

10.5+	Amended and Restated 1999 Stock Option Plan and related agreements

10.6	2006 Performance Incentive Plan and related agreements

10.7+	Lease Agreement, dated July 5, 2000, between the registrant and Selig Real Estate Holdings Eight

10.8+	First Amendment to Lease dated July 5, 2000, dated as of July 2, 2002, between the registrant and Selig Real Estate Holdings Eight

10.9+	Manufacturing Agreement, dated April 9, 2004, between the registrant and Texcel LLC

10.10+	Manufacturing Agreement, dated April 9, 2004, between the registrant and SMTEK International, Inc., as amended (SMTEK International, Inc. has been acquired by CTS Electronics Manufacturing Solutions, Inc.)

10.11+	Manufacturing Agreement, dated August 30, 2004, between the registrant and Avail Medical Products, Inc.

10.12+	Manufacturing Agreement, dated April 8, 2004, between the registrant and Oscor, Inc.

10.13*	Form of Employment Agreement between the registrant and Alan J. Levy, Ph.D.

10.14*	Form of Employment Agreement between the registrant and John S. Bowers Jr.

10.15*	Form of Employment Agreement between the registrant and Raymond N. Calvert

10.16*	Form of Employment Agreement between the registrant and Lori J. Glastetter

10.17*	Form of Employment Agreement between the registrant and Nawzer Mehta, Ph.D.

10.18*	Form of Employment Agreement between the registrant and Bradford E. Gliner

10.19	Director Resignation Agreement, dated March 7, 2006, between the registrant and Seth A. Rudnick

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.3+	Consent of Albert J. Graf

23.4+	Consent of Robert E. McNamara

24.1+	Power of Attorney

*	To be filed by amendment.
+	Previously filed.